Form 10-K, Exhibit 13
period 1994-10-30
APPLIED MATERIALS INC /DE
filed 1994-12-21
CIK 6951

                                                                      EXHIBIT 13
SELECTED CONSOLIDATED
__________________________________
                    FINANCIAL DATA


  Fiscal year ended*                                1994             1993               1992         1991         1990
- - ----------------------------------------------------------------------------------------------------------------------
  (In thousands, except per share data)
  Net sales                                   $1,659,807       $1,080,047           $751,383     $638,606     $567,130
  Gross margin                                $  768,295       $  475,684           $308,204     $268,581     $265,129
    (% of net sales)                                46.3             44.0               41.0         42.1         46.7
  Research, development
    and engineering                           $  189,126       $  140,161           $109,196     $102,665     $ 97,066
    (% of net sales)                                11.4             13.0               14.5         16.1         17.1
  Marketing, selling and
    administrative                            $  242,047       $  171,654           $126,383     $113,228     $109,113
    (% of net sales)                                14.6             15.9               16.8         17.7         19.2
  Income from consolidated
    companies before taxes
    and cumulative effect of
    accounting change                         $  334,497       $  153,558           $ 58,925     $ 40,355     $ 54,084
    (% of net sales)                                20.2             14.2                7.8          6.3          9.5
  Tax rate (%)                                      35.0             33.0               33.0         35.0         37.0
  Net income                                  $  220,696       $   99,695           $ 39,480     $ 26,231     $ 34,073
  Earnings per share                          $     2.60       $     1.21           $    .54     $    .38     $    .50
  Average common shares
    and equivalents                               85,021           82,294             72,680       68,900       68,144
  --------------------------------------------------------------------------------------------------------------------
  Order backlog                               $  715,200       $  365,800           $253,900     $213,400     $250,400
  Working capital                             $  734,104       $  395,388           $333,590     $234,211     $171,656
  Long-term debt                              $  209,114       $  121,076           $118,445     $123,967     $ 53,611
  Stockholders' equity                        $  966,264       $  598,762           $474,111     $325,454     $300,308
  Book value per share                        $    11.49       $     7.45           $   6.06     $   4.82     $   4.51
  Total assets                                $1,702,665       $1,120,152           $853,822     $660,756     $558,009
  Capital expenditures                        $  180,440       $   95,351           $ 60,943     $ 62,670     $106,149
  Regular full-time employees                      6,497            4,739              3,909        3,543        3,281
======================================================================================================================

* The fiscal year ends on the last Sunday in October of each year. The fiscal year end for the periods presented are October 30, 1994, October 31, 1993, October 25, 1992, October 27, 1991 and October 28, 1990.


26       A P P L I E D  M A T E R I A L S

MANAGEMENT'S DISCUSSION
__________________________________
                      AND ANALYSIS


Applied Materials, Inc. (the Company) achieved record revenues of $1.7 billion for the fiscal year ended October 30, 1994. Record new orders for the fiscal year were $2.0 billion and the Company ended the fiscal year with a backlog of $715.2 million compared to $365.8 million at the end of fiscal 1993.

         Fiscal 1994 and 1992 each consisted of 52 weeks while fiscal 1993 consisted of 53 weeks. Although the additional week affected overall sales and spending during fiscal 1993, it did not materially impact the comparability of the annual financial results from year to year.

RESULTS OF OPERATIONS

The Company's worldwide net sales increased by 54 percent and 121 percent for fiscal 1994 compared to fiscal 1993 and fiscal 1992, respectively, reflecting a continuing strong worldwide demand for the Company's single-wafer, multichamber systems and worldwide service and support operations. The increased demand for the Company's multichamber systems (the Precision 5000, Endura and Centura) reflects the industry's trend toward systems capable of performing processes needed for smaller device geometries, as well as complex multi-level metal structures of most advanced semiconductor devices. High reliability and uptime specifications from our global customers have helped establish firm worldwide demand for the Company's installed base service and support organization which increased revenues 39 percent from fiscal 1993 and 82 percent from fiscal 1992.

         Applied Materials operates in all major geographic regions of the worldwide semiconductor industry. In fiscal 1994, 63 percent of the Company's net sales were to customers located outside North America compared to 62 percent in fiscal 1993 and 61 percent in fiscal 1992. North America continued to represent the Company's largest region as manufacturers invested in production capacity for advanced microprocessors, memory devices and application-specific integrated circuits (ASIC). Sales in Japan improved from the prior fiscal year as major dynamic random access memory (DRAM) manufacturers invested in new eight-inch wafer fabrication lines. Fiscal 1994 sales in the Asia-Pacific region continued to increase from fiscal 1993 levels, driven by investments in DRAM capacity in South Korea and logic and foundry capacity in Taiwan and Singapore. European sales also showed improvement reflective of investments by both European and U.S. multinational manufacturers in semiconductor capacity to serve the computing, telecommunications and consumer products markets. Although the Company has experienced high growth rates for more than two years, the Company's expectation is that such rates will moderate as demand for semiconductor production equipment reaches more sustainable levels.

         While markets outside of North America provide the Company with significant growth opportunities, periodic downturns, fluctuations in interest and foreign currency exchange rates, trade balance issues, and potential political instability are all risks which could affect product demand. Significant operations of the Company are conducted in Japanese yen, British pounds sterling and other European currencies.





                                     A P P L I E D  M A T E R I A L S         27

MANAGEMENT'S DISCUSSION
___________________________________
                       AND ANALYSIS

Forward exchange contracts and options are purchased to hedge certain existing firm commitments and anticipated foreign currency denominated transactions over the next year. Gains and losses on hedge contracts are reported as a component of the related transaction. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. With the strengthening of the Japanese yen relative to the U.S. dollar during fiscal 1994, the Company experienced a slightly favorable impact to its results of operations after the effects of the foreign currency hedging activities. To date exchange gains and losses resulting from translation of foreign currencies into U.S. dollars have not had a significant effect on the Company's results of operations.

         Gross margin as a percentage of net sales increased to 46 percent in fiscal year 1994 compared with 44 percent in fiscal 1993 and 41 percent in fiscal 1992. The improvement from the prior years reflects economies of scale in manufacturing and service and support operations as net sales reached record levels. However, past margin trends are not necessarily indicative of future margin performance.

         Total operating expenses as a percentage of net sales were 26 percent in fiscal 1994 compared to 29 percent and 32 percent in fiscal 1993 and 1992, respectively. This decreasing trend is due mainly to revenue growth exceeding spending growth. Due to the rapid growth in demand in fiscal 1994 and 1993, the Company's operating infrastructure investments did not keep pace with the increase in sales. Accordingly, the Company intends to increase investments in strategic facilities expansion, information systems technology and personnel to support higher volumes of business. Thus, the Company's expectation is that operating expenses as a percentage of sales will increase modestly in fiscal 1995.

         The highly competitive market served by the Company is characterized by rapid technological change and increasingly stringent customer requirements. The Company's future results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, Applied Materials believes it is critical to continue to make substantial investments in research and development to ensure a continued flow of innovative, high-quality products. Investments in research, development and engineering were $189.1 million or 11 percent of net sales in fiscal 1994 compared with $140.2 million or 13 percent in fiscal 1993 and $109.2 million or 15 percent in fiscal 1992. New products introduced during fiscal 1994 include the Centura HP PVD, Polycide Centura and Metal Etch MxP Centura. The Company also introduced a new electrostatic chuck, WCVD xZ(TM) chamber and subatmospheric chemical vapor deposition technologies for existing products. Research, development and engineering expenditures for fiscal 1995 will be directed towards new wafer processing systems, new process applications for existing products and related wafer processing technology.

         Marketing, selling and administrative expenses as a percentage of net sales were 15 percent, 16 percent and 17 percent in fiscal 1994, 1993 and 1992, respectively. During each of these fiscal years, the Company has increased spending in marketing and selling programs to support the development of international





28       A P P L I E D  M A T E R I A L S
markets and to increase customer understanding of new and existing products in all geographic regions. Increases in administrative expenses over the prior three fiscal years have been primarily to support the Company's growth. During fiscal 1994, the Company implemented its global organization strategy which created the worldwide business, product and manufacturing operations, supported by global human resources, customer satisfaction and finance organizations. As a percentage of net sales, these expenses have decreased as revenue growth has exceeded the growth in marketing, selling and administrative expense.

         Applied Materials' effective income tax rate was 35 percent in fiscal 1994 and 33 percent in fiscal 1993 and 1992. The two percentage point increase in the effective tax rate over the last three years is primarily the result of recently enacted U.S. tax legislation, as well as variations in the Company's worldwide income mix and foreign taxes. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", (SFAS
109) prospectively on November 1, 1993 and recorded a one-time $7.0 million credit, or $0.09 per share, from the impact of the accounting change. Adoption of SFAS 109 did not otherwise have a significant effect on the provision for income taxes. In fiscal 1995, the Company's effective tax rate is anticipated to remain at the current 35 percent level.

         The Company's future operating results may be affected by inherent uncertainties that exist in the worldwide semiconductor equipment industry. Such uncertainties include, but are not limited to, the development of new technologies, competitive pricing pressures, changes to global economic conditions, and the availability of needed components. Accordingly, recent historical operating results should only be one element in evaluating the future financial performance of the Company.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Operating activities during fiscal 1994 generated $111.0 million in cash as compared to $117.0 million in fiscal 1993 and $59.2 million in 1992. The primary factor contributing to the decrease from fiscal 1993 to 1994 was increased levels of accounts receivable and inventory offset by sharply higher earnings and depreciation. The increase from fiscal 1992 to 1993 was the result of higher earnings before depreciation. Accounts receivable increased $149.8 million from October 1993 primarily due to increased sales volumes and increases in collection time in North America and Japan. Inventories increased $91.1 million from October 1993 primarily to support production ramp-up to meet higher demand for products and for increases in spare parts to support a larger global installed base. Exchange rate fluctuations between the functional currencies of the Company's subsidiaries and the U.S. dollar did not materially affect the consolidated balance sheet.

         The Company's investing activities used $295.9 million in cash as compared to $184.6 million in fiscal 1993 and $109.2 million in 1992. In fiscal 1994, as in fiscal 1993 and 1992, investments consisted primarily of capital expenditures for facilities expansion, demonstration and test equipment and information systems. Major facility improvement and expansion projects are currently taking place in Texas, California, Japan, Taiwan and Korea. These projects reflect efforts taken by the Company to manage its manufacturing and engineering lab capacity to ensure that customer demands will be met.





                                     A P P L I E D  M A T E R I A L S         29

MANAGEMENT'S DISCUSSION
___________________________________
                       AND ANALYSIS

Capital expenditures are expected to approximate $195 million during 1995. This amount includes funds for the continuation and completion of facilities expansion, investments in demonstration and test equipment, information systems and other capital expenditures. These expenditures are anticipated to be financed by operating earnings and available cash on hand.

         During fiscal 1994, the Company's financing activities raised $110.7 million from the sale of 2.3 million shares of common stock and $98.6 million from the issuance of ten-year noncallable unsecured senior notes.

         At October 30, 1994, the Company's principal sources of liquidity consisted of $422.3 million of cash and short-term investments and $205 million in available U.S. and foreign credit facilities. The Company's liquidity is affected by many factors, some of which are based on the normal on-going operations of the business and others which relate to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and current borrowing arrangements, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.

         One of the Company's locations has been designated as a superfund site by the U.S. Environmental Protection Agency. The Company has an approved plan for remedial action, and the cost of this approved plan is not significant.

         In September 1993, the Company entered into a joint venture agreement with Komatsu Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation whose global business is to develop, manufacture and market systems used to produce flat panel displays (see note five to the consolidated financial statements). In fiscal 1994, the Company recorded a $3.7 million reduction in its investment in accounting for AKT's net loss. The Company's management does not expect this transaction or the operations of the joint venture to materially impact the Company's financial condition or net income during fiscal 1995 as AKT remains in the startup phase of its business operations. AKT anticipates accelerating its investment in product technologies for both PVD and Etch in addition to expanding the substrate size of its CVD product during fiscal 1995 and 1996.





30       A P P L I E D  M A T E R I A L S

CONSOLIDATED STATEMENTS OF
___________________________________
                         OPERATIONS


  Fiscal year ended                                             1994         1993         1992
  --------------------------------------------------------------------------------------------
  (In thousands, except per share data)
  Net sales                                               $1,659,807   $1,080,047     $751,383
  Cost of products sold                                      891,512      604,363      443,179
  --------------------------------------------------------------------------------------------
  Gross margin                                               768,295      475,684      308,204
  Operating expenses:
    Research, development and engineering                    189,126      140,161      109,196
    Marketing and selling                                    157,303      107,275       78,141
    General and administrative                                84,744       64,379       48,242
    Other expense (income), net                               (2,115)       2,875        4,249
  --------------------------------------------------------------------------------------------
  Income from operations                                     339,237      160,994       68,376
    Interest expense                                          15,962       14,206       15,207
    Interest income                                           11,222        6,770        5,756
  --------------------------------------------------------------------------------------------
  Income from consolidated companies before taxes
    and cumulative effect of accounting change               334,497      153,558       58,925
  Provision for income taxes                                 117,074       50,674       19,445
  --------------------------------------------------------------------------------------------
  Income from consolidated companies before
    cumulative effect of accounting change                   217,423      102,884       39,480
  Equity in net loss of joint venture                          3,727        3,189            -
  --------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting
    change                                                   213,696       99,695       39,480
  Cumulative effect of a change in accounting for
    income taxes                                               7,000            -            -
  --------------------------------------------------------------------------------------------
  Net income                                              $  220,696   $   99,695     $ 39,480
  --------------------------------------------------------------------------------------------
  Earnings per share:
    Income before cumulative effect of accounting
      change                                              $     2.51   $     1.21     $    .54
  --------------------------------------------------------------------------------------------
    Net income                                            $     2.60   $     1.21     $    .54
  --------------------------------------------------------------------------------------------
  Average common shares and equivalents                       85,021       82,294       72,680
  ============================================================================================

See accompanying notes to the consolidated financial statements.





                                     A P P L I E D  M A T E R I A L S         31

CONSOLIDATED
__________________________
            BALANCE SHEETS

                                                           1994          1993
  ---------------------------------------------------------------------------
  (In thousands, except per share data)
  ASSETS
  Current assets:
    Cash and cash equivalents                        $  160,320    $  119,597
    Short-term investments                              262,005       146,583
    Accounts receivable, less allowance for
      doubtful accounts of $1,089 and $487              405,813       256,020
    Inventories                                         245,710       154,597
    Deferred income taxes                                99,766        62,413
    Other current assets                                 56,923        36,706
  ---------------------------------------------------------------------------
    Total current assets                              1,230,537       775,916
  Property, plant and equipment, less
    accumulated depreciation                            452,454       327,704
  Other assets                                           19,674        16,532
  ---------------------------------------------------------------------------
  Total assets                                       $1,702,665    $1,120,152
  ===========================================================================
   LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
    Notes payable                                    $   43,081    $   41,645
    Current portion of long-term debt                    15,432         7,017
    Accounts payable and accrued expenses               378,238       282,699
    Income taxes payable                                 59,682        49,167
  ---------------------------------------------------------------------------
    Total current liabilities                           496,433       380,528
  Long-term debt                                        209,114       121,076
  Deferred income taxes                                  11,581         7,193
  Other non-current obligations                          19,273        12,593
  ---------------------------------------------------------------------------
    Total liabilities                                   736,401       521,390
  ---------------------------------------------------------------------------
  Commitments and contingencies                               -             -

  Stockholders' equity:
    Preferred stock; $.01 par value per share;
      1,000 shares authorized; no shares issued               -             -
    Common stock; $.01 par value per share;
      200,000 shares authorized; 84,104 and
      80,378 shares outstanding                             841           804
    Additional paid-in capital                          390,655       256,429
    Retained earnings                                   545,926       325,230
    Cumulative translation adjustments                   28,842        16,299
  ---------------------------------------------------------------------------
    Total stockholders' equity                          966,264       598,762
  ---------------------------------------------------------------------------
  Total liabilities and stockholders' equity         $1,702,665    $1,120,152
  ===========================================================================

See accompanying notes to the consolidated financial statements.





32       A P P L I E D  M A T E R I A L S

CONSOLIDATED STATEMENTS OF
____________________________________
                          CASH FLOWS


  Fiscal year ended                                                1994           1993            1992
  ----------------------------------------------------------------------------------------------------
  (In thousands)
  Cash flows from operating activities:
  Net income                                                  $ 220,696      $  99,695       $  39,480
  Adjustments required to reconcile net income
    to cash provided by operations:
    Depreciation and amortization                                59,051         38,894          28,858
    Equity in net loss of joint venture                           3,727          3,189               -
    Cumulative effect of a change in accounting for
      income taxes                                               (7,000)             -               -
    Changes in assets and liabilities:
      Accounts receivable                                      (135,851)       (53,188)        (28,337)
      Inventories                                               (80,507)       (42,731)         (6,169)
      Deferred income taxes                                     (32,697)       (22,961)         (9,771)
      Other current assets                                      (18,216)       (18,342)         (6,179)
      Other assets                                               (3,733)          (836)           (178)
      Accounts payable and accrued expenses                      83,119         85,607          28,178
      Income taxes payable                                       12,329         21,601          11,856
      Other non-current obligations                              10,106          6,030           1,413
  ----------------------------------------------------------------------------------------------------
  Cash provided by operations                                   111,024        116,958          59,151
  ----------------------------------------------------------------------------------------------------
  Cash flows from investing activities:
    Capital expenditures                                       (180,440)       (95,351)        (60,943)
    Investment in joint venture                                       -         (5,860)              -
    Proceeds from short-term investments                        151,305        155,668          34,362
    Purchases of short-term investments                        (266,727)      (239,034)        (82,619)
  ----------------------------------------------------------------------------------------------------
  Cash used for investing                                      (295,862)      (184,577)       (109,200)
  ----------------------------------------------------------------------------------------------------
  Cash flows from financing activities:
    Short-term borrowing, net                                    (1,420)         9,907          (8,687)
    Long-term debt borrowing                                     98,594          5,505               -
    Long-term debt repayments                                    (7,256)        (9,158)        (10,383)
    Sales of common stock,
      net of treasury stock activity                            134,263         21,566         102,564
  ----------------------------------------------------------------------------------------------------
  Cash provided by financing                                    224,181         27,820          83,494
  ----------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                         1,380            (57)            834
  ----------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents               40,723        (39,856)         34,279
  Cash and cash equivalents at beginning of year                119,597        159,453         125,174
  ----------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                    $ 160,320      $ 119,597       $ 159,453
  ====================================================================================================

Cash payments for interest were $14,120, $14,187 and $14,875 for 1994, 1993 and 1992, respectively.

Cash payments for income taxes were $79,498, $31,177 and $9,671 for 1994, 1993 and 1992, respectively.

See accompanying notes to the consolidated financial statements.





                                     A P P L I E D  M A T E R I A L S         33

NOTES TO
_________________________________________
        CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany balances and transactions. The Company's 50 percent joint venture investment in Applied Komatsu Technology, Inc. (AKT) is accounted for under the equity method and is included in other long-term assets. The Company's fiscal year ends on the last Sunday of October. Fiscal 1994 consisted of 52 weeks and ended on October 30, 1994. Fiscal 1993 consisted of 53 weeks and ended on October 31, 1993. Fiscal 1992 consisted of 52 weeks and ended on October 25, 1992.

Cash Equivalents and Short-Term Investments. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents and short-term investments are stated at cost which approximates market value.

     During 1993, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. SFAS 115 requires investment securities to be classified as trading, available for sale or held to maturity. The Company will adopt SFAS 115 in the first quarter of fiscal 1995. The cumulative effect of adopting SFAS 115 will not be material to the consolidated financial statements.

Inventory Valuation Inventories are stated at the lower of cost or market, with cost determined on the basis of first-in, first-out (FIFO).

Property, Plant and Equipment. Property, plant and equipment is stated at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful lives of the improvements or the lease term, whichever is shorter. Gains and losses on sales of property, plant and equipment are reflected in income. Maintenance and repairs are charged to income as incurred. Improvements which extend the useful life of property, plant and equipment are capitalized.

Revenue Recognition. Revenue related to systems is generally recognized upon shipment, which usually precedes customer acceptance. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Service revenue is recognized ratably over the period of the related contract.

Foreign Currency Translation. The Company's subsidiaries located in Japan and Europe operate using local functional currencies. Accordingly, all assets and liabilities of these operations are translated at current exchange rates at the end of the period and revenues and costs at average exchange rates in effect during the period. The resulting cumulative translation adjustments are recorded directly in stockholders' equity.

     Foreign subsidiaries in the Asia-Pacific region use the U.S. dollar as the functional currency. Accordingly, assets and liabilities are translated at period-end exchange rates, except for inventories and property, plant and equipment, which are translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the period, except for costs related to those balance sheet items which are translated at historical rates. Foreign currency transaction gains and losses are included in income as they occur.

Earnings Per Share. Earnings per common share and equivalents is computed on the basis of the weighted average number of common shares and common equivalent shares from dilutive stock options (see note nine).





34       A P P L I E D  M A T E R I A L S

2.   FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk. Forward exchange contracts and options are purchased to hedge certain existing firm commitments and anticipated foreign currency denominated transactions over the next year. Gains and losses on hedge contracts are reported as a component of the related transaction. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, trade accounts receivable, and financial instruments used in hedging activities.

     The Company invests in a variety of financial instruments such as certificates of deposit, municipal bonds and treasury bills. The Company, by policy, limits the amount of credit exposures to any one financial institution or commercial issuer.

     The Company's customers are semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

     The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts used in hedging activities. The Company does not anticipate nonperformance by any of these counterparties.

Fair Value of Financial Instruments. For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, notes payable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. Consequently, such instruments are not included in the following table, which provides information regarding the estimated fair values of other financial instruments, both on and off the balance sheet:

                                                            1994                          1993
- - -------------------------------------------------------------------------------------------------------
                                                   Carrying    Estimated         Carrying    Estimated
                                                    Amount     Fair Value         Amount     Fair Value
- - -------------------------------------------------------------------------------------------------------
(In thousands)
Long-term debt                                     $224,546    $221,471          $128,093    $137,740
Forward exchange contracts:*
     Sell foreign currency, primarily yen          $214,637    $219,318          $ 53,397    $ 53,987
     Buy foreign currency, primarily yen           $136,454    $139,921          $ 35,617    $ 34,829
- - -------------------------------------------------------------------------------------------------------

* Notional amount

The estimated fair value for long-term debt is primarily based on quoted market prices for the same or similar issues. The fair value of forward exchange contracts is based on quoted market prices of comparable instruments. The fair value of foreign currency option contracts was not material at October 30, 1994 and October 31, 1993.





                                     A P P L I E D  M A T E R I A L S         35

NOTES TO
________________________________________
       CONSOLIDATED FINANCIAL STATEMENTS

3.   INVENTORIES

                                                                      1994       1993

- - -------------------------------------------------------------------------------------
(In thousands)
Customer service spares                                           $ 75,860   $ 45,584
Systems raw materials                                               56,309     32,294
Work-in-process                                                     81,389     57,526
Finished goods                                                      32,152     19,193
- - -------------------------------------------------------------------------------------
                                                                  $245,710   $154,597
=====================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

                                                 Useful Lives
                                                     In Years       1994        1993
- - ------------------------------------------------------------------------------------
(In thousands)
Land                                                            $ 58,950    $ 22,884
Buildings and leasehold improvements                     5-65    266,892     209,584
Demonstration and manufacturing equipment                 3-7    114,880      93,111
Furniture and fixtures                                   3-10    110,951      74,485
Construction in progress                                          70,917      49,584
- - ------------------------------------------------------------------------------------
                                                                 622,590     449,648
Less accumulated depreciation                                    170,136     121,944
- - ------------------------------------------------------------------------------------
                                                                $452,454    $327,704
====================================================================================

Construction in progress is primarily for buildings and leasehold improvements in the U.S.

5.   APPLIED KOMATSU TECHNOLOGY JOINT VENTURE

In September 1993, the Company entered into an agreement with Komatsu Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation to develop, manufacture and market systems used to produce flat panel displays. The Company's initial investment in AKT aggregated $6,916,000 which included the net book value of contributed cash and certain tangible and intangible assets, as well as the costs of formation. Komatsu Ltd. contributed $35,000,000 of cash to AKT. The difference between the Company's investment and its interest in the book value of AKT's net assets will be amortized when AKT achieves sustained profitability. The Company's investment in AKT has been reduced to zero as a result of its share of AKT's net losses in fiscal 1994 and 1993. Under the joint venture agreement, the Company receives royalties on AKT sales which did not materially affect the Company's results of operations in fiscal 1994 or 1993.

6.   NOTES PAYABLE

The Company has credit facilities for borrowings in various currencies up to $247,900,000 on an unsecured basis; $125,000,000 represents a revolving credit agreement in the U.S. with a group of eight banks. This agreement includes facility fees, allows for borrowings at rates including the lead bank's





36       A P P L I E D  M A T E R I A L S
prime reference rate, requires compliance with certain financial covenants and expires in September 1998. The remaining $122,900,000 of credit facilities are primarily with Japanese and European banks at rates tied to their prime reference rates. At October 30, 1994, $43,081,000, was outstanding, principally under Japanese credit facilities at an average annual rate of 3 percent.

7.   LONG-TERM DEBT

                                   Interest         Maturity
                                       Rate             Date        1994       1993
- - -----------------------------------------------------------------------------------
(In thousands)
Secured Japanese debt              4.6-6.9%        1995-2004   $  49,546   $ 53,093
Unsecured senior notes                9.62%        1995-1999      75,000     75,000
Noncallable unsecured
     senior notes                     8.00%             2004     100,000
- - -----------------------------------------------------------------------------------
                                                                 224,546    128,093
Less current portion                                              15,432      7,017
- - -----------------------------------------------------------------------------------
                                                               $ 209,114   $121,076
===================================================================================

Japanese debt is due in equal periodic installments and is secured by property and equipment having an approximate net book value of $83,506,000 at October 30, 1994.

     The unsecured senior notes are fixed-rate and require annual principal payments from April 1, 1995 through 1999. There is a prepayment penalty based on current interest rates and the remaining time to maturity. The notes contain covenants that include limitations on additional borrowings, liens placed on assets, dividends and certain other major transactions, and require compliance with certain financial tests and ratios.

     The noncallable unsecured senior notes are fixed-rate and require semi-annual interest payments on March 1 and September 1 with the principal payable in 2004. The notes contain certain financial covenants that include limitations on additional borrowings by U.S. subsidiaries, liens placed on assets, and sale and leaseback transactions.

     Aggregate principal payments required on long-term debt are:

- - -----------------------------------------------------------------------------------
(In thousands)
                                                               1995        $ 15,432
                                                               1996          22,649
                                                               1997          22,397
                                                               1998          25,171
                                                               1999          28,597
                                                         Thereafter         110,300
===================================================================================





                                     A P P L I E D  M A T E R I A L S         37

NOTES TO
_________________________________________
        CONSOLIDATED FINANCIAL STATEMENTS


8.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   1994        1993
- - -----------------------------------------------------------------------------------
(In thousands)
Accounts payable                                               $119,039    $ 87,332
Compensation and employee benefits                               70,474      48,383
Installation and warranty                                        77,057      55,240
Unearned income                                                  24,324      24,220
Other                                                            87,344      67,524
- - -----------------------------------------------------------------------------------
                                                               $378,238    $282,699
===================================================================================

9.   STOCKHOLDERS' EQUITY

                                                                 Additional             Cumulative
                                          Common Stock            Paid-in    Retained   Translation
                                       Shares     Amount          Capital    Earnings   Adjustments
- - ---------------------------------------------------------------------------------------------------
(In thousands)
Balance at October 27, 1991            67,484       $675         $132,428    $186,055      $  6,296
  Net issuance under stock plans*       2,962         30           13,431           -             -
  Stock offering                        7,850         78           89,950           -             -
  Treasury stock acquired                (100)        (1)            (924)          -             -
  Translation adjustments                   -          -                -           -         6,613
  Net income                                -          -                -      39,480             -
- - ---------------------------------------------------------------------------------------------------
Balance at October 25, 1992            78,196        782          234,885     225,535        12,909
  Net issuance under stock plans*       2,182         22           21,544           -             -
  Translation adjustments                   -          -                -           -         3,390
  Net income                                -          -                -      99,695             -
- - ---------------------------------------------------------------------------------------------------
Balance at October 31, 1993            80,378        804          256,429     325,230        16,299
  Net issuance under stock plans*       1,426         14           23,576           -             -
  Stock offering                        2,300         23          110,650           -             -
  Translation adjustments                   -          -                -           -        12,543
  Net income                                -          -                -     220,696             -
- - ---------------------------------------------------------------------------------------------------
Balance at October 30, 1994            84,104       $841         $390,655    $545,926      $ 28,842
===================================================================================================

*Includes 100 and 416 shares of treasury stock issued under stock plans in 1994 and 1993, respectively. Includes tax benefits of $27,402, $18,708 and $7,779 for 1994, 1993 and 1992 respectively.

During fiscal 1994, the stockholders approved an increase in the authorized number of shares of common stock to 200,000,000.

     In March 1994, the Company sold 2,300,000 shares of common stock in a public offering at a price of $50.25 per share prior to underwriters' commission. Proceeds after underwriters' commission and other offering costs were $110,673,000. In September 1992, the Company sold 7,850,000 shares of common





38       A P P L I E D  M A T E R I A L S
stock in a public offering at a price of $12.00 per share prior to underwriters' commission. Proceeds after underwriters' commission and other offering costs were $90,028,000.

     Common shares reserved for issuance upon exercise of outstanding stock options and shares available for future grants aggregated approximately 9,424,000 shares at October 30, 1994.

10.  EMPLOYEE BENEFIT PLANS

Stock Options. The Company grants options to key employees and non-employee directors to purchase its common stock at fair market value at date of grant. Generally, options vest over a four-year period. The stock option plan provides for the payment of the stock option exercise price with cash or previously owned shares of the Company's common stock at fair market value. In addition, income taxes required to be withheld upon exercise of stock options may be paid with shares of common stock at fair market value. There were 3,655,000, 5,723,000 and 3,740,000 shares available for grant at the end of fiscal 1994, 1993 and 1992, respectively. Stock option activity was as follows:

                                                        1994        1993         1992
- - -------------------------------------------------------------------------------------
(In thousands, except per share data)
Outstanding, beginning of year                         5,463       7,692        9,276

Granted                                                2,291         526        2,126

Exercised                                             (1,761)     (2,647)      (3,326)

Canceled                                                (224)       (108)        (384)
- - -------------------------------------------------------------------------------------
Outstanding, end of year                               5,769       5,463        7,692
- - -------------------------------------------------------------------------------------
Exercisable, end of year                               1,872       1,608        1,844
=====================================================================================
Consideration received for options exercised
   during year (ranging from $2.88 to $36.13
   per share in 1994, $2.06 to $18.88 per share
   in 1993 and $2.06 to $9.22 per share in 1992)    $ 12,556     $13,123     $ 11,914

Aggregate purchase price of options outstanding
   at end of year (ranging from $4.75 to $51.00 per
   share in 1994, $2.06 to $36.13 per share in
   1993 and $2.06 to $12.25 in 1992)                $112,114     $46,451     $ 48,349
=====================================================================================

Employee Bonus Plans. The Company has various employee bonus plans. A profit sharing bonus plan distributes a percentage of pretax profits to substantially all of the Company's employees up to a maximum percentage of compensation. Another plan awards annual bonuses to the Company's executive staff based on the achievement of profitability and other specific performance criteria. The Company also has agreements with certain key technical employees that provide for additional compensation related to the success of new product development as well as achievement of specified profitability criteria. Charges to expense under these plans were $31,166,000, $19,838,000 and $9,958,000 in fiscal 1994,
1993 and 1992, respectively.





                                     A P P L I E D  M A T E R I A L S         39

NOTES TO
_________________________________________
        CONSOLIDATED FINANCIAL STATEMENTS


Employee Savings and Retirement Plan. The Employee Savings and Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Company contributions become 20 percent vested after an employee's third year of service and vest an additional 20 percent for each year of service thereafter, becoming fully vested after seven years of service. All Company contributions are invested in the Company's common stock. Expenses were $6,417,000, $4,935,000 and $2,022,000 for fiscal 1994, 1993 and
1992, respectively.

Defined Benefit Plans of Foreign Subsidiaries. Certain of the Company's foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements. The provisions under these plans aggregated $3,344,000, $2,973,000 and $2,555,000, principally consisting of service cost, for fiscal 1994, 1993 and 1992, respectively. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at October 30, 1994 were $12,161,000, $18,592,000 and $6,108,000, respectively.

11.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

The Company has research and development arrangements with various customers and other entities to partially fund the development of certain technologies and possible future products. These contracts require the Company to perform research and development on a milestone or best efforts basis and the Company has no obligation to repay the funded amounts. Funding from these contracts, recognized on the percentage of completion basis, aggregated $8,941,000, $9,920,000 and $12,748,000 in 1994, 1993 and 1992, respectively, and are recorded as a reduction of research, development and engineering expense. The remaining balance of these contracts aggregates $5,729,000 at October 30, 1994 and expire at various dates through fiscal 1995.

12.  INCOME TAXES

Effective November 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The Company has adopted SFAS 109 prospectively, and amounts presented for prior years have not been restated. The cumulative effect of adopting SFAS 109 resulted in a one-time credit of $7,000,000, or $0.09 per share, and is reported separately in the consolidated statement of operations. Adoption of SFAS 109 did not have any other significant effects on the fiscal 1994 tax provision.

     The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferral method, pursuant to APB 11, to an asset and liability approach. Under APB 11, deferred taxes are recognized for income and expense items that are reported in different years for financial reporting purposes. Under the asset and liability approach of SFAS 109, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their existing tax bases.





40       A P P L I E D  M A T E R I A L S

     Provisions are made for estimated United States and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of foreign subsidiaries' undistributed earnings.

     The components of income from consolidated companies before taxes and cumulative effect of accounting change were as follows:

                                                                     1994        1993         1992
- - --------------------------------------------------------------------------------------------------
(In thousands)
U.S.                                                             $276,483    $132,434      $48,557
Foreign                                                            58,014      21,124       10,368
- - --------------------------------------------------------------------------------------------------
Income from consolidated companies before
   taxes and cumulative effect of accounting change              $334,497    $153,558      $58,925
==================================================================================================

The components of the provision for income taxes were as follows:

                                                                     1994        1993         1992
- - --------------------------------------------------------------------------------------------------
(In thousands)
Current:
     U.S.                                                        $ 96,106    $ 47,050     $ 19,006
     Foreign                                                       32,343      14,170        7,221
     State                                                         17,083      11,259        3,691
- - --------------------------------------------------------------------------------------------------
                                                                  145,532      72,479       29,918
- - --------------------------------------------------------------------------------------------------
Deferred:
     U.S.                                                         (21,672)    (18,015)      (8,047)
     Foreign                                                       (4,555)     (3,790)      (2,426)
     State                                                         (2,231)          -            -
- - --------------------------------------------------------------------------------------------------
                                                                  (28,458)    (21,805)     (10,473)
- - --------------------------------------------------------------------------------------------------
Provision for income taxes                                       $117,074*   $ 50,674     $ 19,445
==================================================================================================

* Excludes cumulative effect of accounting change.





                                     A P P L I E D  M A T E R I A L S         41

NOTES TO
_________________________________________
        CONSOLIDATED FINANCIAL STATEMENTS


The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate as follows:

                                                        1994        1993        1992
- - ------------------------------------------------------------------------------------
(In thousands)
Tax provision at U.S. statutory rate                $117,074     $53,438     $20,035
Effect of foreign operations taxed
   at various rates                                    7,480       2,643       1,270
State income taxes, net of federal benefit             9,654       7,341       2,436
Research tax credits                                  (3,063)     (1,690)       (884)
FSC benefit                                           (6,900)     (4,566)     (1,697)
Tax exempt interest                                   (1,600)     (1,379)     (1,279)
Foreign tax credits                                   (6,808)     (5,193)     (2,400)
Other                                                  1,237          80       1,964
- - ------------------------------------------------------------------------------------
Provision for income taxes                          $117,074*    $50,674     $19,445
====================================================================================

*Excludes cumulative effect of accounting change.

The components of the net deferred income tax asset under SFAS 109 are as follows:

                                                    October 30, 1994         November 1, 1993
- - ---------------------------------------------------------------------------------------------
(In thousands)
Deferred tax assets:
   Inventory reserves and basis difference                   $20,366                  $14,530
   Warranty and installation reserves                         23,470                   22,288
   Other                                                      55,930                   29,568
Deferred tax liabilities:
   Depreciation                                               (2,681)                  (1,622)
   Other                                                      (8,900)                  (5,544)
- - ---------------------------------------------------------------------------------------------
Net deferred tax assets                                      $88,185                  $59,220
=============================================================================================





42       A P P L I E D  M A T E R I A L S

For years prior to fiscal 1994, the components of the deferred tax provision under APB 11 were as follows:

                                                                     1993        1992
- - -------------------------------------------------------------------------------------
(In thousands)
Net increase in financial accruals not currently
  tax deductible:
    Warranty and installation                                    $ (6,617)   $ (3,005)
    Other financial accruals                                      (11,377)     (4,452)
Difference in tax versus book depreciation                          1,207        (431)
Cost inventoriable for tax, not for books                             138      (1,212)
Other                                                              (5,156)     (1,373)
- - -------------------------------------------------------------------------------------
Total deferred tax provision                                     $(21,805)   $(10,473)
=====================================================================================

13.  INDUSTRY SEGMENT AND FOREIGN OPERATIONS

The Company currently operates exclusively in the semiconductor wafer fabrication equipment industry. The Company's selling and service operations are key revenue-producing activities. For geographical reporting, revenues are attributed to the geographic location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly assigned. Corporate assets consist primarily of cash and cash equivalents and short-term investments. Corporate operating expenses consist primarily of general and administrative expenses not allocable to geographic regions.

Sales to one customer were 16 percent of the Company's net sales in 1993. Sales to two customers were 13 percent and 12 percent of the Company's net sales in 1992. No customers other than those noted above, were greater than 10 percent of sales for fiscal years 1994, 1993 and 1992.

                         United
                         States      Europe       Japan    Asia-Pacific    Corporate      Consolidated
- - ------------------------------------------------------------------------------------------------------
(In thousands)
1994:
     Net sales         $611,670    $292,189    $454,939        $301,009            -        $1,659,807
     Income from
       operations       139,562      77,956      75,324          95,475      (49,080)          339,237
     Total assets       724,093     121,822     378,571          83,805      394,374         1,702,665
- - ------------------------------------------------------------------------------------------------------
1993:
     Net sales         $405,991    $218,825    $269,552        $185,679            -        $1,080,047
     Income from
        operations       71,338      49,322       8,961          68,786      (37,413)          160,994
     Total assets       454,085     104,110     255,827          48,696      257,434         1,120,152
- - ------------------------------------------------------------------------------------------------------
1992:
     Net sales         $296,717    $136,033    $227,303        $ 91,330            -        $  751,383
     Income from
        operations       40,429      20,778      11,558          26,230      (30,619)           68,376
     Total assets       335,991      72,128     225,870          18,065      201,768           853,822
======================================================================================================





                                     A P P L I E D  M A T E R I A L S         43

NOTES TO
_________________________________________
        CONSOLIDATED FINANCIAL STATEMENTS


Intercompany transfers of products from the United States to other regions were $538,442,000, $370,668,000 and $282,236,000 in fiscal years 1994, 1993 and
1992, respectively, and from Europe were $67,934,000, $28,462,000 and $22,524,000 in fiscal 1994, 1993 and 1992, respectively. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. At October 30, 1994, net accounts receivable from customers located in the United States were $110,951,000 while net accounts receivable from customers located in Japan, Europe and the Asia-Pacific region were $198,445,000, $43,336,000 and $53,081,000, respectively.

14.  COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities and equipment under noncancelable operating leases and has options to renew most leases, with rentals to be negotiated. In February 1993, the Company entered into a four-year operating lease for previously leased office and general operating facilities in Santa Clara, California, providing for monthly payments which vary based on the London interbank offering rate (LIBOR). This lease provides the Company with the option at the end of the lease of either acquiring the property at its original cost or arranging for the property to be acquired. The Company is contingently liable under an 85 percent first-loss clause for up to $30,000,000 at October 30, 1994. Management believes that this contingent liability will not have a material adverse effect on the Company's financial position or results of operations. In addition, the Company must maintain compliance with financial covenants similar to its credit facilities.

     Total rent expense in fiscal 1994, 1993 and 1992 was $28,083,000, $23,870,000 and $21,592,000, respectively. Aggregate minimum future rental commitments are:

- - ------------------------------------------------------------------------
(In thousands)                                            1995   $27,335
                                                          1996    18,501
                                                          1997    12,814
                                                          1998     8,723
                                                          1999     8,348
                                                    Thereafter    47,315
========================================================================

Selected trade notes, received as payment for accounts receivable in Japan, are discounted with financial institutions with recourse. At the end of fiscal year 1994, $100,896,000 of such receivables were outstanding.

     The Company is the plaintiff in two patent infringement lawsuits against another company and the defendant has filed a counterclaim in one of these lawsuits and has other claims against the Company in two separate patent infringement lawsuits. The Company is also a defendant in another patent infringement lawsuit and in other litigation arising in the normal course of business. Also in the normal course of business, the Company from time to time receives and makes inquiries with regard to possible patent infringement. Management believes that it is unlikely that the outcome of these lawsuits or of the patent infringement inquiries will have a material adverse effect on the Company's financial position or results of operations.





44       A P P L I E D  M A T E R I A L S

15.  Unaudited Quarterly Consolidated Financial Data

                                                                         Quarter
                                                       -------------------------------------------           Total
                                                       First        Second      Third       Fourth            Year
- - ------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
1994:
  Net sales                                         $340,449      $411,332   $440,228     $467,798      $1,659,807
  Gross margin                                       155,979       189,391    205,572      217,353         768,295
  Income before cumulative
    effect of accounting
    change                                            37,391        55,071     58,136       63,098         213,696
  Net income                                          44,391        55,071     58,136       63,098         220,696
  Earnings per share:
    Income before
      cumulative effect of
      accounting change                                  .45           .65        .68          .73            2.51
    Net income                                           .53           .65        .68          .73            2.60
==================================================================================================================


                                                                         Quarter
                                                       --------------------------------------------          Total
                                                       First       Second        Third       Fourth           Year
- - ------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
1993:
  Net sales                                         $215,574     $255,692     $281,370     $327,411     $1,080,047
  Gross margin                                        91,607      110,516      125,972      147,589        475,684
  Net income                                          14,686       22,328       28,173       34,508         99,695
  Earnings per share                                     .18          .27          .34          .42           1.21
==================================================================================================================





                                     A P P L I E D  M A T E R I A L S         45

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in the Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in the Annual Report is consistent with that in the financial statements.

     Management is responsible for maintaining a system of internal business controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Ethics applicable to all employees of the Company and its subsidiaries. Management believes that the Company's internal controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and maintaining accountability for assets.

     The Audit Committee of the Board of Directors, composed solely of Directors who are not officers of the Company, meets periodically with the independent accountants, our internal auditors, and management to discuss internal business controls, auditing and financial reporting matters. The Committee reviews with the independent accountants the scope and results of the audit effort. The Committee also meets with the independent accountants without management present to ensure that the independent accountants have free access to the Committee.

     The independent accountants, Price Waterhouse LLP, are engaged to examine the consolidated financial statements of the Company and conduct such tests and related procedures as they deem necessary in accordance with generally accepted auditing standards. The opinion of the independent accountants, based upon their audit of the consolidated financial statements, is contained in this Annual Report.



/s/ JAMES C. MORGAN                        /s/ JAMES W. BAGLEY
- - ------------------------------------       -----------------------------------------
James C. Morgan                            James W. Bagley
Chairman and Chief Executive Officer       Vice Chairman and Chief Operating Officer




/s/ DAN MAYDAN                             /s/ GERALD F. TAYLOR
- - ------------------------------------       -----------------------------------------
Dan Maydan                                 Gerald F. Taylor
President                                  Senior Vice President, Finance and
                                           Chief Financial Officer
November 23, 1994




46       A P P L I E D  M A T E R I A L S

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Applied Materials, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries at October 30, 1994 and October 31, 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective November 1, 1993.

/s/ PRICE WATERHOUSE LLP
- - ------------------------
San Jose, California
November 23, 1994


STOCKHOLDERS' INFORMATION

Legal Counsel
Orrick, Herrington & Sutcliffe
San Francisco, California

Independent Accountants
Price Waterhouse LLP
San Jose, California

Number of Registered Stockholders: 1175

Stock Listing
Applied Materials, Inc. is traded on the NASDAQ/
National Market System, NASDAQ Symbol: AMAT

Transfer Agent
Harris Trust Company of California
Los Angeles, California

Form 10-K
A copy of Applied Materials' 10-K Annual Report, filed with the Securities and Exchange Commission, which contains additional information relating to the Company, is available without charge. We welcome questions from potential and existing stockholders.

Please contact:
Mike Musson
Director, Investor Relations
Applied Materials, Inc.
3050 Bowers Avenue
Santa Clara, California 95054-3299
(800) 882-0373

STOCK PRICE HISTORY

Fiscal Year                   1994                  1993
- - -----------------------------------------------------------------
                        High        Low        High        Low
- - -----------------------------------------------------------------
First Quarter          43 3/4      30         19 3/8      14 7/16
Second Quarter         51 3/4      37 5/8     22 5/8      17 1/2
Third Quarter          49 1/8      38 3/4     33          21 1/2
Fourth Quarter         52 1/2      43         39 1/4      28 5/8
=================================================================

The preceding table sets forth the high and low closing sale prices as reported on the NASDAQ National Market System during the last two years.



                                     A P P L I E D  M A T E R I A L S         47

                        APPENDIX TO 1994 ANNUAL REPORT
                             DESCRIPTION OF GRAPHS

    In this Appendix, the following descriptions of certain graphs in the Company's 1994 Annual Report that are omitted from the EDGAR version are more specific with respect to the actual numbers, amounts and percentages than is determinable from the graphs themselves. The Company submits such more specific descriptions only for the purpose of complying with the requirements for transmitting this Annual Report on Form 10-K electronically via EDGAR; such more specific descriptions are not intended in any way to provide information that is additional to the information otherwise provided in the Annual Report.

Page Number 26
Graph Title:  REVENUE PER EMPLOYEE
              (Dollars in thousands)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing thousands of dollars. Revenue per employee is $255, $228, $192, $180, and $173 thousand for 1994, 1993, 1992, 1991, and
1990, respectively.

Page Number 26
Graph Title:  TOTAL ASSETS
              (Dollars in millions)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing dollars in millions. Assets are split by Cash and Short-term Investments and Other Assets. Cash and Short-term Investments are $422, $266, $223, $140, and $72 million for 1994, 1993, 1992,
1991, and 1990, respectively.  Other Assets are $1,280, $854, $631, $521, and
$486 million for 1994, 1993, 1992, 1991, and 1990, respectively.

Page Number 26
Graph Title:  R D & E Expenses
              (Dollars in millions)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1994 Annual Report in the Selected Consolidated Financial Data Table on the Research, development and engineering line item.

Page Number 27
Graph Title:  SALES BY GEOGRAPHIC REGION
              (Dollars in millions)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing dollars in millions. Each bar is split by the United States, Japan, Europe and Asia-Pacific. The following table lists the amount of net sales by geographic region in millions of dollars:

SALES BY GEOGRAPHIC REGION              1990        1991        1992        1993          1994
                                        ----        ----        ----        ----          ----
U.S.                                    $257.6      $216.5      $296.7      $  406.0    $  611.7
Japan                                    189.3       258.4       227.3         269.6       455.0
Europe                                   101.7        95.3       136.1         218.7       292.1
Asia-Pacific                              18.5        68.4        91.3         185.7       301.0
                                        ------      ------      ------      --------    --------
Total                                   $567.1      $638.6      $751.4      $1,080.0    $1,659.8
                                        ======      ======      ======      ========    ========

Page Number 28
Graph Title:  OPERATING PROFIT AS A PERCENTAGE OF NET SALES
              (Percent)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing percentages. Operating profit as a percentage of net sales is 20%, 15%, 9%, 8%, and 10% for 1994, 1993, 1992, 1991, and 1990.

Page Number 29
Graph Title:  CAPITAL EXPENDITURES
              (Dollars in millions)
Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing dollars in millions. Capital expenditures are split by Land Buildings and Improvements and Other. Land, Buildings and Improvements are $107, $49, $33, $45, and $69 million for 1994, 1993, 1992,
1991, and 1990, respectively. Other is $73, $46, $28, $18, and $38 million for 1994, 1993, 1992, 1991, and 1990, respectively.

Page Number 30
Graph Title:  WORKING CAPITAL
              (Dollars in millions)

Bar graph with horizontal axis containing years 1994, 1993, 1992, 1991, and 1990 and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1994 Annual Report in the Selected Consolidated Financial Data Table on the Working capital line item.