Form 10-K, Exhibit 13
period 1995-10-29
APPLIED MATERIALS INC /DE
filed 1996-01-12
CIK 6951

selected consolidated FINANCIAL DATA


Fiscal year ended*                  1995         1994         1993         1992         1991
-----------------------------------------------------------------------------------------------
(In thousands, except per share
and headcount data)
Net sales                        $3,061,881   $1,659,807   $1,080,047   $  751,383   $  638,606
Gross margin                     $1,409,848   $  768,295   $  475,684   $  308,204   $  268,581
   (% of net sales)                    46.0         46.3         44.0         41.0         42.1
Research, development
   and engineering               $  329,676   $  189,126   $  140,161   $  109,196   $  102,665
   (% of net sales)                    10.8         11.4         13.0         14.5         16.1
Marketing, selling and
   administrative                $  386,240   $  239,932   $  174,529   $  130,632   $  116,544
   (% of net sales)                    12.6         14.4         16.2         17.4         18.2
Income from consolidated
   companies before taxes
   and cumulative effect of
   accounting change             $  698,543   $  334,497   $  153,558   $   58,925   $   40,355
   (% of net sales)                    22.8         20.2         14.2          7.8          6.3
Tax rate (%)                           35.0         35.0         33.0         33.0         35.0
Net income                       $  454,053   $  220,696   $   99,695   $   39,480   $   26,231
Earnings per share**             $     2.56   $     1.30   $      .61   $      .27   $      .19
Average common shares
   and equivalents**                177,348      170,042      164,588      145,360      137,800
-----------------------------------------------------------------------------------------------
Order backlog                    $1,508,800   $  715,200   $  365,800   $  253,900   $  213,400
Working capital                  $1,449,882   $  734,104   $  395,388   $  333,590   $  234,211
Working capital ratio                   2.7          2.5          2.0          2.3          2.2
Long-term debt                   $  279,807   $  209,114   $  121,076   $  118,445   $  123,967
Stockholders' equity             $1,783,503   $  966,264   $  598,762   $  474,111   $  325,454
Book value per share**           $     9.95   $     5.74   $     3.73   $     3.03   $     2.41
Total assets                     $2,965,379   $1,702,665   $1,120,152   $  853,822   $  660,756
Capital expenditures             $  265,557   $  180,440   $   95,351   $   60,943   $   62,670
Regular full-time employees          10,537        6,497        4,739        3,909        3,543
-----------------------------------------------------------------------------------------------

* The fiscal year ends on the last Sunday in October each year. The fiscal year-end for the periods presented are October 29, 1995, October 30, 1994, October 31, 1993, October 25, 1992, and October 27, 1991.

**Retroactively restated for the two-for-one stock split in the form of a 100 percent stock dividend effective October 12, 1995 (see note nine to the consolidated financial statements).

[CHART 1]                         [CHART 2]                            [CHART 3]


26   APPLIED MATERIALS
management's DISCUSSION AND ANALYSIS


For the fiscal year ended October 29, 1995, Applied Materials achieved record net sales of $3.1 billion, record new orders of $3.9 billion and a backlog of $1.5 billion compared to $715.2 million of backlog at the end of fiscal 1994.

Results of Operations

The Company's net sales increased by 84 percent for fiscal 1995 compared to fiscal 1994 and 54 percent for fiscal 1994 compared to fiscal 1993. This increase was driven by a strong worldwide demand for the Company's advanced wafer process technology, multi-chamber equipment and installed base support services. The increased demand for the Company's multi-chamber systems (the Precision 5000, Endura and Centura platforms) reflects the robust demand for advanced semiconductor devices and the industry's continued investment in systems capable of performing processes required for smaller device geometries, as well as the complex multi-level metal structures of the most advanced semiconductor devices. The Company's installed base support services revenue increased 47 percent from fiscal 1994, reflecting our global customers' requirements for high reliability and uptime specifications.

   Applied Materials operates in all major geographic regions of the worldwide semiconductor industry with 68 percent of the Company's net sales in fiscal 1995 to customers located outside North America compared to 63 percent in fiscal 1994 and 62 percent in fiscal 1993. Major North American manufacturers of microprocessors, memory and logic devices continued their capacity expansions both in Europe and in the United States. Fiscal 1995 sales in Asia-Pacific and Korea continued to show significant increases from fiscal 1994 levels, reflecting customers' needs for increased dynamic random access memory (DRAM) capacity in South Korea and increased DRAM, logic and foundry capacity in Taiwan and Singapore. Sales in Japan increased from the prior fiscal year as Japanese DRAM manufacturers increased their eight-inch wafer capacity for 16 Mbit production and 64 Mbit pilot lines.

[CHART 4]

   Gross margin as a percentage of net sales was 46 percent in fiscal 1995 and 1994 and 44 percent in fiscal 1993. The economies of scale in the manufacturing and the service and support operations were offset by production inefficiencies and costs incurred to meet the significant ramp in product shipments during fiscal 1995.


                                                        27   APPLIED MATERIALS
management's DISCUSSION AND ANALYSIS

   Operating expenses as a percentage of net sales were 23 percent in fiscal 1995 compared to 26 percent and 29 percent in fiscal 1994 and 1993, respectively. The reduction during the past three years results primarily from the Company's accelerated revenue growth and management of the growth in operating expenses. The Company plans to continue to increase investments in strategic facilities expansion, information systems technology and personnel to support its current and future volumes of business. Thus, there can be no assurance that current operating expense levels as a percentage of net sales are indicative of future operating expenses as a percentage of net sales.

   The Company's future results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, Applied Materials believes it is critical to continue to make substantial investments in research and development to ensure the flow of innovative, productive, high-quality products and support services. Research, development and engineering spending grew to $330 million or 11 percent of net sales in 1995 compared to $189 million or 11 percent of net sales in 1994 and $140 million or 13 percent of net sales in 1993. This considerable investment reflects the Company's commitment to meet its customers' requirements which are driven by rapid technological advancement. New products introduced during fiscal 1995 include the Endura VHP (Very High Productivity) PVD system, Precision Implant 9500 xR, MxP+ Dielectric Etch Chamber, RPS Centura, DxZ Process Chamber, the rapid thermal processing (RTP) system, and the Precision Implant xR80. The Company also introduced additional sub-atmospheric chemical vapor deposition processes for existing products.

[CHART 5]

   Marketing, selling and administrative expenses as a percentage of net sales were 13 percent, 14 percent and 16 percent in fiscal 1995, 1994 and 1993, respectively. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets and increase awareness of new products. Increases in administrative expenses over the last three fiscal years have been primarily to support the Company's growth. As a percentage of net sales, these expenses have decreased due to the revenue growth rate exceeding the growth rate in marketing, selling and administrative expenses.

   Applied Materials' effective income tax rate was 35 percent in fiscal 1995 and 1994 and 33 percent in fiscal 1993. The two percentage point increase in the effective tax rate from fiscal 1993 is primarily the result of changes in U.S. tax laws and variations in the Company's composition of worldwide income and foreign taxes. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," prospectively on November 1, 1993 and recorded a one-time $7 million credit as the favorable impact of the accounting change. In fiscal 1996, the Company's effective tax rate is anticipated to remain at 35 percent.

28   APPLIED MATERIALS

    While international markets provide the Company with significant growth opportunities, periodic economic downturns, fluctuations in interest and foreign currency exchange rates, trade balance issues, and potential economic and political instability are all risks which could affect global product and service demand. Significant operations of the Company are conducted in Japanese yen. Forward exchange contracts and options are purchased to hedge certain existing firm commitments and foreign currency denominated transactions expected to occur during the next year. Gains and losses on hedge contracts are reported as a component of the related transaction. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. While not significant in fiscal 1995, the strength of the Japanese yen relative to the U.S. dollar resulted in a favorable impact to the Company's results of operations after the effect of foreign currency hedging activities. Exchange rate fluctuations between the local currencies of the Company's subsidiaries and the U.S. dollar did not materially affect the consolidated balance sheet.

Financial Condition, Liquidity and Capital Resources

[CHART 6]

At October 29, 1995, the Company had $769 million in cash, cash equivalents and short-term investments, compared to $422 million at October 30, 1994. The increase is due primarily to the increase in earnings, $321 milllion raised by the sale of common stock in July 1995, the issuance of $73 million in medium-term notes, other long-term debt borrowings, and increases in accounts payable and accrued expenses offset by capital expenditures and increased levels of accounts receivable and inventory. Accounts receivable increased $412 million from October 1994 primarily due to increased sales volumes. Inventories increased $182 million from October 1994 primarily to support increased demand for products and spare parts. Capital expenditures of $266 million consisted primarily of facility improvements and expansion, demonstration and test equipment and information systems.

   Major facility improvement and expansion projects are currently underway in Texas, California, Japan, Taiwan, and Korea. These projects reflect efforts by the Company to manage its manufacturing and applications lab capacity to ensure that customer needs will continue to be met. Capital expenditures are expected to approximate $500 million during 1996. This amount includes funds for further expansion of facilities and investments in demonstration and test equipment, information systems and other capital items. These expenditures are anticipated to be financed by operating cash flows, cash on hand and the Company's existing debt arrangements. Domestic and foreign credit facilities available at October 29, 1995 totaled $189 million.

                                                          APPLIED MATERIALS   29
management's DISCUSSION AND ANALYSIS

   During fiscal 1995, the Company registered $267 million in medium-term notes to be issued from time to time, at fixed or variable interest rates, as determined at the time of issuance. As of October 29, 1995, the Company had issued $73 million of 6.65 to 7.00 percent fixed rate, 5- and 10-year notes. The Company's liquidity is affected by many factors, some based on the normal on-going operations of the business and others related to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash and investment balances and current borrowing arrangements, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.

[CHART 7]

   The Company entered into a joint venture agreement in September 1993 with Komatsu Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation whose mission is to develop, manufacture and market systems used to produce flat panel displays (see note five to the consolidated financial statements). During fiscal 1995, AKT continued to expand its product offerings and revenue base and in the fourth quarter recognized net income for the first time. Applied Materials believes that AKT will not materially impact the Company's financial condition or results of operations during fiscal 1996.


30   APPLIED MATERIALS
consolidated STATEMENTS OF OPERATIONS




Fiscal year ended                                              1995           1994           1993
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Net sales                                                   $3,061,881     $1,659,807     $1,080,047
Cost of products sold                                        1,652,033        891,512        604,363
----------------------------------------------------------------------------------------------------
Gross margin                                                 1,409,848        768,295        475,684
Operating expenses:
   Research, development and engineering                       329,676        189,126        140,161
   Marketing and selling                                       223,296        157,303        107,275
   General and administrative                                  162,944         82,629         67,254
----------------------------------------------------------------------------------------------------
Income from operations                                         693,932        339,237        160,994
   Interest expense                                             21,401         15,962         14,206
   Interest income                                              26,012         11,222          6,770
----------------------------------------------------------------------------------------------------
Income from consolidated companies before taxes
   and cumulative effect of accounting change                  698,543        334,497        153,558
Provision for income taxes                                     244,490        117,074         50,674
----------------------------------------------------------------------------------------------------
Income from consolidated companies before
   cumulative effect of accounting change                      454,053        217,423        102,884
Equity in net loss of joint venture                               --            3,727          3,189
----------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change           454,053        213,696         99,695
Cumulative effect of a change in accounting for
   income taxes                                                   --            7,000           --
----------------------------------------------------------------------------------------------------
Net income                                                  $  454,053     $  220,696     $   99,695
----------------------------------------------------------------------------------------------------
Earnings per share:
   Income before cumulative effect of accounting change     $     2.56     $     1.26     $      .61
----------------------------------------------------------------------------------------------------
   Net income                                               $     2.56     $     1.30     $      .61
----------------------------------------------------------------------------------------------------
Average common shares and equivalents                          177,348        170,042        164,588
----------------------------------------------------------------------------------------------------



See accompanying notes to the consolidated financial statements.



                                                          APPLIED MATERIALS   31
consolidated BALANCE SHEETS




Fiscal year ended                                           1995           1994
----------------------------------------------------------------------------------
(In thousands, except per share data)
Assets
Current assets:
   Cash and cash equivalents                             $  285,845     $  160,320
   Short-term investments                                   483,487        262,005
   Accounts receivable, less allowance for
      doubtful accounts of $3,017 and $1,089                817,730        405,813
   Inventories                                              427,413        245,710
   Deferred income taxes                                    198,888         99,766
   Other current assets                                      98,250         56,923
----------------------------------------------------------------------------------
   Total current assets                                   2,311,613      1,230,537
Property, plant and equipment, less
   accumulated depreciation                                 630,746        452,454
Other assets                                                 23,020         19,674
----------------------------------------------------------------------------------
Total assets                                             $2,965,379     $1,702,665
----------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                         $   61,748     $   43,081
   Current portion of long-term debt                         21,064         15,432
   Accounts payable and accrued expenses                    659,572        378,238
   Income taxes payable                                     119,347         59,682
----------------------------------------------------------------------------------
   Total current liabilities                                861,731        496,433
Long-term debt                                              279,807        209,114
Deferred income taxes                                        11,612         11,581
Other non-current obligations                                28,726         19,273
----------------------------------------------------------------------------------
   Total liabilities                                      1,181,876        736,401
----------------------------------------------------------------------------------
Commitments and contingencies                                  --             --

Stockholders' equity:
   Preferred stock; $.01 par value per share;
      1,000 shares authorized; no shares issued                --             --
   Common stock; $.01 par value per share;
      200,000 shares authorized; 179,278 and 168,208
      shares outstanding                                      1,792          1,682
   Additional paid-in capital                               760,057        389,814
   Retained earnings                                        999,979        545,926
   Cumulative translation adjustments                        21,675         28,842
----------------------------------------------------------------------------------
   Total stockholders' equity                             1,783,503        966,264
----------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $2,965,379     $1,702,665
----------------------------------------------------------------------------------



See accompanying notes to the consolidated financial statements.





32 APPLIED MATERIALS
consolidated STATEMENTS OF CASH FLOWS




Fiscal year ended                                           1995           1994           1993
--------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
   Net income                                             $ 454,053      $ 220,696      $  99,695
   Adjustments required to reconcile net income
      to cash provided by operations:
      Depreciation and amortization                          83,231         59,051         38,894
      Equity in net loss of joint venture                      --            3,727          3,189
      Deferred income taxes                                 (99,345)       (32,510)       (21,869)
      Cumulative effect of a change in accounting for
         income taxes                                          --           (7,000)          --
      Changes in assets and liabilities:
         Accounts receivable                               (442,935)      (135,851)       (53,188)
         Inventories                                       (186,412)       (80,507)       (42,731)
         Other current assets                               (43,097)       (18,216)       (18,342)
         Other assets                                        (3,462)        (3,733)          (836)
         Accounts payable and accrued expenses              304,807         83,119         85,607
         Income taxes payable                                64,246         12,329         21,601
         Other non-current obligations                       11,613          9,919          4,938
--------------------------------------------------------------------------------------------------
Cash provided by operations                                 142,699        111,024        116,958
--------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                    (265,557)      (180,440)       (95,351)
   Investment in joint venture                                 --             --           (5,860)
   Proceeds from sales of short-term investments            351,230        151,305        155,668
   Purchases of short-term investments                     (572,712)      (266,727)      (239,034)
--------------------------------------------------------------------------------------------------
Cash used for investing                                    (487,039)      (295,862)      (184,577)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Short-term borrowings, net                                18,847         (1,420)         9,907
   Long-term debt borrowings                                134,992         98,594          5,505
   Long-term debt repayments                                (51,303)        (7,256)        (9,158)
   Sales of common stock, net                               370,353        134,263         21,566
--------------------------------------------------------------------------------------------------
Cash provided by financing                                  472,889        224,181         27,820
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                      (3,024)         1,380            (57)
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents            125,525         40,723        (39,856)
Cash and cash equivalents at beginning of year              160,320        119,597        159,453
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                  $ 285,845      $ 160,320      $ 119,597
--------------------------------------------------------------------------------------------------



Cash payments for interest were $22,349, $14,120 and $14,187 for 1995, 1994 and 1993, respectively. Cash payments for income taxes were $221,430, $79,498 and $31,177 for 1995, 1994, and 1993, respectively.
See accompanying notes to the consolidated financial statements.



                                                          APPLIED MATERIALS   33
notes to consolidated FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany balances and transactions. The Company's 50 percent joint venture investment in Applied Komatsu Technology, Inc. (AKT) is accounted for using the equity method and is included in other long-term assets. The Company's fiscal years reported are the 52- or 53-week periods which end on the last Sunday of October.

Cash Equivalents All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Short-Term Investments Prior to fiscal 1995, short-term investments were carried at cost, which approximated market value. Effective October 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115
(SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires investment securities to be classified as trading, available for sale, or held to maturity. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the classification at each balance sheet date. As of October 29, 1995, all investments in the short-term investment portfolio are classified as available for sale. Under SFAS 115, investments classified as available for sale are required to be recorded at fair value and any temporary difference between an investment's cost and its fair value is required to be recorded as a separate component of stockholders' equity. This adoption had no material effect on the Company's financial statements. Prior year consolidated financial statements have not been restated to reflect this change.

Inventory Valuation Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Depreciation is provided using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful lives of the improvements or the lease term, whichever is shorter. Gains and losses on sales of property, plant and equipment are reflected in income. Maintenance and repairs are charged to income as incurred. Improvements which extend the useful life of property, plant and equipment are capitalized.

Revenue Recognition Revenue related to systems is generally recognized upon shipment, which usually precedes customer acceptance. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Service revenue is recognized ratably over the period of the related contract.

Derivative Financial Instruments In fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 119 (SFAS119), "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." Estimated fair values have been determined using available market information and various valuation methods depending on the type of instrument. The Company enters into derivative financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and purchases currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions

34   APPLIED MATERIALS
may be adversely affected by changes in exchange rates. The term of the currency instruments used is consistent with the timing of the committed or anticipated transactions being hedged. The Company does not hold or issue financial instruments for trading or speculative purposes. Deferred results of forward and option contracts are recognized in income when the related transactions being hedged are recognized.

Foreign Currency Translation The Company's subsidiaries located in Japan and Europe operate using local functional currencies. Accordingly, all assets and liabilities of these operations are translated at current exchange rates at the end of the period and revenues and costs at average exchange rates in effect during the period. The resulting cumulative translation adjustments are recorded as a separate component of stockholders' equity.

   Subsidiaries in Korea and in the Asia-Pacific region use the U.S. dollar as the functional currency. Accordingly, assets and liabilities are translated at period-end exchange rates, except for inventories and property, plant and equipment, which are translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the period, except for costs related to balance sheet items which are held and translated at historical rates. Foreign currency translation gains and losses are included in income as they are incurred.

Earnings Per Share Earnings per common share and equivalents is computed using the weighted average number of common shares and equivalents outstanding (see note nine).

Reclassifications Certain amounts in fiscal years prior to fiscal 1995 have been reclassified to conform to the fiscal 1995 presentation.


2. Financial Instruments

Investments At October 29, 1995, the fair value of the Company's short-term investments approximated cost. Information about the contractual maturities of short-term investments at October 29, 1995 is as follows:


                                                                    Due After One
                                                 Due in One Year    Year Through    Due After
                                                     or Less        Three Years    Three Years
----------------------------------------------------------------------------------------------
(In thousands)
Obligations of States and Political Subdivisions       $ 77,569       $ 25,375       $ 17,764
U.S. Commercial Paper, Corporate Bonds and
   Medium-Term Notes                                     90,492         13,169          7,079
Bank Certificates of Deposit                             97,101             --             --
U.S. Treasury Securities                                101,641         24,109         11,465
Other Debt Securities                                     3,150          8,687          5,886
----------------------------------------------------------------------------------------------
                                                       $369,953       $ 71,340       $ 42,194
----------------------------------------------------------------------------------------------


At October 29, 1995, $201,684,000 of investments in debt securities are included in cash and cash equivalents on the balance sheet.

   Gross unrealized holding gains and losses and gross realized gains and losses on sales of short-term investments were not significant as of or for the year ended October 29, 1995. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

                                                          APPLIED MATERIALS   35
notes to consolidated FINANCIAL STATEMENTS


Derivative Financial Instruments At October 29, 1995, deferred premiums on purchased option contracts were $4,682,000, and deferred gains and losses on forward contracts were not material. At October 29, 1995, the Company had forward exchange contracts to sell U.S. dollars for foreign currency with notional amounts of $308,879,000 and forward exchange contracts to buy U.S. dollars for foreign currency with notional amounts of $460,721,000. At October 29, 1995, the Company has currency option contracts to sell yen with gross notional amounts of $400,000,000. All currency forward and option contracts have maturities of less than two years and are primarily to buy or sell Japanese yen in exchange for U.S. dollars. Management believes that these contracts should not subject the Company to undue risk from foreign exchange movements because gains and losses on these contracts should offset gains and losses on the assets, liabilities and transactions being hedged. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations.

   Concentrations of Credit Risk Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, trade accounts receivable, and financial instruments used in hedging activities.

   The Company invests in a variety of financial instruments such as certificates of deposit, municipal bonds and treasury bills. The Company, by policy, limits the amount of credit exposure with any one financial institution or commercial issuer.

   The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from them. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

Fair Value of Financial Instruments For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, notes payable, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. Consequently, such instruments are not included in the following table which provides information regarding the estimated fair values of other financial instruments, both on and off the balance sheet:

                                                         1995                         1994
-------------------------------------------------------------------------------------------------------
                                               Carrying       Estimated      Carrying      Estimated
                                                Amount       Fair Value       Amount      Fair Value
-------------------------------------------------------------------------------------------------------
(In thousands)
Long-term debt                                 $300,871        $316,599        $224,546        $221,471
-------------------------------------------------------------------------------------------------------
Forward exchange contracts:*
   Sell foreign currency, primarily yen        $408,200        $409,397        $214,637        $219,318
   Buy foreign currency, primarily yen         $282,978        $283,770        $136,454        $139,921
-------------------------------------------------------------------------------------------------------

*Notional amount

The estimated fair value for long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of forward exchange contracts is based on quoted market prices of comparable instruments. At October 29, 1995, the fair value of foreign currency option contracts was $29,400,000 and the premiums paid were $5,410,000. The fair value and premium amounts of foreign currency option contracts were not material as of October 30, 1994.


36   APPLIED MATERIALS

3. Inventories

                                                                  1995            1994
-----------------------------------------------------------------------------------------
(In thousands)

Customer service spares                                          $131,411        $ 75,860
Systems raw materials                                             118,627          56,309
Work-in-process                                                   139,537          81,389
Finished goods                                                     37,838          32,152
-----------------------------------------------------------------------------------------
                                                                 $427,413        $245,710
-----------------------------------------------------------------------------------------


4. Property, Plant and Equipment


                                                Useful Lives
                                                  In Years        1995            1994
-----------------------------------------------------------------------------------------
(In thousands)

Land                                                             $ 62,710        $ 58,950
Buildings and leasehold improvements               2 - 65         342,629         266,892
Demonstration and manufacturing equipment          3 - 7          174,956         114,880
Furniture, fixtures and other equipment            3 - 10         176,408         110,951
Construction in progress                                          102,960          70,917
-----------------------------------------------------------------------------------------
                                                                  859,663         622,590
Less accumulated depreciation                                     228,917         170,136
-----------------------------------------------------------------------------------------
                                                                 $630,746        $452,454
-----------------------------------------------------------------------------------------


5. Applied Komatsu Technology Joint Venture

In September 1993, the Company entered into an agreement with Komatsu Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation to develop, manufacture and market systems used to produce flat panel displays. The Company's initial investment in AKT aggregated $6,916,000, which included the net book value of contributed cash and certain tangible and intangible assets, as well as the costs of formation. Komatsu Ltd. contributed $35,000,000 of cash to AKT. The Company's investment in AKT was reduced to zero as a result of its share of AKT's net losses in fiscal 1993 and 1994. The difference between the Company's investment and its interest in the book value of AKT's net assets will be amortized when AKT achieves sustained profitability. Royalties received by the Company on AKT sales did not materially affect the Company's results of operations in fiscal 1995, 1994 or 1993.

6. Notes Payable

The Company has credit facilities for borrowings in various currencies up to $250,595,000 on an unsecured basis; $125,000,000 represents a revolving credit agreement in the U.S. with a group of eight banks. This agreement includes facility fees, allows for borrowings at rates including the lead bank's prime reference rate, requires compliance with certain financial and nonfinancial covenants and expires in September 1998. The remaining $125,595,000 of credit facilities are primarily with Japanese and European banks at rates indexed to their prime reference rate. At October 29, 1995, $61,748,000 was outstanding under Japanese credit facilities at an average annual rate of 2 percent.


                                                          APPLIED MATERIALS   37

7. Long-Term Debt

                                Interest            Maturity
                                  Rate                Date           1995          1994
------------------------------------------------------------------------------------------
(In thousands)
Secured Japanese debt         1.55 - 5.55%         1997 - 2010     $ 60,371      $  49,546
Unsecured senior notes               9.62%         1996 - 1999       67,500         75,000
Noncallable unsecured
   senior notes                      8.00%                2004      100,000        100,000
Medium-term notes             6.65 - 7.00%         2000 - 2005       73,000           --
------------------------------------------------------------------------------------------
                                                                    300,871        224,546
Less current portion                                                 21,064         15,432
------------------------------------------------------------------------------------------
                                                                   $279,807       $209,114
------------------------------------------------------------------------------------------




Japanese debt is due in equal periodic installments and is secured by property and equipment having an approximate net book value of $80,707,000 at October 29, 1995.

   The unsecured senior notes are fixed-rate and require annual principal payments each April 1 from 1995 through 1999. There is a prepayment penalty based on current interest rates and the remaining time to maturity. The notes contain covenants that include limitations on additional borrowings, liens placed on assets, dividends and certain other major transactions, and require compliance with certain financial tests and ratios.

   The noncallable unsecured senior notes are fixed-rate and require semi-annual interest payments on March 1 and September 1 with the principal payable in 2004. The notes contain certain financial covenants that include limitations on additional borrowings by U.S. subsidiaries, liens placed on assets, and sale and leaseback transactions.

   On August 24, 1995, the Company commenced a program to offer from time to time up to $266,931,000 in medium-term notes. At October 29, 1995, the Company had issued $73,000,000 of fixed-rate notes, and the remaining notes may be issued at fixed or variable rates, as determined at the time of issuance. The notes contain certain financial covenants that include limitations on additional borrowings by U.S. subsidiaries, liens placed on assets, and sale and leaseback transactions.

   Aggregate principal payments required on long-term debt are:

------------------------------------------------------------------------------------------
(In thousands)

1996                                                                              $ 21,064
1997                                                                              $ 21,720
1998                                                                              $ 25,569
1999                                                                              $ 28,097
2000                                                                              $ 34,904
Thereafter                                                                        $169,517
------------------------------------------------------------------------------------------


38   APPLIED MATERIALS

8. Accounts Payable and Accrued Expenses

                                                                               1995          1994
----------------------------------------------------------------------------------------------------
(In thousands)

Accounts payable                                                             $244,014       $119,039
Compensation and employee benefits                                            109,388         70,474
Installation and warranty                                                     133,035         77,057
Unearned income                                                                32,530         24,324
Other                                                                         140,605         87,344
----------------------------------------------------------------------------------------------------
                                                                             $659,572       $378,238
----------------------------------------------------------------------------------------------------


9. Stockholders' Equity

On September 14, 1995, the Company declared a two-for-one stock split in the form of a 100 percent stock dividend to holders of record of the Company's common stock on September 26, 1995. The dividend shares were distributed to stockholders on October 12, 1995. All prior period common stock and applicable share data appearing in the consolidated financial statements and notes thereto have been restated to reflect this stock dividend.


                                                                Additional                Cumulative
                                             Common Stock         Paid-in     Retained   Translation
                                        Shares        Amount      Capital     Earnings   Adjustments
----------------------------------------------------------------------------------------------------
(In thousands)
Balance at October 25, 1992             156,392       $1,564      $234,103   $225,535       $ 12,909
   Net issuances under stock plans*       4,364           44        21,522        --             --
   Translation adjustments                  --           --            --         --           3,390
   Net income                               --           --            --      99,695           --
----------------------------------------------------------------------------------------------------
Balance at October 31, 1993             160,756        1,608       255,625    325,230         16,299
   Net issuances under stock plans*       2,852           28        23,562        --             --
   Stock offering                         4,600           46       110,627        --             --
   Translation adjustments                  --           --            --         --          12,543
   Net income                               --           --            --     220,696           --
----------------------------------------------------------------------------------------------------
Balance at October 30, 1994             168,208        1,682       389,814    545,926         28,842
   Net issuances under stock plans*       3,020           30        49,132        --             --
   Stock offering                         8,050           80       321,111        --             --
   Translation adjustments                  --           --            --         --          (7,167)
   Net income                               --           --            --     454,053           --
----------------------------------------------------------------------------------------------------
Balance at October 29, 1995             179,278       $1,792      $760,057   $999,979       $ 21,675
----------------------------------------------------------------------------------------------------

* Includes 200 shares of treasury stock issued under stock plans in 1994. Includes tax benefits of $36,940, $27,402, and $18,708 for 1995, 1994 and
  1993, respectively.


                                                          APPLIED MATERIALS   39
notes to consolidated FINANCIAL STATEMENTS



In July 1995, the Company sold 8,050,000 shares of common stock in a public offering at a price of $41.38 per share prior to underwriters' commissions. Proceeds after underwriters' commissions and other offering costs were $321,191,000. In March 1994, the Company sold 4,600,000 shares of common stock in a public offering at a price of $25.13 per share prior to underwriters' commissions. Proceeds after underwriters' commissions and other offering costs were $110,673,000.

   Common shares reserved for issuance upon exercise of outstanding stock options and shares available for future grants aggregated approximately 23,423,000 shares at October 29, 1995.

10. Employee Benefit Plans

Stock Options The Company grants options to key employees and non-employee directors to purchase its common stock at fair market value at the date of grant. Generally, options vest over a four-year period. The stock option plan provides for the payment of the stock option exercise price with cash or previously owned shares of the Company's common stock at fair market value. There were 9,454,000, 7,310,000, and 11,446,000 shares available for grant at the end of fiscal 1995, 1994 and 1993, respectively. Stock option activity was as follows:


                                                                 1995           1994          1993
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)

Outstanding, beginning of year                                   11,538        10,926         15,384
Granted                                                           5,808         4,582          1,052
Exercised                                                        (3,049)       (3,522)        (5,294)
Canceled                                                           (328)         (448)          (216)
----------------------------------------------------------------------------------------------------
Outstanding, end of year                                         13,969        11,538         10,926
----------------------------------------------------------------------------------------------------
Exercisable, end of year                                          3,846         3,744          3,216
----------------------------------------------------------------------------------------------------
Consideration received for options exercised during
   year (ranging from $2.41 to $23.00 per share
   in 1995, $1.44 to $18.06 per share in 1994 and
   $1.03 to $9.44 per share in 1993)                           $ 13,545      $ 12,556        $13,123
----------------------------------------------------------------------------------------------------
Aggregate purchase price of options outstanding at
   end of year (ranging from $2.41 to $52.50 per share
   in 1995, $2.38 to $25.50 per share in 1994 and
   $1.03 to $18.06 per share in 1993)                          $294,585      $112,114        $46,451
----------------------------------------------------------------------------------------------------


Employee Stock Purchase Plan On September 25, 1995, the Company's Board of Directors approved an Employee Stock Purchase Plan which provides substantially all employees with the right to acquire shares of the Company's common stock based on a percentage of compensation. The purchase price will be equal to 85% of the lower of the fair market values as of the beginning or end of the six-month offering period. The plan is effective December 1, 1995.


40   APPLIED MATERIALS

Employee Bonus Plans The Company has various employee bonus plans. A profit sharing bonus plan distributes a percentage of pretax profits to substantially all of the Company's employees up to a maximum percentage of compensation. Another plan awards annual bonuses to the Company's executive staff based on the achievement of profitability and other specific performance criteria. The Company also has agreements with certain key technical employees that provide for additional compensation related to the success of new product development as well as achievement of specified profitability criteria. Charges to expense under these plans were $55,805,000, $31,166,000 and $19,838,000 in fiscal 1995,
1994 and 1993, respectively.

Employee Savings and Retirement Plan The Employee Savings and Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Company contributions become 20 percent vested after an employee's third year of service and vest an additional 20 percent for each year of service thereafter, becoming fully vested after seven years of service. All Company contributions are invested in the Company's common stock. Expenses were $14,837,000, $6,417,000 and $4,935,000 for fiscal 1995, 1994 and
1993, respectively.

Defined Benefit Plans of Foreign Subsidiaries Certain of the Company's foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements. The provisions under these plans aggregated $4,240,000, $3,344,000 and $2,973,000, consisting principally of service cost, for fiscal 1995, 1994 and 1993, respectively. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at October 29, 1995 were $15,769,000, $22,623,000 and $8,125,000, respectively.

11. Income Taxes

Effective November 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The Company adopted SFAS 109 prospectively, and amounts presented for fiscal 1993 have not been restated. The cumulative effect of adopting SFAS 109 resulted in a one-time credit of $7,000,000, or $0.04 per share, and is reported separately in the consolidated statement of operations. Adoption of SFAS 109 did not have any other significant effects on the fiscal 1994 tax provision.

The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method, pursuant to APB 11, to an asset and liability approach. Under APB 11, deferred taxes were recognized for income and expense items that were reported in different years for financial reporting and income tax purposes. Under the asset and liability approach of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their existing tax bases.

   Provisions are made for estimated United States and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of foreign subsidiaries' undistributed earnings.


                                                          APPLIED MATERIALS   41
notes to consolidated FINANCIAL STATEMENTS



   The components of income from consolidated companies before taxes and cumulative effect of accounting change were as follows:

                                                                1995           1994          1993
----------------------------------------------------------------------------------------------------
(In thousands)

U.S.                                                           $584,804      $276,483       $132,434
Foreign                                                         113,739        58,014         21,124
----------------------------------------------------------------------------------------------------
Income from consolidated companies
   before taxes and cumulative effect of
   accounting change                                           $698,543      $334,497       $153,558
----------------------------------------------------------------------------------------------------



The components of the provision for income taxes were as follows:

                                                                1995           1994          1993
----------------------------------------------------------------------------------------------------
(In thousands)

Current:
   U.S.                                                        $243,576      $ 96,106       $ 47,050
   Foreign                                                       62,627        32,343         14,170
   State                                                         37,378        17,083         11,259
----------------------------------------------------------------------------------------------------
                                                                343,581       145,532         72,479
----------------------------------------------------------------------------------------------------

Deferred:
   U.S.                                                         (90,264)      (21,672)       (18,015)
   Foreign                                                       (4,179)       (4,555)        (3,790)
   State                                                         (4,648)       (2,231)          --
----------------------------------------------------------------------------------------------------
                                                                (99,091)      (28,458)       (21,805)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                     $244,490      $117,074*      $ 50,674
----------------------------------------------------------------------------------------------------

*Excludes cumulative effect of accounting change.


The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate as follows:


                                                                1995           1994          1993
----------------------------------------------------------------------------------------------------
(In thousands)

Tax provision at U.S. statutory rate                           $244,490      $117,074       $ 53,438
Effect of foreign operations taxed
   at various rates                                              16,457         7,480          2,643
State income taxes, net of federal benefit                       21,274         9,654          7,341
Research tax credits                                             (4,273)       (3,063)        (1,690)
FSC benefit                                                     (14,770)       (6,900)        (4,566)
Tax exempt interest                                              (2,514)       (1,600)        (1,379)
Foreign tax credits                                             (18,352)       (6,808)        (5,193)
Other                                                             2,178         1,237             80
----------------------------------------------------------------------------------------------------
Provision for income taxes                                     $244,490      $117,074*      $ 50,674
----------------------------------------------------------------------------------------------------

*Excludes cumulative effect of accounting change.


42   APPLIED MATERIALS

The components of the net deferred income tax asset under SFAS 109 are as follows:

                                                                               1995          1994
----------------------------------------------------------------------------------------------------
(In thousands)

Deferred tax assets:
   Inventory reserves and basis difference                                   $ 41,203       $ 20,366
   Warranty and installation reserves                                          51,594         23,470
   Other                                                                      106,091         55,930
Deferred tax liabilities:
   Depreciation                                                                (9,636)        (2,681)
   Other                                                                       (1,976)        (8,900)
----------------------------------------------------------------------------------------------------
Net deferred tax assets                                                      $187,276       $ 88,185
----------------------------------------------------------------------------------------------------




For fiscal 1993, the components of the deferred tax provision under APB 11 were as follows:

                                                                                             1993
----------------------------------------------------------------------------------------------------
(In thousands)

Net increase in financial accruals not currently tax deductible:
   Warranty and installation                                                                $ (6,617)
   Other financial accruals                                                                  (11,377)
Difference in tax versus book depreciation                                                     1,207
Cost inventoriable for tax, not for books                                                        138
Other                                                                                         (5,156)
----------------------------------------------------------------------------------------------------
Total deferred tax provision                                                                $(21,805)
----------------------------------------------------------------------------------------------------



12. Industry Segment and Foreign Operations

The Company currently operates exclusively in the semiconductor wafer fabrication equipment industry. The Company's sales and service operations are the principal revenue producing activities. For geographical reporting, revenues are attributed to the geographic location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly assigned. Corporate assets consist primarily of cash, cash equivalents and short-term investments. Corporate operating expenses consist primarily of general and administrative expenses not allocable to geographic regions.


                                                          APPLIED MATERIALS   43
notes to consolidated FINANCIAL STATEMENTS


   During fiscal years 1995 and 1994, no sales to individual customers were greater than 10 percent of net sales. Sales to one customer represented 16 percent of the Company's net sales in 1993.


                                                                           Income from
                                                             Net Sales      Operations  Total Assets
----------------------------------------------------------------------------------------------------
(In thousands)

1995:
   North America                                             $  988,709     $ 228,247     $1,226,231
   Japan                                                        790,773       150,893        574,914
   Korea                                                        504,273       205,766         46,557
   Europe                                                       470,609       103,617        249,216
   Asia-Pacific                                                 307,517       120,002        183,290
   Corporate                                                         --      (114,593)       685,171
----------------------------------------------------------------------------------------------------
      Consolidated                                           $3,061,881     $ 693,932     $2,965,379
----------------------------------------------------------------------------------------------------
1994:
   North America                                             $  611,670     $ 139,562     $  724,093
   Japan                                                        454,939        75,324        378,571
   Korea                                                        192,260        57,374         30,996
   Europe                                                       292,189        77,956        121,822
   Asia-Pacific                                                 108,749        38,101         52,809
   Corporate                                                        --        (49,080)       394,374
----------------------------------------------------------------------------------------------------
      Consolidated                                           $1,659,807     $ 339,237     $1,702,665
----------------------------------------------------------------------------------------------------
1993:
   North America                                             $  405,991     $  71,338     $  454,085
   Japan                                                        269,552         8,961        255,827
   Korea                                                        105,396        34,184         14,625
   Europe                                                       218,825        49,322        104,110
   Asia-Pacific                                                  80,283        34,602         34,071
   Corporate                                                        --        (37,413)       257,434
----------------------------------------------------------------------------------------------------
      Consolidated                                           $1,080,047     $ 160,994     $1,120,152
----------------------------------------------------------------------------------------------------


Intercompany transfers of products from the United States to other regions were $1,267,077,000, $538,442,000 and $370,668,000 in fiscal years 1995, 1994 and
1993, respectively, and from Europe were $81,429,000, $67,934,000 and $28,462,000 in 1995, 1994 and 1993, respectively. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. At October 29, 1995, net accounts receivable from customers located in the United States were $160,095,000, while net accounts receivable from customers located in Japan, Korea, Europe and the Asia-Pacific regions were $368,895,000, $58,571,000, $141,195,000, and $88,974,000, respectively.


44   APPLIED MATERIALS

13. Commitments and Contingencies

The Company leases certain of its facilities and equipment under noncancelable operating leases and has options to renew most leases, with rentals to be negotiated. In February 1993, the Company entered into a four-year operating lease for previously leased office and general operating facilities in Santa Clara, California, providing for monthly payments which vary based on the London interbank offering rate (LIBOR). At the end of this lease, the Company has the option to acquire the property at its original cost or arrange for the property to be acquired. The Company is contingently liable under an 85 percent first-loss clause for up to $33,786,000 at October 29, 1995. Management believes that this contingent liability will not have a material adverse effect on the Company's financial position or results of operations. In addition, the Company must maintain compliance with financial covenants similar to those included in its credit facilities.

   Total rent expense in fiscal 1995, 1994 and 1993 was $41,672,000, $28,083,000 and $23,870,000, respectively. Aggregate minimum future rental commitments are:



--------------------------------------------------------------------------------
(In thousands)

1996                                                                     $38,909
1997                                                                      28,549
1998                                                                      18,630
1999                                                                      13,138
2000                                                                       9,449
Thereafter                                                                62,018
--------------------------------------------------------------------------------


Selected trade notes, representing Japan's accounts receivable, are discounted at financial institutions with recourse. As of October 29, 1995, $107,447,000 of such receivables were outstanding.

   The Company is the plaintiff in two patent infringement lawsuits against another company. The defendant has filed a counterclaim in one of these lawsuits and has other claims against the Company in three separate patent infringement lawsuits. The Company has also filed a declaratory judgment action against the aforementioned company.Trials have been successfully completed in the two lawsuits initiated by the Company; the Court found the Company's patents valid and infringed. The Company also initiated a suit for patent infringement against a second company; the defendant filed counterclaims for unfair competition which were severed and stayed. The Company recently filed a second suit against this same company alleging claims of patent infringement and seeking a declaration of invalidity of the defendant's patents. The defendant company also filed suit against the Company on the same patents. Finally, the Company is named as a defendant in a lawsuit in which the plaintiff alleges the Company infringes five patents. The Company is also named as a defendant in other litigation arising in the normal course of business. Also in the normal course of business, the Company from time to time receives and makes inquiries with regard to possible patent infringement. Management believes that it is unlikely that the outcome of these lawsuits or of the patent infringement inquiries will have a material adverse effect on the Company's financial position or results of operations.


                                                          APPLIED MATERIALS   45
notes to consolidated FINANCIAL STATEMENTS


14. Unaudited Quarterly Consolidated Financial Data

                                                       Quarter
                                 ----------------------------------------------------      Total
                                   First        Second          Third         Fourth        Year
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)

1995:
   Net sales                     $506,108       $675,439       $897,684      $982,650     $3,061,881
   Gross margin                   238,012        305,010        408,428       458,398      1,409,848
   Net income                      65,808         93,635        139,212       155,398        454,053
   Earnings per share                 .38            .54            .78           .84           2.56
----------------------------------------------------------------------------------------------------


                                                        Quarter
                                 ----------------------------------------------------       Total
                                   First        Second          Third         Fourth        Year
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)

1994:
   Net sales                     $340,449       $411,332       $440,228      $467,798     $1,659,807
   Gross margin                   155,979        189,391        205,572       217,353        768,295
   Income before
      cumulative effect of
      accounting change            37,391         55,071         58,136        63,098        213,696
   Net income                      44,391         55,071         58,136        63,098        220,696
   Earnings per share:
      Income before
         cumulative effect of
         accounting change            .22            .32            .34           .37           1.26
      Net income                      .27            .32            .34           .37           1.30
----------------------------------------------------------------------------------------------------


46   APPLIED MATERIALS
report of MANAGEMENT

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

   Management is responsible for maintaining a system of internal business controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Ethics applicable to all employees of the Company. Management believes that the Company's internal controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and maintaining accountability for assets.

   The Audit Committee of the Board of Directors, composed solely of Directors who are not officers of the Company, meets periodically with the independent accountants, our internal auditors and management to discuss internal business controls, auditing and financial reporting matters. The Committee reviews with the independent accountants the scope and results of the audit effort. The Committee also meets with the independent accountants without management present to ensure that the independent accountants have free access to the Committee.

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


/s/ James C. Morgan                                  /s/ James W. Bagley
-------------------                                  -------------------
    James C. Morgan                                      James W. Bagley
    Chairman and Chief Executive Officer                 Vice Chairman and Chief Operating Officer


/s/ Dan Maydan                                       /s/ Gerald F. Taylor
--------------                                       --------------------
    Dan Maydan                                           Gerald F. Taylor
    President                                            Senior Vice President, Finance and
                                                         Chief Financial Officer


November 22, 1995

                                                          APPLIED MATERIALS   47
report of INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Applied Materials, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries at October 29, 1995 and October 30, 1994 and the results of their operations and their cash flows for each of the three years in the period ended October 29, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective November 1, 1993.

Price Waterhouse LLP

San Jose, California
November 22, 1995




Stockholders' Information
-------------------------

Legal Counsel                                  Form 10-K
Orrick, Herrington & Sutcliffe                 A copy of Applied Materials' 10-K Annual Report,
San Francisco, California                      filed with the Securities and Exchange Commission,
                                               which contains additional information relating to the
Independent Accountants                        Company, is available without charge. We welcome
Price Waterhouse LLP                           questions from potential and existing stockholders.
San Jose, California
                                               Please contact:
Number of Registered Stockholders: 1,619       William W. Ong
                                               Manager, Investor Relations
Stock Listing                                  Applied Materials, Inc.
Applied Materials, Inc. is traded on the       3050 Bowers Avenue
Nasdaq National Market, Nasdaq Symbol: AMAT    Santa Clara, California 95054-3299
                                               (800) 882-0373
Transfer Agent
Harris Trust Company of California
Los Angeles, California


Stock Price History
-------------------

Fiscal Year                                                1995                         1994
--------------------------------------------------------------------------------------------------------
                                                   High            Low           High             Low
--------------------------------------------------------------------------------------------------------
First Quarter                                      26  1/4         19 1/2         21 7/8        15
Second Quarter                                     30 13/16        19 1/4         25 7/8        18 13/16
Third Quarter                                      53 11/16        30 1/16        24 5/8        19  3/8
Fourth Quarter                                     59  1/8         45 3/8         26 1/4        21  1/2
--------------------------------------------------------------------------------------------------------

The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq National Market during the last two years. Stock prices reported prior to October 12, 1995 have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend (see note nine to the consolidated financial statements).


48   APPLIED MATERIALS

                         APPENDIX TO 1995 ANNUAL REPORT
                              DESCRIPTION OF GRAPHS

         In this Appendix, the following descriptions of certain graphs in the Company's 1995 Annual Report that are omitted from the EDGAR version are more specific with respect to the actual numbers, amounts and percentages than is determinable from the graphs themselves. The Company submits such more specific descriptions only for the purpose of complying with the requirements for transmitting this Annual Report on Form 10-K electronically via EDGAR; such more specific descriptions are not intended in any way to provide information that is additional to the information otherwise provided in the Annual Report.

Page Number 26
Graph Title:      REVENUE PER EMPLOYEE
                  (Dollars in thousands)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing thousands of dollars. Revenue per employee is $291, $255, $228, $192, and $180 thousand for 1995, 1994, 1993, 1992, and 1991, respectively.

Page Number 26
Graph Title:      TOTAL ASSETS
                  (Dollars in millions)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing dollars in millions. Assets are split by Cash and Short-term Investments and Other Assets. Cash and Short-term Investments are $769, $422, $266, $223, and $140 million for 1995, 1994, 1993, 1992, and 1991, respectively. Other Assets are $2,196, $1,280, $854, $631, and $521 million for 1995, 1994, 1993, 1992, and 1991, respectively.

Page Number 26
Graph Title:      DEBT TO EQUITY RATIO
                  (Percent)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing percent. Debt to equity ratio is 17%, 22%, 22%, 24%, and 33% for 1995, 1994, 1993, 1992, and 1991, respectively.

Page Number 27
Graph Title:      SALES BY GEOGRAPHIC REGION
                  (Dollars in millions)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing dollars in millions. Each bar is split by the United States, Japan, Europe, Korea, and Asia-Pacific. The following table lists the amount of net sales by geographic region in millions of dollars:

SALES BY GEOGRAPHIC REGION                 1991       1992       1993        1994       1995
                                           ----       ----       ----        ----       ----
U.S.                                      $216.5     $296.7    $  406.0   $  611.7     $ 988.7
Japan                                      258.4      227.3       269.6      455.0       790.8
Europe                                      95.3      136.1       218.7      292.1       470.6
Korea                                       34.2       46.7       105.4      192.2       504.2
Asia-Pacific                                34.2       44.6        80.3      108.8       307.5
                                          ------     ------    --------   --------     -------
Total                                     $638.6     $751.4    $1,080.0   $1,659.8     $3061.8
                                          ======     ======    ========   ========     =======


Page Number 28
Graph Title:      R D & E  EXPENSES
                  (Dollars in millions)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1995 Annual Report in the Selected Consolidated Financial Data Table on the Research, development and engineering line item.

Page Number 29
Graph Title:      CAPITAL EXPENDITURES
                  (Dollars in millions)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991 and vertical axis containing dollars in millions. Capital expenditures are split by Land, Buildings and Improvements and Other. Land, Buildings and Improvements are $118, $107, $49, $33, and $45 million for 1995, 1994, 1993, 1992, and 1991, respectively. Other is $148, $73, $46, $28, and $18 million for 1995, 1994, 1993, 1992, and 1991, respectively.

Page Number 30
Graph Title:      WORKING CAPITAL
                  (Dollars in millions)
Bar graph with horizontal axis containing years 1995, 1994, 1993, 1992, and 1991, and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1995 Annual Report in the Selected Consolidated Financial Data Table on the Working capital line item.