Form 10-K, Exhibit 13
period 1996-10-27
APPLIED MATERIALS INC /DE
filed 1997-01-24
CIK 6951

                                                                   EXHIBIT 13


Selected Consolidated Financial Data

Fiscal year ended*                1996             1995             1994             1993            1992
------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share amounts)

Net sales                      $4,144,817       $3,061,881       $1,659,807       $1,080,047       $751,383
Gross margin                   $1,949,739       $1,409,848       $  768,295       $  475,684       $308,204
   (% of net sales)                  47.0             46.0             46.3             44.0           41.0
Research, development
   and engineering             $  481,394       $  329,676       $  189,126       $  140,161       $109,196
   (% of net sales)                  11.6             10.8             11.4             13.0           14.5
Marketing, selling and
   administrative              $  539,694       $  386,240       $  239,932       $  174,529       $130,632
   (% of net sales)                  13.0             12.6             14.4             16.2           17.4
Income from consolidated
   companies before taxes
   and cumulative effect of
   accounting change**         $  922,436       $  698,543       $  334,497       $  153,558       $ 58,925
   (% of net sales)                  22.3             22.8             20.2             14.2            7.8
Effective tax rate (%)               35.0             35.0             35.0             33.0           33.0
Net income                     $  599,585       $  454,053       $  220,696       $   99,695       $ 39,480
Earnings per share             $     3.27       $     2.56       $     1.30       $      .61       $    .27
Average common shares
   and equivalents                183,607          177,348          170,042          164,588        145,360
------------------------------------------------------------------------------------------------------------
Order backlog                  $1,422,800       $1,508,800       $  715,200       $  365,800       $253,900
Working capital                $1,757,842       $1,449,882       $  734,104       $  395,388       $333,590
Working capital ratio                 2.9              2.7              2.5              2.0            2.3
Long-term debt                 $  275,485       $  279,807       $  209,114       $  121,076       $118,445
Stockholders' equity           $2,370,425       $1,783,503       $  966,264       $  598,762       $474,111
Book value per share           $    13.15       $     9.95       $     5.74       $     3.73       $   3.03
Total assets                   $3,637,987       $2,965,379       $1,702,665       $1,120,152       $853,822
Capital expenditures, net      $  452,535       $  265,557       $  180,440       $   95,351       $ 60,943
Regular full-time employees        11,403           10,537            6,497            4,739          3,909
------------------------------------------------------------------------------------------------------------

 * The fiscal year ends on the last Sunday in October of each year. The fiscal year ends for the periods presented are: October 27, 1996, October 29, 1995, October 30, 1994, October 31, 1993 and October 25, 1992.
** Fiscal 1996 includes a restructuring charge of $25,100.


Graph One              Graph Two                Graph Three


Applied Materials

                                        Management's Discussion and Analysis


Results of Operations

During 1996, the semiconductor industry began a period of significant transition, with reduced fab capacity investment driven by sharply lower memory device prices. This transition resulted in equipment order pushouts and a decrease of approximately 40 percent in new orders received by the Company during the second half of fiscal 1996 when compared to the order level achieved in the first half of fiscal 1996. Expecting the downturn in its business to continue for some time, the Company determined that it needed to align its employment level with the expected size of its operations. Accordingly, in the fourth quarter of fiscal 1996, the Company reduced its workforce by approximately 800 employees and developed plans to consolidate certain facilities. In connection with these actions, a restructuring charge of $25 million was recorded during that period. The restructuring charge consisted of $19 million for costs associated with the workforce reduction, and $6 million for consolidation of facilities. During the fourth quarter of fiscal 1996, approximately $14 million of cash was used for restructuring costs. The remaining cash outlay is expected to occur primarily in the first quarter of fiscal 1997 (see note 9).

The Company's net sales increased by 35 percent for fiscal 1996 compared to fiscal 1995, notwithstanding the slowdown in the Company's business during the second half of fiscal 1996, and net sales for fiscal 1995 increased 84 percent compared to fiscal 1994. This growth was driven by strong worldwide demand for the Company's advanced wafer processing technology, multi-chamber equipment and installed base support services. The increased demand for the Company's advanced equipment reflects the semiconductor industry's need for the technical capability to fabricate advanced device structures and the continued investment in systems capable of performing processes required for smaller device geometries. The increases in installed base support services revenue are attributable to a larger installed systems base and our global customers' requirements for high reliability and uptime.

Information with respect to net sales by geographic region is as follows:

                                1996                      1995                       1994
---------------------------------------------------------------------------------------------------
(Dollars in thousands)
                            $            %             $            %              $           %
North America           1,270,359       30.7         988,709       32.3         611,670       36.9
Europe                    685,887       16.5         470,609       15.4         292,189       17.6
Japan                   1,008,597       24.3         790,773       25.8         454,939       27.4
Korea                     567,116       13.7         504,273       16.5         192,260       11.6
Asia-Pacific              612,858       14.8         307,517       10.0         108,749        6.5
---------------------------------------------------------------------------------------------------
                        4,144,817      100.0       3,061,881      100.0       1,659,807      100.0
---------------------------------------------------------------------------------------------------

Gross margin as a percentage of net sales was 47 percent in fiscal 1996 compared to 46 percent in 1995 and 1994. Improvements in fiscal 1996 associated with manufacturing efficiencies, reduced cycle times, material cost reductions and increased unit volume were partially offset by product pricing pressures associated with the decreased demand for the Company's equipment.

Operating expenses (excluding the restructuring charge) as a percentage of net sales were 25 percent in fiscal 1996, compared to 23 percent and 26 percent in fiscal 1995 and 1994, respectively. The Company's investments in strategic facilities expansion, information systems technology and personnel are dependent on many factors, including its current and future volumes of business. Thus,


                                     Graph

Applied Materials

Graph

there can be no assurance that current operating expense levels as a percentage of net sales are indicative of future operating expenses as a percentage of net sales.

The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, Applied Materials believes it is critical to continue to make substantial investments in research and development to ensure the flow of innovative, productive, high-quality products and support services. Research, development and engineering expenses were 12 percent of net sales in fiscal 1996, compared to 11 percent in fiscal 1995 and 1994. This considerable investment reflects the Company's commitment to total product excellence and leading-edge technology. During fiscal 1996, the Company introduced several new products for the emerging 0.25 micron and below market: the high-throughput Mirra CMP (chemical mechanical polishing) system, HDP-CVD (high density plasma chemical vapor deposition) Centura, Metal Etch DPS (decoupled plasma source) Centura and the Silicon Etch DPS Centura. The Company continued to add to its family of compact, high-productivity implanters in 1996 with the introduction of the Implant xR LEAP (low energy advanced processes) and Implant xR120. In addition, the Company introduced the Liner TxZ Centura, which is an integrated system capable of performing a key process sequence for the most advanced device structures. The Company also enhanced a number of its existing products during 1996 through the application of new processes and technologies. The success of these new and enhanced products in the market has yet to be determined (see "Trends, Risks and Uncertainties").

Marketing, selling and administrative expenses as a percentage of net sales were 13 percent in fiscal 1996 and 1995, and 14 percent in fiscal 1994. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets , particularly in the Korea and Asia-Pacific regions, and to increase the awareness of new products. Administrative expenses have increased during each of the last three fiscal years to support the Company's growth, improve information technology capability and protect the Company's intellectual property rights. The growth in spending for marketing, selling and administration has kept pace with the revenue growth, and thus there has not been a significant change in spending as a percentage of sales.


Applied Materials' effective income tax rate was 35 percent for each of the last three fiscal years. The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," at the beginning of fiscal 1994 and recorded a one-time $7 million credit as the favorable impact of the accounting change. In fiscal 1997, the Company's effective income tax rate is expected to remain at 35 percent.

Financial Condition, Liquidity and Capital Resources

The Company's financial condition remained strong, with a ratio of current assets to current liabilities of 2.9:1 at October 27, 1996, compared to 2.7:1 at October 29, 1995. As of October 27, 1996, the Company had $1,038 million in cash, cash equivalents and short-term investments, compared to $769 million at October 29, 1995.

The Company generated $692 million of cash from operations in fiscal 1996. Net income (plus non-cash depreciation and amortization charges) of $748 million and an increase of $167 million in accounts payable and accrued expenses were partially offset by changes in deferred taxes and income taxes payable of $160 million, and increased levels of accounts receivable and inventories. Accounts receivable increased $44 million from October 29, 1995,

Graph


Applied Materials
as geographic regions with longer collection times generated a larger percentage of the Company's revenue in fiscal 1996, and inventories increased $60 million primarily as a result of customers delaying receipt of certain orders at the end of fiscal 1996.

Cash used for investing activities in fiscal 1996 of $603 million consisted of capital expenditures for land, facilities expansion and other capital equipment, and net purchases of short-term investments.

During fiscal 1996, the Company repurchased 1,185,000 shares of its common stock in the open market at an average price of $31.27 per share, for a total cash outlay of $37 million. As of October 27, 1996, the Company is authorized to repurchase additional shares of its common stock in the open market through February 1999 in amounts that will substantially offset the dilution that results from the Company's stock-based employee benefit and incentive plans.

At October 27, 1996, the Company's principal sources of liquidity consisted of $1,038 million of cash, cash equivalents and short-term investments, $194 million of unissued notes registered under the Company's medium-term notes program and $303 million of available credit facilities. In 1996, the Company increased its revolving line of credit agreement to $240 million from $125 million, and extended the agreement's expiration date to February 2000 from September 1998. No amount is outstanding under this line of credit agreement. The Company's liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and borrowing capability, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.

Facility improvement and expansion projects in Texas and California are being scheduled for completion based on the Company's anticipated needs, which may change from time to time based on market conditions. This flexibility allows the Company to manage its manufacturing and applications lab capacity to ensure that sufficient capacity will be available to meet customer demands. Capital expenditures are expected to approximate $250 million during fiscal 1997. This amount includes funds for the continuation and completion of facilities expansion and investments in demonstration and test equipment, information systems and other capital equipment.

During the first quarter of fiscal 1997, the Company entered into agreements to acquire two companies for approximately $285 million, consisting primarily of cash. These transactions are expected to be completed during the first quarter of fiscal 1997 (see note 16). In the same quarter, the Company paid $56 million in connection with the early retirement of its unsecured senior notes (see note
15).

Graph

Trends, Risks and Uncertainties

The semiconductor industry has historically been cyclical and subject to periodic downturns associated with changes in supply and demand. During 1996, the semiconductor industry weakened, principally as a result of excess memory capacity and significant memory price reductions. This excess capacity and weakness in memory pricing in turn led to product pricing pressures and reduced demand for the Company's products and services. Semiconductor manufacturers significantly reduced capital spending and investment, and new orders received by the Company decreased significantly during the last half of the Company's 1996 fiscal year. The Company's ability to predict customer investment decisions has been impaired by the uncertainty within the semiconductor industry. The growth rates and results of operations achieved by the Company in fiscal 1996 and 1995 may not be indicative of 1997 growth rates and results of operations.

Applied Materials

Management's Discussion and Analysis


It is possible that a continued industry downturn and further reductions or delays in semiconductor manufacturers' capital spending and investment could increase pricing pressures, decrease orders and adversely affect the Company's revenue and operating results.

The Company ended the year with a backlog of approximately $1.4 billion as of October 27, 1996, compared to approximately $1.5 billion as of October 29, 1995. The Company schedules production of its systems based upon order backlog and customer commitments. The backlog includes orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. During the current industry downturn, semiconductor manufacturers have rescheduled or canceled certain orders. Due to possible customer changes in delivery schedules and cancellation of orders, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period could adversely affect the Company's results of operations.

The Company's results of operations are subject to significant fluctuations from period to period, in part because of the cyclical nature of the semiconductor industry and its changes in supply and demand. Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that cause capital equipment investment patterns to vary from period to period. While international markets provide the Company with significant growth opportunities, periodic economic downturns, trade balance issues, political instability and fluctuations in interest and foreign currency exchange rates are all risks that could affect global product and service demand. Although the Company actively manages its exposure to changes in foreign currency exchange rates, there can be no assurance that future changes in foreign currency exchange rates will not have a material effect on its results of operations or financial condition.

The Company operates in a highly competitive industry characterized by increasingly rapid technological changes. The Company's competitive advantage and future success are therefore dependent on its ability to develop new products, to qualify these new products with its customers, to successfully introduce these products to the marketplace on a timely basis, to commence production to meet customer demands and to develop new markets in the semiconductor industry for its products and services. The successful introduction of new technology and products is increasingly complex. If the Company is unable, for whatever reason, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, its results of operations could be adversely impacted.

To better address the issues and opportunities presented by the current industry slowdown, the Company has implemented a number of programs to reduce costs and improve productivity, including focusing on manufacturing efficiencies, reduced cycle times and material cost reductions. The inability to satisfactorily achieve the goals of these cost reduction and productivity programs could adversely affect the Company's results of operations.

The Company is currently involved in litigation regarding patents and other intellectual property rights (see note 14 to the consolidated financial statements) and could become involved in additional litigation in the future. Also in the normal course of business, the Company from time to time receives and makes inquiries with regard to possible patent infringement. There can be no assurance about the outcome of current or future litigation or patent infringement inquiries.

When used in this Annual Report, including this Management's Discussion and Analysis, the words "anticipate," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties, including, but not limited to, slowing growth in the demand for semiconductors and the Company's systems and services, continuing semiconductor device price declines, semiconductor manufacturers' reduced capital spending, product pricing pressures, challenges from the Company's competition, insufficient cost reduction programs being implemented by the Company and the successful development of new products, services and markets, that could cause actual results to differ materially from those projected. The Company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.


Applied Materials

                                           Consolidated Statements of Operations

Fiscal year ended                                        1996              1995             1994
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Net sales                                             $4,144,817       $3,061,881       $1,659,807
Cost of products sold                                  2,195,078        1,652,033          891,512
----------------------------------------------------------------------------------------------------
Gross margin                                           1,949,739        1,409,848          768,295
Operating expenses:
   Research, development and engineering                 481,394          329,676          189,126
   Marketing and selling                                 313,631          223,296          157,303
   General and administrative                            226,063          162,944           82,629
   Restructuring                                          25,100               --               --
----------------------------------------------------------------------------------------------------
Income from operations                                   903,551          693,932          339,237
   Interest expense                                       20,733           21,401           15,962
   Interest income                                        39,618           26,012           11,222
----------------------------------------------------------------------------------------------------
Income from consolidated companies before taxes
   and cumulative effect of accounting change            922,436          698,543          334,497
Provision for income taxes                               322,851          244,490          117,074
----------------------------------------------------------------------------------------------------
Income from consolidated companies before
   cumulative effect of accounting change                599,585          454,053          217,423
Equity in net loss of joint venture                           --               --            3,727
----------------------------------------------------------------------------------------------------
Income before cumulative effect of
   accounting change                                     599,585          454,053          213,696
Cumulative effect of change in accounting
   for income taxes                                           --               --            7,000
----------------------------------------------------------------------------------------------------
Net income                                            $  599,585       $  454,053       $  220,696
----------------------------------------------------------------------------------------------------
Earnings per share:
   Before cumulative effect of accounting change      $     3.27       $     2.56       $     1.26
----------------------------------------------------------------------------------------------------
   Net income                                         $     3.27       $     2.56       $     1.30
----------------------------------------------------------------------------------------------------
Average common shares and equivalents                    183,607          177,348          170,042
----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Applied Materials

Consolidated Balance Sheets

Fiscal year end                                                      1996            1995
--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                                      $  403,888       $  285,845
  Short-term investments                                            633,744          483,487
  Accounts receivable, less allowance for
    doubtful accounts of $4,169 and $3,017                          822,384          817,730
  Inventories                                                       478,552          427,413
  Deferred income taxes                                             281,586          198,888
  Other current assets                                               72,915           98,250
--------------------------------------------------------------------------------------------
  Total current assets                                            2,693,069        2,311,613
Property, plant and equipment, net of accumulated depreciation      919,038          630,746
Other assets                                                         25,880           23,020
--------------------------------------------------------------------------------------------
Total assets                                                     $3,637,987       $2,965,379
--------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable                                                  $   77,522       $   61,748
  Current portion of long-term debt                                  22,640           21,064
  Accounts payable and accrued expenses                             791,897          659,572
  Income taxes payable                                               43,168          119,347
--------------------------------------------------------------------------------------------
  Total current liabilities                                         935,227          861,731
Long-term debt                                                      275,485          279,807
Deferred income taxes                                                11,607           11,612
Other non-current obligations                                        45,243           28,726
--------------------------------------------------------------------------------------------
  Total liabilities                                               1,267,562        1,181,876
--------------------------------------------------------------------------------------------
Commitments and contingencies                                            --               --
Stockholders' equity:
  Preferred stock; $.01 par value per share;
    1,000 shares authorized; no shares issued                            --               --
  Common stock; $.01 par value per share;
    500,000 shares authorized; 180,235 and 179,278
    shares outstanding                                                1,802            1,792
  Additional paid-in capital                                        763,376          760,057
  Retained earnings                                               1,599,564          999,979
  Cumulative translation adjustments                                  5,683           21,675
--------------------------------------------------------------------------------------------
  Total stockholders' equity                                      2,370,425        1,783,503
--------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                       $3,637,987       $2,965,379
--------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.


Applied Materials

                                           Consolidated Statements of Cash Flows

Fiscal year ended                                       1996            1995           1994
------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
  Net income                                         $ 599,585       $ 454,053       $ 220,696
  Adjustments required to reconcile net income
    to cash provided by operations:
    Depreciation and amortization                      148,865          83,231          59,051
    Equity in net loss of joint venture                     --              --           3,727
    Deferred income taxes                              (85,852)        (99,345)        (32,510)
    Cumulative effect of change in accounting for
      income taxes                                          --              --          (7,000)
    Changes in assets and liabilities:
      Accounts receivable                              (43,789)       (442,935)       (135,851)
      Inventories                                      (60,036)       (186,412)        (80,507)
      Other current assets                              23,369         (43,097)        (18,216)
      Other assets                                      (3,183)         (3,462)         (3,733)
      Accounts payable and accrued expenses            167,346         304,807          83,119
      Income taxes payable                             (73,938)         64,246          12,329
      Other non-current obligations                     19,662          11,613           9,919
------------------------------------------------------------------------------------------------
Cash provided by operations                            692,029         142,699         111,024
------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures, net of retirements            (452,535)       (265,557)       (180,440)
  Investment in joint venture                               --              --              --
  Proceeds from sales of short-term investments        707,620         351,230         151,305
  Purchases of short-term investments                 (857,877)       (572,712)       (266,727)
------------------------------------------------------------------------------------------------
Cash used for investing                               (602,792)       (487,039)       (295,862)
------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Short-term borrowings, net                            22,360          18,847          (1,420)
  Long-term debt borrowings                             29,832         134,992          98,594
  Long-term debt repayments                            (25,164)        (51,303)         (7,256)
  Issuances of common stock, net                        40,381         370,353         134,263
  Repurchases of common stock                          (37,052)             --              --
------------------------------------------------------------------------------------------------
Cash provided by financing                              30,357         472,889         224,181
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                 (1,551)         (3,024)          1,380
------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                  118,043         125,525          40,723
Cash and cash equivalents at beginning of year         285,845         160,320         119,597
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 403,888       $ 285,845       $ 160,320
------------------------------------------------------------------------------------------------

Cash payments for interest were $23,708, $22,349 and $14,120 in 1996, 1995 and 1994, respectively.

Cash payments for income taxes were $429,651, $221,430 and $79,498 in 1996, 1995 and 1994, respectively.

See accompanying notes to the consolidated financial statements.


Applied Materials

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany balances and transactions. The Company's 50 percent joint venture investment in Applied Komatsu Technology, Inc. (AKT) is accounted for using the equity method and is included in other long-term assets. The Company's fiscal years presented are the 52 week periods that ended on the last Sunday of October.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

CASH EQUIVALENTS All highly-liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS All of the Company's short-term investments are classified as available-for-sale as of the balance sheet dates. Investments classified as available-for-sale are recorded at fair value and any material temporary difference between an investment's cost and its fair value is presented as a separate component of stockholders' equity.

INVENTORY VALUATION Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is provided using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful life of the improvement or the lease term, whichever is shorter. Gains and losses on sales or retirements of property, plant and equipment are reflected in income. Maintenance and repairs are charged to income as incurred. Improvements that extend the useful life of property, plant and equipment are capitalized.

REVENUE RECOGNITION Revenue related to systems is generally recognized upon shipment, which usually precedes customer acceptance. A provision for the estimated future cost of system installation and warranty is recorded at the time of revenue recognition. Service revenue is generally recognized ratably over the period of the related contract.

DERIVATIVE FINANCIAL INSTRUMENTS The Company enters into derivative financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. The terms of the currency instruments used are consistent with the timing of the committed or anticipated transactions being hedged. The Company does not use financial instruments for trading or speculative purposes. Deferred results of forward and option contracts are recognized in income when the related transactions being hedged are recognized.


Applied Materials

FOREIGN CURRENCY TRANSLATION The Company's subsidiaries located in Japan and Europe operate primarily using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting cumulative translation adjustments are presented as a separate component of stockholders' equity.

Subsidiaries in the Korea and Asia-Pacific regions use the U.S. dollar as the functional currency. Accordingly, assets and liabilities are translated using period-end exchange rates, except for inventories and property, plant and equipment, which are translated using historical rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical rates. The resulting translation gains and losses are included in income as they are incurred.

EMPLOYEE STOCK PLANS The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principle Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company will continue to account for its employee stock plans in accordance with the provisions of APB 25, and therefore will be required to disclose certain pro-forma information in the notes to its financial statements. SFAS 123 is not expected to have an effect on the Company's financial condition or results of operations.

EARNINGS PER SHARE Earnings per share is computed using the weighted average number of common shares and equivalents outstanding during the period.

RECLASSIFICATIONS Certain amounts in fiscal years prior to 1996 have been reclassified to conform to the 1996 financial statement presentation.

2.       Financial Instruments

INVESTMENTS At October 27, 1996 and October 29, 1995, the fair value of the Company's short-term investments approximated cost. Accordingly, temporary differences between the short-term investment portfolio's fair value and its cost have not been presented as a separate component of stockholders' equity. Information about short-term investments is as follows:

                                                           1996           1995
--------------------------------------------------------------------------------
(In thousands)

Obligations of states and political subdivisions         $189,566       $120,708
U.S. commercial paper, corporate bonds and
   medium-term notes                                      159,929        110,740
Bank certificates of deposit                              134,078         97,101
U.S. treasury securities                                  121,840        137,215
Other debt securities                                      28,331         17,723
--------------------------------------------------------------------------------
                                                         $633,744       $483,487
================================================================================

$233,485,000 and $201,684,000 of investments in debt and equity securities are included in cash and cash equivalents at October 27, 1996 and October 29, 1995, respectively.


Applied Materials

Notes to Consolidated Financial Statements


Information about the contractual maturities of short-term investments at October 27, 1996 is as follows:

                                                                    Due After One
                                                      Due in One     Year Through    Due After
                                                     Year or Less    Three Years    Three Years
-----------------------------------------------------------------------------------------------
(In thousands)

Obligations of states and political subdivisions       $ 95,510       $ 50,857       $ 43,199
U.S. commercial paper, corporate bonds
   and medium-term notes                                 90,182         19,241         50,506
Bank certificates of deposit                            134,078           --             --
U.S. treasury securities                                 97,747          1,507         22,586
Other debt securities                                       826         16,299         11,206
-----------------------------------------------------------------------------------------------
                                                       $418,343       $ 87,904       $127,497
===============================================================================================

Gross unrealized holding gains and losses and gross realized gains and losses on sales of short-term investments were not material as of or for the years ended October 27, 1996 and October 29, 1995. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities which is intended to be available to meet the Company's current cash requirements.

DERIVATIVE FINANCIAL INSTRUMENTS The notional amounts of derivative financial instruments as of October 27, 1996 and October 29, 1995 were as follows:

                                                           1996           1995
--------------------------------------------------------------------------------
(In thousands)

Forward exchange contracts to sell U.S. dollars
   for foreign currency                                  $330,093       $308,879
Forward exchange contracts to sell foreign
   currency for U.S. dollars                             $504,612       $460,721
Currency option contracts to sell foreign
    currency for U.S. dollars                            $250,000       $400,000
================================================================================

All currency forward and option contracts outstanding at October 27, 1996 have maturities of less than one year and are primarily to buy or sell Japanese yen in exchange for U.S. dollars. Management believes that these contracts should not subject the Company to undue risk from foreign exchange movements because gains and losses on these contracts generally offset gains and losses on the assets, liabilities and transactions being hedged.

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments used in hedging activities.

The Company invests in a variety of financial instruments such as certificates of deposit, municipal bonds and treasury bills, and, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.


Applied Materials

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure the receivables. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.

FAIR VALUE OF FINANCIAL INSTRUMENTS For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, notes payable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. Consequently, such instruments are not included in the following table that provides information regarding the carrying amounts and estimated fair values of other financial instruments, both on and off the balance sheets:

                                                         1996                         1995
                                               --------------------------    --------------------------
                                               Carrying    Estimated Fair    Carrying    Estimated Fair
                                                Amount          Value         Amount         Value
-------------------------------------------------------------------------------------------------------
(In thousands)

Long-term debt, including current portion       $298,125       $305,593       $300,871       $316,599
Forward exchange contracts:
   Sell foreign currency                        $533,893       $534,993       $408,200       $409,397
   Buy foreign currency                         $318,261       $318,182       $282,978       $283,770
Currency option contracts                       $  2,475       $  3,344       $  4,682       $ 29,400
-------------------------------------------------------------------------------------------------------

The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of forward exchange and currency option contracts is based on quoted market prices of comparable instruments.

3.       Inventories

                                                     1996                 1995
--------------------------------------------------------------------------------
(In thousands)

Customer service spares                            $182,320             $131,411
Raw materials                                        70,959              118,627
Work-in-process                                     140,964              139,537
Finished goods                                       84,309               37,838
--------------------------------------------------------------------------------
                                                   $478,552             $427,413
================================================================================


Applied Materials

Notes to Consolidated Financial Statements

4.       Property, Plant and Equipment

                                              Useful Life
                                               In Years              1996                  1995
-------------------------------------------------------------------------------------------------
(In thousands)
Land                                                              $   95,739            $  62,710
Buildings and leasehold improvements            2-65                 438,276              342,629
Demonstration and manufacturing equipment       3-5                  292,136              174,956
Furniture, fixtures and other equipment         3-20                 277,199              176,408
Construction in progress                                             162,296              102,960
-------------------------------------------------------------------------------------------------
                                                                   1,265,646              859,663
Accumulated depreciation                                            (346,608)            (228,917)
-------------------------------------------------------------------------------------------------
                                                                  $  919,038            $ 630,746
-------------------------------------------------------------------------------------------------

5.    Applied Komatsu Technology Joint Venture

In September 1993, the Company entered into an agreement with Komatsu, Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation that develops, manufactures and markets systems used to produce flat panel displays. The Company's initial investment in AKT aggregated $6,916,000, which included contributed cash, the net book value of certain tangible and intangible assets and costs of formation. Komatsu, Ltd. contributed $35,000,000 of cash to AKT. The difference between the Company's investment and its interest in the book value of AKT's net assets will be amortized when AKT achieves sustained profitability. The Company's investment in AKT has been reduced to zero as a result of its share of AKT's net losses since formation. Royalties received by the Company on AKT sales did not materially affect the Company's results of operations in fiscal 1996, 1995 or 1994.

6.    Notes Payable

The Company has credit facilities for borrowings in various currencies up to $380,699,000 on an unsecured basis; $240,000,000 represents a revolving credit agreement in the United States with a group of 9 banks. This agreement includes facility fees, allows for borrowings at various rates including the lead bank's prime reference rate, requires compliance with certain covenants and expires in February 2000. The remaining $140,699,000 of credit facilities are primarily with Japanese and European banks at rates indexed to their prime reference rate. At October 27, 1996, $77,522,000 was outstanding under Japanese credit facilities at an average annual interest rate of .8 percent.


Applied Materials

7.       Long-Term Debt

                                 Interest       Maturity
                                   Rate           Date           1996           1995
----------------------------------------------------------------------------------------
(In thousands)
Secured Japanese debt           1.55-5.55%      1997-2011      $ 72,625       $ 60,371
Unsecured senior notes               9.62%      1997-1999        52,500         67,500
Noncallable unsecured
    senior notes                     8.00%           2004       100,000        100,000
Medium-term notes               6.65-7.00%      2000-2005        73,000         73,000
----------------------------------------------------------------------------------------
                                                                298,125        300,871
Current portion                                                 (22,640)       (21,064)
----------------------------------------------------------------------------------------
                                                               $275,485       $279,807
----------------------------------------------------------------------------------------

Japanese debt is due in equal periodic installments and is secured by property and equipment having an approximate net book value of $78,700,000 at October 27, 1996.

The unsecured senior notes are fixed-rate and require annual principal payments each April 1 until maturity. The notes agreement allows the Company to prepay the notes, subject to certain penalties. The notes agreement requires compliance with certain financial tests and ratios, and limits additional borrowings, liens placed on assets, dividends and certain other major transactions. At the beginning of fiscal 1997, the Company elected to prepay these notes prior to their scheduled maturities (see note 15).

The noncallable unsecured senior notes are fixed-rate and require interest payments on March 1 and September 1 of each year, with the principal payable in 2004. The notes contain covenants that limit additional borrowings by U.S. subsidiaries, liens placed on assets and sale and leaseback transactions.

On August 24, 1995, the Company commenced a program to offer from time to time up to $266,931,000 in medium-term notes, at fixed or variable rates as determined at the time of issuance. The notes contain covenants that limit additional borrowings by U.S. subsidiaries, liens placed on assets and sale and leaseback transactions.

Aggregate principal payments required for long-term debt are:

(In thousands)
1997                                                                  $ 22,640
1998                                                                  $ 26,317
1999                                                                  $ 30,262
2000                                                                  $ 36,396
2001                                                                  $ 10,998
Thereafter                                                            $171,512


Applied Materials

Notes to Consolidated Financial Statements

8.       Accounts Payable and Accrued Expenses

                                                            1996       1995
--------------------------------------------------------------------------------
(In thousands)

Accounts payable                                          $192,607    $244,014
Compensation and employee benefits                         170,881     109,388
Installation and warranty                                  187,873     133,035
Other                                                      240,536     173,135
--------------------------------------------------------------------------------
                                                          $791,897    $659,572


9.       Restructuring

During the fourth quarter of fiscal 1996, the Company recorded a restructuring charge of $25,100,000 in connection with a reduction of its workforce and related consolidation of facilities. These actions reduced the Company's cost structure and were taken in response to an industry downturn that resulted in a significant reduction in new orders received by the Company.

Restructuring activity in fiscal 1996 was as follows:



                                                    Reduction In
                                                      Workforce      Facilities
--------------------------------------------------------------------------------
(In thousands)
Provision                                           $ 19,329         $5,771
Amount utilized                                      (13,238)          (348)
--------------------------------------------------------------------------------
Balance, October 27, 1996                           $  6,091         $5,423
--------------------------------------------------------------------------------

The provision for the reduction in workforce includes severance and other benefits for approximately 800 employees, the majority of whom were based in Santa Clara, California and Austin, Texas. In addition, approximately 870 temporary and contractor positions were eliminated as part of the restructuring.

The provision for facilities includes lease obligations relating to idle or subleased buildings and write-offs of related facility improvements.

The remaining cash outlays of approximately $7,500,000 are expected to occur primarily in the first quarter of fiscal 1997.


Applied Materials

10.       Stockholders' Equity

During fiscal 1996, the stockholders approved an increase in the authorized number of shares of common stock to 500,000,000.


                                                            Additional                     Cumulative
                                        Common Stock          Paid-in       Retained       Translation
                                      Shares       Amount     Capital       Earnings       Adjustments
------------------------------------------------------------------------------------------------------

(In thousands)


Balance at October 31, 1993           160,756      $1,608   $255,625       $  325,230      $ 16,299
 Net issuance under stock plans*        2,852          28     23,562               --            --
 Stock offering                         4,600          46    110,627               --            --
 Translation adjustments                   --          --         --               --        12,543
 Net income                                --          --         --           220,696           --
-------------------------------------------------------------------------------------------------------
Balance at October 30, 1994           168,208       1,682    389,814           545,926       28,842
  Net issuance under stock plans*       3,020          30     49,132                --           --
  Stock offering                        8,050          80    321,111                --           --
  Translation adjustments                  --          --         --                --       (7,167)
  Net income                               --          --         --           454,053           --
-------------------------------------------------------------------------------------------------------
Balance at October 29, 1995           179,278       1,792    760,057           999,979       21,675
  Net issuance under stock plans*       2,142          21     40,360                --           --
  Stock repurchases                    (1,185)        (11)   (37,041)               --           --
  Translation adjustments                  --          --         --                --       (15,992)
  Net income                               --          --         --           599,585            --
-------------------------------------------------------------------------------------------------------
Balance at October 27, 1996           180,235      $1,802    $763,376       $1,599,564       $ 5,683
-------------------------------------------------------------------------------------------------------

* Includes 619 and 200 shares of treasury stock issued under stock plans in 1996 and 1994, respectively. Includes tax benefits of $11,894, $36,940 and $27,402 for 1996, 1995 and 1994, respectively.

In fiscal 1995, the Company sold 8,050,000 shares of common stock in a public offering at a price of $41.38 per share prior to underwriters' commissions. Proceeds net of underwriters' commissions and other offering costs were $321,191,000. In fiscal 1994, the Company sold 4,600,000 shares of common stock in a public offering at a price of $25.13 per share prior to underwriters' commissions. Proceeds net of underwriters' commissions and other offering costs were $110,673,000.

STOCK REPURCHASE PROGRAM In March 1996, the Board of Directors authorized a plan that allows the Company to repurchase shares of its common stock in the open market prior to March 1999. The purpose of this plan is to acquire shares to fund the Company's stock-based benefit and incentive plans. In fiscal 1996, 985,000 shares were repurchased under this plan at an average price of $29.95 per share.

In January 1996, the Board of Directors authorized the Company to repurchase 200,000 shares of its common stock in the open market to fund certain stock-based employee benefit plans. All shares under this authorization were purchased in fiscal 1996 at an average price of $37.76 per share.


Applied Materials

Notes to Consolidated Financial Statements


11. Employee Benefit Plans

STOCK OPTIONS The Company grants options to key employees and non-employee directors to purchase shares of its common stock at the fair market value on the date of grant. Options generally vest over a four-year period. There were 6,277,000, 9,454,000 and 7,310,000 shares available for grant at the end of fiscal 1996, 1995 and 1994, respectively. Stock option activity was as follows:


                                        1996           1995           1994
--------------------------------------------------------------------------------
(In thousands, except per share data)
Outstanding, beginning of year          13,969           11,538         10,926
Granted                                  8,447            5,808          4,582
Exercised                               (1,537)          (3,049)        (3,522)
Canceled                                (5,597)            (328)          (448)
--------------------------------------------------------------------------------
Outstanding, end of year                15,282           13,969         11,538
--------------------------------------------------------------------------------
Exercisable, end of year                 4,792            3,846          3,744
--------------------------------------------------------------------------------
Consideration received for options
  exercised during the year
  (ranging from $2.41 to $26.19
  per share in 1996, $2.41 to $23.00
  per share in 1995 and $1.44 to
  $18.06 per share in 1994)           $ 10,564         $ 13,545       $ 12,556
--------------------------------------------------------------------------------
Aggregate purchase price of options
outstanding at the end of the year
(ranging from $2.41 to $52.50 per
share in 1996, $2.41 to $52.50 per
share in 1995 and $2.38 to $25.50
per share in 1994)                    $305,036         $294,585       $112,114
--------------------------------------------------------------------------------

During 1996, the Company canceled options to purchase 4,901,364 shares. The canceled options were originally granted between June 15, 1995 and May 21, 1996 at exercise prices ranging from $26.19 to $52.50 per share. New options to purchase 4,901,364 shares at exercise prices ranging from $23.87 to $28.50 per share were then granted. Executive officers of the Company were not permitted to cancel options.

At October 27, 1996, 21,559,000 common shares were reserved for issuance upon the exercise of outstanding stock options and shares available for future grants.

EMPLOYEE STOCK PURCHASE PLAN On December 1, 1995, the Company established an employee stock purchase plan. Under this plan, substantially all employees may purchase the Company's common stock through payroll deductions at a price equal to 85 percent of the lower of the fair market value as of the beginning or end of each six-month offering period. Stock purchases under this plan are limited to 10 percent of an employee's compensation, up to a maximum of $15,000, in any calendar year. During fiscal 1996, 385,673 shares were issued under this plan, and 3,614,327 shares were reserved for future issuance under the plan as of October 27, 1996.


Applied Materials

EMPLOYEE BONUS PLANS The Company has various employee bonus plans. A profit sharing plan provides for the distribution of a percentage of pretax profits to substantially all of the Company's employees, up to a maximum percentage of compensation. Another plan awards annual bonuses to the Company's executive staff based on the achievement of profitability and other specific performance criteria. The Company also has agreements with certain key technical employees that provide for additional compensation related to the success of new product development and achievement of specified profitability criteria. Charges to expense under these plans were $112,806,000, $55,805,000 and $31,166,000 in fiscal 1996, 1995 and 1994, respectively.

EMPLOYEE SAVINGS AND RETIREMENT PLAN The Employee Savings and Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Company contributions are invested in the Company's common stock and become 20 percent vested after an employee's third year of service, and fully vest after seven years of service. Expenses associated with this plan were $26,095,000, $14,837,000 and $6,417,000 for fiscal 1996, 1995 and 1994, respectively.

DEFINED BENEFIT PLANS OF FOREIGN SUBSIDIARIES Certain of the Company's foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited by the local statutory requirements of the countries in which the subsidiaries are located. Expenses under these plans were $6,709,000, $4,240,000 and $3,344,000, consisting principally of service cost, for fiscal 1996, 1995 and 1994, respectively. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at October 27, 1996 were $18,626,000, $32,097,000 and $6,703,000, respectively.

12. Income Taxes

Effective the beginning of fiscal 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of adopting SFAS 109 resulted in a one-time credit of $7,000,000, or $.04 per share, and is presented separately in the consolidated statement of operations.

U.S. income taxes have not been provided for approximately $41,000,000 of cumulative undistributed earnings of certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.


Applied Materials

Notes to Consolidated Financial Statements


The components of income from consolidated companies before taxes and cumulative effect of accounting change were as follows:


                                          1996           1995            1994
--------------------------------------------------------------------------------
(In thousands)

U.S.                                    $697,659       $584,804       $276,483
Foreign                                  224,777        113,739         58,014
--------------------------------------------------------------------------------
Income from consolidated companies
  before taxes and cumulative
  effect of accounting change           $922,436       $698,543       $334,497
--------------------------------------------------------------------------------

The components of the provision for income taxes were as follows:


                                          1996           1995            1994
--------------------------------------------------------------------------------
(In thousands)

Current:
  U.S.                                  $266,693       $243,576       $ 96,106
  Foreign                                 99,739         62,627         32,343
  State                                   39,122         37,378         17,083
--------------------------------------------------------------------------------
                                         405,554        343,581        145,532
--------------------------------------------------------------------------------
Deferred:
  U.S.                                   (70,382)       (90,264)       (21,672)
  Foreign                                 (6,289)        (4,179)        (4,555)
  State                                   (6,032)        (4,648)        (2,231)
--------------------------------------------------------------------------------
                                         (82,703)       (99,091)       (28,458)
--------------------------------------------------------------------------------
Provision for income taxes              $322,851       $244,490       $117,074*
--------------------------------------------------------------------------------

*Before cumulative effect of accounting change.


Applied Materials

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 35 percent as follows:


                                          1996           1995            1994
--------------------------------------------------------------------------------
(In thousands)
Tax provision at U.S. statutory rate      $322,851       $244,490       $117,074
Effect of foreign operations taxed
  at various rates                          18,261         16,457          7,480
State income taxes, net of federal
  benefit                                   21,509         21,274          9,654
Research tax credits                        (3,624)        (4,273)        (3,063)
FSC benefit                                (24,266)       (14,770)        (6,900)
Tax exempt interest                         (2,674)        (2,514)        (1,600)
Foreign tax credits                        (17,264)       (18,352)        (6,808)
Other                                        8,058          2,178          1,237
--------------------------------------------------------------------------------
Provision for income taxes                $322,851       $244,490       $117,074*
--------------------------------------------------------------------------------

* Before cumulative effect of accounting change.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax assets were as follows:


                                              1996              1995
--------------------------------------------------------------------------------
(In thousands)

Deferred income tax assets:
  Inventory reserves and basis difference     $ 58,576          $ 41,203
  Warranty and installation reserves            75,264            51,594
  Accrued liabilities                          113,323            85,152
  Other                                         34,423            20,939
Deferred income tax liabilities:
  Depreciation                                 (11,063)           (9,636)
  Other                                           (544)           (1,976)
--------------------------------------------------------------------------------
Net deferred income tax assets                $269,979          $187,276
--------------------------------------------------------------------------------


Applied Materials

Notes to Consolidated Financial Statements


13. Industry Segment and Foreign Operations

The Company operates exclusively in the semiconductor wafer fabrication equipment industry. The Company's selling and support services operations are its principal revenue-producing activities. For geographical reporting, revenues are attributed to the geographic location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly attributed. Corporate assets consist primarily of cash, cash equivalents and short-term investments. Corporate operating expenses consist primarily of general and administrative expenses not allocable to specific geographic regions.

During fiscal years 1996, 1995 and 1994, no sales to individual customers were greater than 10 percent of net sales.

                                                            Income from            Total
                                            Net Sales       Operations            Assets
-----------------------------------------------------------------------------------------
(In thousands)

1996:
   North America                            $1,270,359      $344,343           $1,566,000
   Europe                                      685,887       113,865              291,223
   Japan                                     1,008,597       288,853              614,805
   Korea                                       567,116       124,866              118,159
   Asia-Pacific                                612,858       189,092              180,571
   Corporate                                        --      (157,468)             867,229
-----------------------------------------------------------------------------------------
        Consolidated                        $4,144,817      $903,551           $3,637,987
-----------------------------------------------------------------------------------------
1995:
   North America                            $  988,709      $228,247           $1,226,231
   Europe                                      470,609       103,617              249,216
   Japan                                       790,773       150,893              574,914
   Korea                                       504,273       205,766               46,557
   Asia-Pacific                                307,517       120,002              183,290
   Corporate                                        --      (114,593)             685,171
-----------------------------------------------------------------------------------------
         Consolidated                       $3,061,881      $693,932           $2,965,379
-----------------------------------------------------------------------------------------
1994:
   North America                            $  611,670      $139,562           $  724,093
   Europe                                      292,189        77,956              121,822
   Japan                                       454,939        75,324              378,571
   Korea                                       192,260        57,374               30,996
   Asia-Pacific                                108,749        38,101               52,809
   Corporate                                        --       (49,080)             394,374
-----------------------------------------------------------------------------------------
         Consolidated                       $1,659,807      $339,237           $1,702,665
-----------------------------------------------------------------------------------------

Intercompany transfers of products from North America to other regions were $1,789,000,000, $1,267,077,000 and $538,442,000 in fiscal years 1996, 1995 and
1994, respectively, and from Europe were $122,000,000, $81,429,000 and $67,934,000 in 1996, 1995 and 1994, respectively. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. At October 27, 1996, net accounts receivable from customers located in North America were $116,016,000, while net accounts receivable from customers located in Europe, Japan, Korea and Asia-Pacific were $167,942,000, $383,047,000, $37,396,000 and $117,983,000, respectively.


Applied Materials

14.  Commitments and Contingencies

The Company leases certain of its facilities and equipment under noncancelable operating leases and has options to renew most leases, with rentals to be negotiated. The Company also leases certain office and general operating facilities in Santa Clara, California, under agreements that provide for monthly payments based on the London interbank offering rate (LIBOR). In accordance with these agreements, the Company must maintain compliance with covenants similar to those contained in its credit facilities. At the end of these leases, the Company has to acquire the properties at their original cost or arrange for these properties to be acquired. The Company is contingently liable under 85 percent first-loss clauses for up to approximately $53,000,000 at October 27, 1996. Management believes that these contingent liabilities should not have a material adverse effect on the Company's financial condition or results of operations.

Total rent expense in fiscal 1996, 1995 and 1994 was $66,227,000, $41,672,000 and $28,083,000, respectively. Aggregate minimum future rental commitments are:

--------------------------------------------------------------------------------
(In thousands)

1997                                          $40,892
1998                                          $30,197
1999                                          $22,839
2000                                          $16,185
2001                                          $11,697
Thereafter                                    $66,757
--------------------------------------------------------------------------------

Trade notes and accounts receivable from certain Japanese customers are sold with recourse and at a discount to financial institutions. As of October 27, 1996, $161,325,000 of such receivables were outstanding.

The Company is the plaintiff in two patent infringement lawsuits against another company. The defendant has filed a counterclaim in one of these lawsuits and has other claims against the Company in three other patent infringement lawsuits. The Company has also filed a declaratory judgment action against the aforementioned company which has been consolidated with one of the three suits. Trials have been successfully completed in the two lawsuits initiated by the Company, in which the Court found certain of the Company's patents to be valid and infringed. The Company has also obtained summary judgment in its favor dismissing the first of the three other suits. In the second of such suits, the Company has obtained partial rulings in its favor, though additional proceedings are ongoing. The third suit is continuing through pre-trial discovery. The Company has also initiated another patent infringement suit on these patents against another company. An appeal of the Company's first successful trial has been decided in the Company's favor, resulting in the accused infringer's products being permanently enjoined from sale in the United States. An appeal from the Company's second successful trial is still pending. The Company has recently agreed to stay these litigation proceedings to engage in negotiations with said company. The Company is also involved in two lawsuits including multiple claims and counterclaims for patent infringement with a third company. Discovery is complete d in the first and is commencing in the second, with trials scheduled for March 1997 and August 1997, respectively. Finally, the Company is named as a defendant in a lawsuit in which the plaintiff alleges the Company infringes five patents. This lawsuit is proceeding through active discovery, and a trial date has been set for January 21, 1997. The Company is also named as a defendant in other litigation arising in the normal course of business. Also in the normal course of business, the Company from time to time receives and makes inquiries with regard to possible patent infringement. Management believes it has meritorious defenses and intends to vigorously pursue these matters.


Applied Materials

Notes to Consolidated Financial Statements

15.  Subsequent Event

On November 18, 1996, the Company notified its unsecured senior noteholders of its intention to repay the notes prior to their scheduled maturities, as provided under the terms of the agreement. The noteholders received approximately $56,000,000, representing principal, accrued interest and prepayment charges, on December 19, 1996.

16.  Unaudited Subsequent Event

On November 24, 1996, the Company announced that it entered into an agreement to acquire Opal, Inc., a supplier of CD-SEM (critical dimension scanning electron microscope) systems for use in semiconductor manufacturing, for approximately $175,000,000. The Company will tender an offer for any and all outstanding shares of Opal's common stock at $18.50 per share net to the seller in cash. Opal's revenues for the 12-month period ended September 30, 1996 were $62,000,000.

On the same day, the Company also announced that it entered into an agreement to acquire Orbot Instruments, Ltd., a supplier of wafer and reticle inspection systems for use in the production of semiconductors, for approximately $110,000,000 in cash. Orbot's revenues for the 12-month period ended September 30, 1996 were $36,000,000.

These two acquisitions would mark the Company's entry into the metrology and inspection semiconductor equipment market. Each acquisition has been approved by the boards of directors of the respective companies, and both transactions are expected to be completed during the Company's first fiscal quarter of 1997 ending January 26, 1997.

17.  Unaudited Quarterly Consolidated Financial Data

                                                       Quarter
                            -------------------------------------------------------     Fiscal
                               First            Second         Third        Fourth       Year
--------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
1996:
  Net sales                 $1,040,580       $1,127,855     $1,115,424     $860,958     $4,144,817
  Gross margin              $  496,800       $  541,291     $  531,976     $379,672     $1,949,739
  Net income*               $  171,626       $  185,821     $  169,066     $ 73,072     $  599,585
  Earnings per share        $      .93       $     1.01     $      .92     $    .40     $     3.27
--------------------------------------------------------------------------------------------------

*   Included in the fourth quarter is a pre-tax restructuring charge of $25,100.

                                                       Quarter
                            -------------------------------------------------------     Fiscal
                               First            Second         Third        Fourth       Year
--------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
1995:
   Net sales                 $506,108          $675,439       $897,684      $982,650    $3,061,881
   Gross margin              $238,012          $305,010       $408,428      $458,398    $1,409,848
   Net income                $ 65,808          $ 93,635       $139,212      $155,398    $  454,053
   Earnings per share        $    .38          $    .54       $    .78      $    .84    $     2.56
--------------------------------------------------------------------------------------------------


Applied Materials

Report of Independent Accountants


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF APPLIED MATERIALS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries at October 27, 1996 and October 29, 1995 and the results of their operations and their cash flows for each of the three years in the period ended October 27, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective November 1, 1993.

/s/ Price Waterhouse LLP

San Jose, California
November 20, 1996

STOCKHOLDERS' INFORMATION

LEGAL COUNSEL

Orrick, Herrington & Sutcliffe
San Francisco, California

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, California

Number of Registered  Stockholders: 3,770

STOCK LISTING

Applied Materials, Inc. is traded on the Nasdaq National Market, Nasdaq Symbol:AMAT

TRANSFER AGENT

Harris Trust Company of California Los Angeles, California

FORM 10-K

A copy of Applied Materials' Annual Report on Form 10-K, filed with the Securities and Exchange Commission, contains additional information relating to the Company, and is available without charge. We welcome questions from potential and existing stockholders.

PLEASE CONTACT:

Investor Relations
Applied Materials, Inc.
3050 Bowers Avenue
Santa Clara, California 95054-3299
(800) 882-0373


STOCK PRICE HISTORY

Fiscal Year                      1996                        1995
--------------------------------------------------------------------------
                            High       Low           High           Low
First quarter              55 3/8      31 3/8       26 1/4         19 1/2
Second quarter             44 1/8      32           30 13/16       19 1/4
Third quarter              40 1/2      22 1/2       53 11/16       30 1/16
Fourth quarter             29 3/4      23           59 1/8         45 3/8
--------------------------------------------------------------------------

The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq National Market during the last two years.


Applied Materials

                         APPENDIX TO 1996 ANNUAL REPORT
                              DESCRIPTION OF GRAPHS

         In this Appendix, the following descriptions of certain graphs in the Company's 1996 Annual Report that are omitted from the EDGAR version are more specific with respect to the actual numbers, amounts and percentages than is determinable from the graphs themselves. The Company submits such more specific descriptions only for the purpose of complying with the requirements for transmitting this Annual Report on Form 10-K electronically via EDGAR; such more specific descriptions are not intended in any way to provide information that is additional to the information otherwise provided in the Annual Report.

Page Number 26
Graph Title:  REVENUE PER EMPLOYEE
             (Dollars in thousands)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing thousands of dollars. Revenue per employee is $363, $291, $255, $228, and $192 thousand for 1996, 1995, 1994, 1993, and 1992, respectively.

Page Number 26
Graph Title:  RETURN ON ASSETS
              (Dollars in millions)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing percent. Return on assets is 18%, 19%, 16%, 11% and 11% for 1996, 1995, 1994, 1993 and 1992, respectively.

Page Number 26
Graph Title:   DEBT TO EQUITY RATIO
               (Percent)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing percent. Debt to equity ratio is 14%, 17%, 22%, 22%, and 24%, for 1996, 1995, 1994, 1993, and 1992, respectively.

Page Number 27
Graph Title:  SALES BY GEOGRAPHIC REGION
              (Dollars in millions)

Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing dollars in millions. Each bar is split by North America, Japan, Europe, Korea, and Asia-Pacific. The following table lists the amount of net sales by geographic region in millions of dollars:

SALES BY GEOGRAPHIC REGION                    1992        1993         1994         1995         1996
                                              ----        ----         ----         ----         ----
North America                               $296.7        $406.0      $611.7       $988.7     $1,270.4
Japan                                        227.3         269.6       455.0        790.8      1,008.6
Europe                                       136.1         218.7       292.1        470.6        685.9
Korea                                         46.7         105.4       192.2        504.2        567.1
Asia-Pacific                                  44.6          80.3       108.8        307.5        612.8
                                              ----          ----       -----        -----        -----
Total                                       $751.4      $1,080.0    $1,659.8     $3,061.8     $4,144.8
                                            ======      ========    ========     ========     ========

Page Number 28
Graph Title:  R D & E  EXPENSES
              (Dollars in millions)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1996 Annual Report in the Selected Consolidated Financial Data Table on the Research, development and engineering line item.

Page Number 28
Graph Title:  WORKING CAPITAL
             (Dollars in millions)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992, and vertical axis containing dollars in millions. Data contained in the graph is located on page 26 of the 1996 Annual Report in the Selected Consolidated Financial Data Table on the Working capital line item.

Page Number 29
Graph Title:  CAPITAL EXPENDITURES
              (Dollars in millions)
Bar graph with horizontal axis containing years 1996, 1995, 1994, 1993, and 1992 and vertical axis containing dollars in millions. Capital expenditures are split by Land, Buildings and Improvements and Other. Land, Buildings and Improvements are $227, $118, $107, $49, and $33 million for 1996, 1995, 1994, 1993, and 1992, respectively. Other is $225, $148, $73, $46, and $28 million for 1996, 1995, 1994, 1993, and 1992, respectively.