Form 10-K, Exhibit 13
period 1997-10-26
APPLIED MATERIALS INC /DE
filed 1998-01-23
CIK 6951

SELECTED CONSOLIDATED FINANCIAL DATA


fiscal year ended*                                    1997         1996         1995         1994        1993
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   ----------   ----------   ----------   ----------   ----------
Net sales                                          $4,074,275   $4,144,817   $3,061,881   $1,659,807   $1,080,047
Gross margin                                       $1,900,925   $1,949,739   $1,409,848   $  768,295   $  475,684
  (% of net sales)                                       46.7         47.0         46.0         46.3         44.0
Research, development and engineering              $  567,612   $  481,394   $  329,676   $  189,126   $  140,161
  (% of net sales)                                       13.9         11.6         10.8         11.4         13.0
Marketing, selling and administrative              $  566,595   $  539,694   $  386,240   $  239,932   $  174,529
  (% of net sales)                                       13.9         13.0         12.6         14.4         16.2
Income from consolidated companies
  before taxes and cumulative effect
  of accounting change**                           $  798,921   $  922,436   $  698,543   $  334,497   $  153,558
  (% of net sales)                                       19.6         22.3         22.8         20.2         14.2
Effective tax rate (%)***                                37.6         35.0         35.0         35.0         33.0
Net income                                         $  498,474   $  599,585   $  454,053   $  220,696   $   99,695
Earnings per share****                             $     1.32   $     1.63   $     1.28   $     0.65   $     0.30
Average common shares and
  equivalents****                                     377,838      367,214      354,696      340,084      329,176
Order backlog                                      $1,721,711   $1,422,800   $1,508,800   $  715,200   $  365,800
Working capital                                    $2,368,269   $1,757,842   $1,449,882   $  734,104   $  395,388
Current ratio                                             2.7          2.9          2.7          2.5          2.0
Long-term debt                                     $  623,090   $  275,485   $  279,807   $  209,114   $  121,076
Stockholders' equity                               $2,942,171   $2,370,425   $1,783,503   $  966,264   $  598,762
Book value per share****                           $     8.01   $     6.58   $     4.97   $     2.87   $     1.86
Total assets                                       $5,070,766   $3,637,987   $2,965,379   $1,702,665   $1,120,152
Capital expenditures, net                          $  339,364   $  452,535   $  265,557   $  180,440   $   95,351
Regular full-time employees                            13,924       11,403       10,537        6,497        4,739

   * THE FISCAL YEAR ENDS ON THE LAST SUNDAY IN OCTOBER OF EACH YEAR. THE FISCAL YEAR ENDS FOR THE PERIODS PRESENTED ARE: OCTOBER 26, 1997, OCTOBER 27, 1996, OCTOBER 29, 1995, OCTOBER 30, 1994 AND OCTOBER 31, 1993.

  ** FISCAL 1997 INCLUDES BAD DEBT EXPENSE OF $16,318, ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE OF $59,500 AND INCOME FROM LITIGATION SETTLEMENTS OF $69,000. FISCAL 1996 INCLUDES A RESTRUCTURING CHARGE OF $25,100.

 *** THE FISCAL 1997 TAX RATE IS HIGHER THAN THE EXPECTED RATE OF 35 PERCENT DUE TO THE NON-DEDUCTIBLE NATURE OF ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE OF $59,500.

**** RETROACTIVELY RESTATED TO REFLECT A TWO-FOR-ONE STOCK SPLIT IN THE FORM OF A 100 PERCENT STOCK DIVIDEND, EFFECTIVE OCTOBER 13, 1997.


[GRAPH]


STOCKHOLDERS' EQUITY
   (in millions)
1993......  599
1994......  966
1995......1,784
1996......2,370
1997......2,942



RETURN ON ASSETS
  (percent)

1993.......10.1
1994.......15.6
1995.......19.4
1996.......18.2
1997.......11.4

DEBT TO CAPITAL RATIO
    (percent)

1993.......22.1
1994.......21.7
1995.......16.9
1996.......13.7
1997.......19.0


24     APPLIED MATERIALS

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

STOCK SPLIT

All share and per share amounts have been retroactively restated to reflect a two-for-one stock split in the form of a 100 percent stock dividend, effective October 13, 1997.

ACQUISITIONS

During fiscal 1997, the Company acquired Opal, Inc. (Opal) and Orbot Instruments, Ltd. (Orbot) in separate transactions for approximately $292.5 million, consisting primarily of cash. Opal is a supplier of CD-SEM (critical dimension scanning electron microscope) systems for use in semiconductor manufacturing. Orbot supplies wafer and reticle inspection systems for use in the production of semiconductors. The acquisitions were completed by the early part of January 1997, and have been accounted for using the purchase method of accounting; accordingly, the Company's consolidated results of operations include the operating results of Opal and Orbot subsequent to the acquisition dates.

In connection with the acquisitions, the Company incurred a $59.5 million non-tax deductible charge for acquired in-process research and development. With the exception of this charge, the Company's results of operations for the year ended October 26, 1997 were not materially affected by the acquisitions. As of October 26, 1997, the Company had approximately $199.6 million of net intangible assets (see Note 3 of Notes to Consolidated Financial Statements) and $38.6 million of deferred tax liabilities that resulted from the acquisitions. With the exception of these items, the Company's financial condition as of October 26, 1997 has not been materially affected by the acquisitions.

The Company's pro forma net sales, income from operations, net income and earnings per share for the fiscal years ended October 26, 1997 and October 27, 1996, assuming the acquisitions occurred at the beginning of such fiscal years, would not have been materially different from the actual amounts reported for such periods.

RESULTS OF OPERATIONS

During 1996, the semiconductor industry experienced a slowdown as a result of excess production capacity and sharply decreasing device prices within the DRAM market segment. This slowdown caused semiconductor manufacturers to reduce and delay their investment in manufacturing equipment, thus negatively impacting the Company's results of operations in the second half of fiscal 1996 and first half of fiscal 1997. Industry conditions began to improve during the third fiscal quarter of 1997, and the Company was able to achieve record levels of quarterly new orders and net sales in the fourth fiscal quarter of 1997, driven by strengthening demand for leading-edge capability from logic and microprocessor device manufacturers, foundry capacity investments by customers primarily located in Taiwan, and selected strategic investments in 0.25 micron technology by DRAM manufacturers.

The Company's net sales in fiscal 1997 were relatively flat in comparison to fiscal 1996 net sales, as each fiscal year included two quarters of strong demand and two quarters that reflected the semiconductor industry slowdown. The continuing demand for the Company's advanced equipment reflects the semiconductor industry's need for the technical capability to fabricate advanced device structures and the continued investment in systems capable of performing processes required for smaller device geometries. Sales increased by 35.4 percent in fiscal 1996 compared to fiscal 1995, due primarily to stronger overall demand for the Company's advanced equipment.


                                                          APPLIED MATERIALS   25

MANAGEMENT'S DISCUSSION AND ANALYSIS




Information with respect to net sales by geographic region is as follows:

                                     1997                  1996                     1995
(DOLLARS IN THOUSANDS)         $           %           $           %           $          %
                           -------------------     -------------------     -------------------
North America*             1,500,926      36.8     1,270,359      30.7       988,709      32.3
Europe                       600,227      14.7       685,887      16.5       470,609      15.4
Japan                        749,706      18.4     1,008,597      24.3       790,773      25.8
Korea                        333,380       8.2       567,116      13.7       504,273      16.5
Taiwan                       696,312      17.1       406,143       9.8       230,832       7.5
Asia-Pacific                 193,724       4.8       206,715       5.0        76,685       2.5
                           ---------     -----     ---------     -----     ---------     -----
                           4,074,275     100.0     4,144,817     100.0     3,061,881     100.0
                           =========     =====     =========     =====     =========     =====

*PRIMARILY THE UNITED STATES

Gross margin as a percentage of net sales was 46.7 percent in fiscal 1997, compared to 47.0 percent in fiscal 1996 and 46.0 percent in fiscal 1995. The Company experienced rapid growth in fiscal 1995 and significantly ramped manufacturing capacity in response to strengthening customer demand. This steep ramp resulted in manufacturing inefficiencies in fiscal 1995, but allowed the Company to improve its gross margin in the first half of fiscal 1996 as business volume continued to increase and sufficient capacity was available to meet customer demand. During the second half of fiscal 1996, the Company's gross margin decreased as demand for semiconductor manufacturing equipment weakened. In the first half of fiscal 1997, the continuing slowdown in the semiconductor industry placed increasing downward pressure on the Company's gross margin; however, the effect was minimized as a result of improved manufacturing efficiencies, reduced cycle times and material cost reductions. In the second half of fiscal 1997, this emphasis on manufacturing improvements continued and the Company's gross margin improved significantly as business volume increased and the Company was in a position to quickly ramp its manufacturing capacity to meet the increased demand.

The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in the products and services it provides. Applied Materials believes it is critical to continue to make substantial investments in research and development to ensure the flow of innovative, productive, high-quality products and support services. Research, development and engineering expenses increased to 13.9 percent of net sales in fiscal 1997, from 11.6 percent in fiscal 1996 and 10.8 percent in fiscal 1995. This considerable investment reflects the Company's commitment to total product excellence and leading-edge technology. The increase in fiscal 1997 spending was primarily for the development of 300mm products and systems for 0.25 micron and below production. In fiscal 1997, the Company introduced several advanced new products, including: the DxZ(TM)Optima(TM), which offers a new high-throughput platform for CVD (chemical






SALES BY GEOGRAPHIC REGION
      (in millions)

        [GRAPH]

                              1995             1996            1997
                            --------        ---------       ---------
North America               $  988.7         $1,270.4        $1,501.0
Europe                         470.6            685.9           600.2
Japan                          790.8          1,008.6           749.7
Korea                          504.3            567.1           333.4
Taiwan                         230.8            406.1           696.3
Asia-Pacific                    76.7            206.7           193.7
                             -------          --------        -------
TOTAL                        3,061.9          4,144.8         4,074.3
                             =======          =======         =======



      RD&E EXPENSES
      (in millions)

1995..........330
1996..........481
1997..........568




26   APPLIED MATERIALS

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



vapor deposition) applications; the high volume Silicon Etch MxP(R) Centura(R), which offers important advantages in system throughput, yield and cost of ownership; the Ultima HDP-CVD(TM) (high density plasma CVD) Centura(R) for advanced, high-speed 0.25 micron devices; the Endura(R) HP Liner/Barrier systems for depositing critical titanium and titanium nitride films in 0.25 micron devices; the High Temperature Silicon Nitride Centura(R), which uses single-wafer technology for depositing high temperature films; the Dielectric Etch IPS(TM) Centura(R), which is the industry's most advanced oxide etcher for
0.25 micron and below devices; and the Metal Etch DPS(TM) (decoupled plasma source) R1 Centura(R), which provides higher production-proven throughput and overall productivity than any other metal etch system available. The Company also introduced numerous process and technology advancements to existing products during 1997. The success of these new and enhanced products in the market has yet to be determined (see "Trends, Risks and Uncertainties").

Marketing, selling and administrative expenses as a percentage of net sales increased to 13.9 percent in fiscal 1997, from 13.0 percent in fiscal 1996 and
12.6 percent in fiscal 1995. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets and to increase the awareness of new products and services. Administrative expenses have increased during each of the last three fiscal years to support the Company's revenue and headcount levels, to improve information technology capability and to protect the Company's intellectual property rights.

During fiscal 1997, the Company determined that its outstanding accounts receivable balance from Thailand-based Submicron Technology PCL (SMT) might not be collectible. Therefore, the Company repossessed systems previously sold to SMT and recorded $16.3 million of bad debt expense.

Fiscal 1996 results of operations include a restructuring charge of $25.1 million in connection with an alignment of the Company's employment levels and facilities with the expected size of its future operations. During the early signs of the semiconductor industry slowdown, the Company reduced its workforce by approximately 800 employees and developed plans to consolidate certain facilities. The restructuring charge consisted of $19.3 million for costs associated with the workforce reduction, and $5.8 million for the consolidation of facilities (see Note 8 of Notes to Consolidated Financial Statements).

During fiscal 1997, the Company settled certain outstanding litigation with Novellus Systems, Inc. (Novellus) and General Signal Corporation (GSC). In connection with the Novellus settlement, the Company received $80 million in damages for past patent infringement, and will receive ongoing royalties for certain system shipments subsequent to the date of the settlement. In connection with the GSC settlement, the Company paid $11 million and acquired ownership from GSC of five patents regarding "cluster tool" architecture, which had originally belonged to Drytek Systems.

Interest expense was $20.7 million in fiscal 1997 and 1996, and $21.4 million in fiscal 1995. The Company's outstanding weighted average interest-bearing obligations and interest rates did not change significantly during any period presented; therefore, there were no significant changes in interest expense from period to period.

Interest income in fiscal 1997 was $59.7 million, compared to $39.6 million and $26.0 million in fiscal 1996 and 1995, respectively. The increases from year to year can be attributed primarily to higher average cash and investment balances.

Applied Materials' effective income tax rate was 37.6 percent in fiscal 1997. This rate is higher than the expected rate of 35 percent due to the non-deductible nature of the $59.5 million charge for acquired in-process research and development. The Company's effective income tax rate in fiscal 1996 and 1995 was 35 percent. In fiscal 1998, the Company's effective income tax rate is expected to be 35 percent.

Subsequent to the end of fiscal 1997, the Company settled all outstanding litigation with ASM International N.V. (ASM). As a result of this settlement, the Company received a convertible note for $80 million, against which a payment of $15 million was received in early November. ASM is also required to pay ongoing royalties for



                                                          APPLIED MATERIALS   27

MANAGEMENT'S DISCUSSION AND ANALYSIS



certain system shipments subsequent to the date of the settlement. The Company's results of operations for the first fiscal quarter of 1998 will include $80 million of pre-tax non-operating income associated with this settlement, consisting of the $15 million of cash and the unpaid balance of the note.

On November 12, 1997, the Company announced that it agreed to make a one-time payment of $30 million to Trikon Technologies, Inc. for a non-exclusive, worldwide, perpetual license of MORI(TM) plasma source and Forcefill(TM) deposition technology. In the first fiscal quarter of 1998, the Company will recognize pre-tax acquired in-process research and development expense of approximately $32 million, including transaction costs, in connection with this transaction.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which the Company is required to adopt in the first fiscal quarter of 1998. Under the provisions of SFAS 128, primary earnings per share will be replaced by basic earnings per share and the dilutive effect of stock options will be excluded from the calculation. Upon adoption of SFAS 128, the Company's basic earnings per share for the years ended October 26, 1997, October 27, 1996 and October 29, 1995 are expected to be $1.37, $1.67 and $1.32, respectively. For companies with potentially dilutive securities such as outstanding stock options, fully diluted earnings per share will be replaced with diluted earnings per share. Diluted earnings per share amounts are not expected to differ from the primary earnings per share amounts currently reported by the Company.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997. The Company will be required to comply with the provisions of these statements in fiscal 1999. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong, with a ratio of current assets to current liabilities of 2.7:1 at October 26, 1997, compared to 2.9:1 at October 27, 1996. As of October 26, 1997, the Company had $1,543.0 million in cash, cash equivalents and short-term investments, compared to $1,037.6 million at October 27, 1996.

The Company generated $701.7 million of cash from operations in fiscal 1997, compared to $692.0 million and $142.7 million in fiscal 1996 and 1995, respectively. Fiscal 1997 net income (plus non-cash charges for bad debt expense, acquired in-process research and development, depreciation and amortization) of $793.7 million and increases of $352.5 million and $137.6 million in accounts payable and accrued expenses and income taxes payable, respectively, were partially offset by increases in deferred taxes, accounts receivable and inventories of $52.5 million, $332.0 million and $171.2 million, respectively. Accounts receivable and inventories increased primarily as a result of increased business volume in the second half of fiscal 1997.

The Company used $1,046.9 million for investing activities in fiscal 1997, compared to $602.8 and $487.0 million in fiscal 1996 and 1995, respectively. Cash used for investing activities in fiscal 1997 was primarily for the acquisitions of Opal and Orbot, capital expenditures to support the Company's growth, and net purchases of short-term investments. Cash used for investing activities in fiscal 1996 and 1995 was for capital expenditures and net purchases of short-term investments.

The Company generated $390.7 million from financing activities in fiscal 1997, compared to $30.4 and $472.9 million in fiscal 1996 and 1995, respectively. The primary source of cash from financing activities in fiscal 1997 was the issuance of $400 million of senior notes payable for general corporate purposes, including



28   APPLIED MATERIALS

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



capital expenditures and working capital needs. The main use of cash in fiscal 1997 was for stock repurchases and the early retirement of certain long-term debt. During fiscal 1997, the Company repurchased 2,654,000 shares of its common stock in the open market at an average price of $29.46 per share, for a total cash outlay of $78.2 million. In fiscal 1996, the Company repurchased 2,370,000 shares at an average price of $15.63 per share, for a total cash outlay of $37.1 million. In March 1996, the Board of Directors authorized the Company to repurchase up to 5,000,000 shares of its common stock in the open market through February 1999 in order to reduce the dilution from the Company's stock-based employee benefit and incentive plans. In December 1997, the Board of Directors rescinded the limitation of the number of shares and extended the authorization to March 2001. The primary sources of cash from financing activities in fiscal 1995 were the issuance of $370.4 million of common stock and $73 million of medium-term notes.

At October 26, 1997, the Company's principal sources of liquidity consisted of $1,543.0 million of cash, cash equivalents and short-term investments, and $308.4 million of available credit facilities. The Company has a $240 million revolving line of credit agreement which expires in February 2000; no amount was outstanding under this agreement at the end of any fiscal year presented. In addition to cash and available credit facilities, the Company may from time to time raise additional capital in the debt and equity markets. During fiscal 1997, two rating agencies upgraded the Company's debt rating to BBB+ and A3, respectively. The Company's liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and borrowing capability, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.

Significant facility improvement and expansion projects are underway in the United States to ensure that sufficient capacity is available to meet customer needs. In Santa Clara, California, the Company is converting an existing building to a dedicated 300mm development and applications center, and is constructing another applications laboratory facility at an expected combined cost of approximately $430 million over the next two fiscal years. Also, in July 1997, the Company announced its plans to double the size of its manufacturing facilities in Austin, Texas by the middle of fiscal 1998. Capital expenditures are expected to be approximately $750 million in fiscal 1998. This amount includes funds for the continuation and completion of aforementioned and other facilities expansion and investments in demonstration and test equipment, information systems and other capital equipment.

TRENDS, RISKS AND UNCERTAINTIES

The semiconductor industry has historically been cyclical and subject to sudden and sharp changes in supply and demand. The timing, length and severity of these cycles are difficult to predict, and each cycle presents

CAPITAL EXPENDITURES, NET
     (in millions)

        [GRAPH]

                                        1995         1996         1997
                                      --------     --------     --------
Land, Building, and Improvements         118          226          158
Other                                    148          227          181
                                         ---          ---          ---
Total                                    266          453          339
                                         ===          ===          ===



   WORKING CAPITAL
    (in millions)

1995.........1,450
1996.........1,758
1997.........2,368



                                                          APPLIED MATERIALS   29

MANAGEMENT'S DISCUSSION AND ANALYSIS



unique challenges. During periods of reduced and declining demand, the Company must be able to quickly align its cost structure with the expected size of its future operating levels, and motivate and retain key employees. During periods of rapid growth, the Company must be able to acquire and/or develop sufficient manufacturing capacity to meet customer demand and hire and assimilate an adequate number of qualified people.

The Company's backlog was approximately $1.7 billion as of October 26, 1997, compared to approximately $1.4 billion as of October 27, 1996. The Company schedules production of its systems based upon order backlog and customer commitments. Backlog includes only orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Due to possible customer changes in delivery schedules and cancellation of orders, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period could adversely affect the Company's results of operations.

The Company sells systems and provides services to customers located throughout the world. Managing global operations and sites located throughout the world presents challenges associated with cultural diversities and organizational alignment. Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period. Although international markets provide the Company with significant growth opportunities, periodic economic downturns, trade balance issues, political instability and fluctuations in interest and foreign currency exchange rates are all risks that could affect global product and service demand. Many Pacific Rim countries are currently experiencing banking and currency difficulties that could lead to economic recession in those countries. Specifically, the decline in value of the Korean currency, together with difficulties obtaining credit, could result in a decline in the purchasing power of the Company's Korean customers. This in turn could result in the cancellation or delay of orders for the Company's products from Korean customers, thus adversely affecting the Company's results of operations. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed. The Company actively manages its exposure to changes in foreign currency exchange rates, but there can be no assurance that future changes in foreign currency exchange rates will not have a material effect on its results of operations or financial condition.

The Company's new order levels in recent quarters have included a significant amount of strategic investments by DRAM manufacturers. The DRAM market is still characterized by excess capacity and low device prices. If DRAM customers decrease strategic investments in manufacturing equipment, the Company's results of operations could be adversely affected.

The Company operates in a highly competitive industry characterized by increasingly rapid technological changes. The Company's competitive advantage and future success are therefore dependent on its ability to develop new products (including those for 300mm technology and 0.25 micron and below production), to qualify these new products with its customers, to successfully introduce these products to the marketplace on a timely basis, to commence production to meet customer demands and to develop new markets in the semiconductor industry for its products and services. The successful introduction of new technology and products is increasingly complex. If the Company is unable, for whatever reason, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, its results of operations could be adversely impacted.

The Company is currently involved in litigation regarding patent infringement, intellectual property rights, antitrust and other matters (see Note 13 of Notes to Consolidated Financial Statements) and could become involved in additional litigation in the future. There can be no assurance about the outcome of current or future litigation or patent infringement inquiries.

The Company completed acquisitions of Opal and Orbot in fiscal 1997. These acquisitions marked the Company's entrance into the metrology and inspection semiconductor manufacturing equipment markets. To date, the Company's results of operations have not been materially affected as a result of the acquisitions, except for



30   APPLIED MATERIALS

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



a one-time charge for acquired in-process research and development. However, the Company expects the acquired companies to contribute significantly to its results of operations in the future. If the Company is not able to successfully integrate the operations of these newly acquired companies or expand their customer bases, the Company's expectations for its future results of operations may not be met. Also, to the extent that there is an impairment, for whatever reason, in the value of intangible assets recorded in connection with the acquisitions, the Company's results of operations could be adversely affected.

The Company has commenced, for all of its information systems, a year 2000 date conversion project to address all necessary code changes, testing and implementation. The "Year 2000 Computer Problem" creates risk for the Company from unforeseen problems in its own computer systems and from third parties with whom the Company deals on financial transactions worldwide. Such failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business, and especially to process and account for the transfer of funds electronically. Management has not yet assessed the year 2000 compliance expense and related potential effect on the Company's earnings.

When used in this Annual Report, including this Management's Discussion and Analysis, the words "anticipate," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those discussed above. The Company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

MARKET RISK DISCLOSURE

INTEREST RATE RISK As of October 26, 1997, the Company's investment portfolio includes fixed-income securities of $1.3 billion. These securities are subject to interest rate risk, and will decline in value if interest rates increase. Due to the short duration of the Company's investment portfolio, an immediate 10 percent increase in interest rates would not have a material effect on the Company's financial condition.

The Company's long-term debt bears interest at fixed rates; therefore, the Company's results of operations would only be affected by interest rate changes to the extent that variable rate short-term notes payable are outstanding. Due to the short-term nature and insignificant amount of the Company's notes payable, an immediate 10 percent change in interest rates would not have a material effect on the Company's results of operations over the next fiscal year.

FOREIGN CURRENCY EXCHANGE RATE RISK The Company enters into derivative financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Forward exchange contracts are denominated in the same currency as the underlying transaction (primarily Japanese yen and British pounds), and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. As of October 26, 1997, the majority of the Company's outstanding forward exchange contracts are marked to market (see Note 2 of Notes to Consolidated Financial Statements), as are the underlying transactions being hedged; therefore, the impact of exchange rate changes on the forward contracts will be substantially offset by the impact of such changes on the underlying transactions. The effect of an immediate 10 percent change in exchange rates on the forward exchange contracts and the underlying hedged positions denominated in Japanese yen and British pounds would not be material to the Company's financial condition or results of operations. The Company's downside risk with respect to currency option contracts (Japanese yen and British pounds) is limited to the premium paid for the right to exercise the option. Premiums paid for options outstanding as of October 26, 1997 were not material.




                                                          APPLIED MATERIALS   31

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEAR ENDED                                 1997         1996         1995
                                               ----------   ----------   ----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales                                      $4,074,275   $4,144,817   $3,061,881
Cost of products sold                           2,173,350    2,195,078    1,652,033
                                               ----------   ----------   ----------
Gross margin                                    1,900,925    1,949,739    1,409,848
Operating expenses:
    Research, development
      and engineering                             567,612      481,394      329,676
    Marketing and selling                         314,381      313,631      223,296
    General and administrative                    252,214      226,063      162,944
    Bad debt expense                               16,318           --           --
    Acquired in-process research
      and development                              59,500           --           --
    Restructuring                                      --       25,100           --
                                               ----------   ----------   ----------
Income from operations                            690,900      903,551      693,932
Income from litigation settlements, net            69,000           --           --
Interest expense                                   20,705       20,733       21,401
Interest income                                    59,726       39,618       26,012
                                               ----------   ----------   ----------
Income from consolidated companies
    before taxes                                  798,921      922,436      698,543
Provision for income taxes                        300,447      322,851      244,490
                                               ----------   ----------   ----------
Income from consolidated companies                498,474      599,585      454,053
Equity in net income/(loss) of joint venture           --           --           --
                                               ----------   ----------   ----------
Net income                                     $  498,474   $  599,585   $  454,053
                                               ----------   ----------   ----------
Earnings per share                             $     1.32   $     1.63   $     1.28
                                               ----------   ----------   ----------
Average common shares and equivalents             377,838      367,214      354,696
                                               ==========   ==========   ==========


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.



32   APPLIED MATERIALS

                                                    CONSOLIDATED BALANCE SHEETS



fiscal year end                                           1997          1996
                                                     -----------    -----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ASSETS

Current assets:
    Cash and cash equivalents                        $   448,043    $   403,888
    Short-term investments                             1,094,912        633,744
    Accounts receivable, less allowance for
      doubtful accounts of $5,578 and $4,169           1,110,885        822,384
    Inventories                                          686,451        478,552
    Deferred income taxes                                324,568        281,586
    Other current assets                                 105,498         72,915
                                                     -----------    -----------
Total current assets                                   3,770,357      2,693,069
Property, plant and equipment, net of
    accumulated depreciation                           1,066,053        919,038
Other assets                                             234,356         25,880
                                                     -----------    -----------
Total assets                                         $ 5,070,766    $ 3,637,987
                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable                                    $    55,943    $    77,522
    Current portion of long-term debt                     10,563         22,640
    Accounts payable and accrued expenses              1,157,808        791,897
    Income taxes payable                                 177,774         43,168
                                                     -----------    -----------
Total current liabilities                              1,402,088        935,227
Long-term debt                                           623,090        275,485
Deferred income taxes                                     47,177         11,607
Other liabilities                                         56,240         45,243
                                                     -----------    -----------
Total liabilities                                      2,128,595      1,267,562
                                                     -----------    -----------
Commitments and contingencies                                 --             --
Stockholders' equity:
    Preferred stock; $.01 par value per share;
      1,000 shares authorized; no shares issued               --             --
    Common stock; $.01 par value per share;
      500,000 shares authorized; 367,250 and
      360,470 shares outstanding                           3,672          3,605
    Additional paid-in capital                           850,902        761,573
    Retained earnings                                  2,098,038      1,599,564
    Cumulative translation adjustments                   (10,441)         5,683
                                                     -----------    -----------
Total stockholders' equity                             2,942,171      2,370,425
                                                     -----------    -----------
Total liabilities and stockholders' equity           $ 5,070,766    $ 3,637,987
                                                     ===========    ===========


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.



                                                         APPLIED MATERIALS   33

CONSOLIDATED STATEMENTS OF CASH FLOWS




Fiscal Year Ended                                                  1997           1996           1995
                                                               -----------    -----------    -----------
(IN THOUSANDS)
Cash flows from operating activities:
  Net income                                                   $   498,474    $   599,585    $   454,053
  Adjustments required to reconcile net income to cash
    provided by operations:
  Bad debt expense                                                  16,318             --             --
  Acquired in-process research and development expense              59,500             --             --
  Depreciation and amortization                                    219,435        148,865         83,231
  Equity in earnings of joint venture                                   --             --             --
  Deferred income taxes                                            (52,543)       (85,852)       (99,345)
  Changes in assets and liabilities,
      net of amounts acquired:
    Accounts receivable                                           (332,047)       (43,789)      (442,935)
    Inventories                                                   (171,201)       (60,036)      (186,412)
    Other current assets                                           (29,041)        23,369        (43,097)
    Other assets                                                    (8,525)        (3,183)        (3,462)
    Accounts payable and accrued expenses                          352,540        167,346        304,807
    Income taxes payable                                           137,560        (73,938)        64,246
    Other liabilities                                               11,242         19,662         11,613
                                                               -----------    -----------    -----------
Cash provided by operations                                        701,712        692,029        142,699
                                                               -----------    -----------    -----------
Cash flows from investing activities:
  Capital expenditures, net of retirements                        (339,364)      (452,535)      (265,557)
  Cash paid for acquisitions, net of cash acquired                (246,333)            --             --
  Proceeds from sales of short-term investments                    664,194        707,620        351,230
  Purchases of short-term investments                           (1,125,362)      (857,877)      (572,712)
                                                               -----------    -----------    -----------
Cash used for investing                                         (1,046,865)      (602,792)      (487,039)
                                                               -----------    -----------    -----------
Cash flows from financing activities:
  Short-term borrowings, net                                       (21,731)        22,360         18,847
  Long-term debt borrowings                                        407,568         29,832        134,992
  Long-term debt repayments                                        (67,372)       (25,164)       (51,303)
  Issuances of common stock, net                                   150,446         40,381        370,353
  Repurchases of common stock                                      (78,197)       (37,052)            --
                                                               -----------    -----------    -----------
Cash provided by financing                                         390,714         30,357        472,889
                                                               -----------    -----------    -----------
Effect of exchange rate changes on cash                             (1,406)        (1,551)        (3,024)
                                                               -----------    -----------    -----------
Increase in cash and cash equivalents                               44,155        118,043        125,525
Cash and cash equivalents--beginning of year                       403,888        285,845        160,320
                                                               -----------    -----------    -----------
Cash and cash equivalents--end of year                         $   448,043    $   403,888    $   285,845
                                                               ===========    ===========    ===========


CASH PAYMENTS FOR INTEREST WERE $18,802, $23,708 AND $22,349 IN 1997, 1996 AND 1995, RESPECTIVELY. CASH PAYMENTS FOR INCOME TAXES WERE $130,247, $429,651 AND $221,430 IN 1997, 1996 AND 1995, RESPECTIVELY.


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.



34   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions. The Company's 50 percent joint venture investment in Applied Komatsu Technology, Inc. (AKT) is accounted for using the equity method, and is included in other long-term assets. The Company's fiscal years presented are the 52 week periods that ended on the last Sunday of October in each year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
All highly-liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. All of the Company's short-term investments are classified as available-for-sale as of the balance sheet dates. Investments classified as available-for-sale are recorded at fair value and any material temporary difference between an investment's cost and its fair value is presented as a separate component of stockholders' equity.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for financial reporting purposes are as follows: buildings and improvements, 5 to 33 years; demonstration and manufacturing equipment, 3 to 5 years; and furniture, fixtures and other equipment, 3 to 20 years. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the lease term.

LONG-LIVED ASSETS
Effective October 28, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangible assets to be held and used, or disposed of, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal 1997, the Company determined that none of its long-lived assets had been impaired, and therefore the Company did not adjust the carrying amounts of such assets.

INTANGIBLE ASSETS
Purchased technology and goodwill are presented at cost, net of accumulated amortization, and are being amortized using the straight-line method over their estimated useful lives of eight years.

REVENUE RECOGNITION
Revenue related to systems is generally recognized upon shipment, which usually precedes customer acceptance. A provision for the estimated future cost of system installation and warranty is recorded when revenue is recognized. Service revenue is generally recognized ratably over the period of the related contract.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The terms of the currency instruments used are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. Gains and losses on forward exchange



                                                          APPLIED MATERIALS   35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



and option contracts are deferred and recognized in income when the related transactions being hedged are recognized. If the underlying transaction being hedged fails to occur, or occurs prior to the maturity of the financial instrument, the Company immediately recognizes the gain or loss on the associated financial instrument. Forward exchange contracts that have been marked to market are included in accounts payable and accrued expenses on the Company's consolidated balance sheet. Premiums paid for currency option contracts have not been material. The Company does not use derivative financial instruments for trading or speculative purposes.

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

Subsidiaries in Israel, Korea, Taiwan, Southeast Asia and China use the U.S. dollar as the functional currency. Accordingly, assets and liabilities are translated using period-end exchange rates, except for inventories and property, plant and equipment, which are translated using historical rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical rates. The resulting translation gains and losses are included in income as they are incurred.

EMPLOYEE STOCK PLANS
In accordance with the provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company may elect to continue to apply the provisions of Accounting Principles Board's Opinion No. 25 (ABP 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option and stock purchase plans or adopt the fair value method of accounting prescribed by SFAS 123. The Company has elected to continue to account for its stock plans using APB 25, and therefore is not required to recognize compensation expense in connection with these plans. Companies that continue to use APB 25 are required to present in the notes to the consolidated financial statements the pro forma effects on reported net income and earnings per share as if compensation expense had been recognized based on the fair value of options granted (see Note 10).

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments used in hedging activities.

The Company invests in a variety of financial instruments such as certificates of deposit, municipal bonds and treasury bills, and, by policy, limits the amount of credit exposure with any one financial institution or commercial issuer.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.

STOCK SPLIT
On September 11, 1997, the Company declared a two-for-one stock split in the form of a 100 percent stock dividend to holders of record of the Company's common stock on September 25, 1997. The dividend shares were distributed to stockholders on October 13, 1997. All prior period common stock and applicable share and per share amounts have been retroactively restated to reflect this stock dividend.



36   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



EARNINGS PER SHARE Earnings per share is computed using the weighted average number of common shares and equivalents outstanding during the period.

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which the Company is required to adopt in the first quarter of fiscal 1998. Under the provisions of SFAS 128, primary earnings per share will be replaced by basic earnings per share and the dilutive effect of stock options will be excluded from the calculation. Upon adoption of SFAS 128, the Company's basic earnings per share for the years ended October 26, 1997, October 27, 1996 and October 29, 1995 are expected to be $1.37, $1.67 and $1.32, respectively. For companies with potentially dilutive securities such as outstanding stock options, fully diluted earnings per share will be replaced with diluted earnings per share. Diluted earnings per share amounts are not expected to differ from the primary earnings per share amounts currently reported by the Company.

RECLASSIFICATIONS Certain amounts in fiscal years prior to 1997 have been reclassified to conform to the 1997 financial statement presentation.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in fiscal 1999. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

2. FINANCIAL INSTRUMENTS

INVESTMENTS At October 26, 1997 and October 27, 1996, the fair value of the Company's short-term investments approximated cost. Accordingly, temporary differences between the short-term investment portfolio's fair value and its cost have not been presented as a separate component of stockholders' equity. Information about short-term investments is as follows:

                                                      1997         1996
                                                   ----------   ----------
(IN THOUSANDS)
Obligations of states and political subdivisions   $  218,689   $  189,566
U.S. commercial paper, corporate bonds and
  medium-term notes                                   410,088      159,929
Bank certificates of deposit                          233,794      134,078
U.S. treasury securities                              176,764      121,840
Other debt securities                                  55,577       28,331
                                                   ----------   ----------
                                                   $1,094,912   $  633,744
                                                   ==========   ==========

Investments in debt and equity securities of $218.0 million and $233.5 million are included in cash and cash equivalents at October 26, 1997 and October 27, 1996, respectively.




                                                          APPLIED MATERIALS   37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Information about the contractual maturities of short-term investments at October 26, 1997 is as follows:


                                                                            DUE AFTER ONE
                                                              DUE IN ONE     YEAR THROUGH    DUE AFTER
                                                             YEAR OR LESS    THREE YEARS    THREE YEARS
                                                             ------------   -------------   -----------
(IN THOUSANDS)
Obligations of states and political subdivisions               $102,011      $ 68,975        $ 47,703
U.S. commercial paper, corporate bonds and medium-term notes    312,960        62,617          34,511
Bank certificates of deposit                                    233,794            --              --
U.S. treasury securities                                        120,010         8,640          48,114
Other debt securities                                             8,313        28,925          18,339
                                                               --------      --------        --------
                                                               $777,088      $169,157        $148,667
                                                               ========      ========        ========

Gross unrealized holding gains and losses and gross realized gains and losses on sales of short-term investments were not material as of, or for the years ended, October 26, 1997 and October 27, 1996. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities which is intended to be available to meet the Company's current cash requirements.

DERIVATIVE FINANCIAL INSTRUMENTS

The notional amounts of derivative financial instruments as of October 26, 1997 and October 27, 1996 were as follows:

                                                         1997                 1996
                                                         ----                 ----
(IN THOUSANDS)
Forward exchange contracts to sell U.S. dollars
  for foreign currency (primarily yen)                 $224,956           $330,093

Forward exchange contracts to sell foreign
  currency (primarily yen) for U.S. dollars            $477,881           $504,612

Currency option contracts to sell Japanese
  yen for U.S. dollars                                 $429,257           $250,000

Currency option contracts to sell U.S.
  dollars for British pounds                           $ 38,648           $     --
                                                       ========           ========

All forward exchange and currency option contracts outstanding have maturities of less than one year from October 26, 1997. Management believes that these contracts should not subject the Company to undue risk from foreign exchange movements because gains and losses on these contracts generally offset gains and losses on the assets, liabilities and transactions being hedged.

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

                                            1997                      1996
                                   -----------------------    ------------------------
                                   CARRYING     ESTIMATED     CARRYING      ESTIMATED
                                    AMOUNT      FAIR VALUE     AMOUNT       FAIR VALUE
                                   --------     ----------    --------      ----------
(IN THOUSANDS)
Long-term debt, including
  current portion                  $633,653      $647,983      $298,125      $305,593
Forward exchange contracts:
        Sell foreign currency      $491,796      $491,240      $533,893      $534,993
        Buy foreign currency       $217,016      $216,779      $318,261      $318,182
Currency option contracts
        Sell foreign currency      $  4,636      $ 10,337      $  2,475      $  3,344
        Buy foreign currency       $    525      $    351      $     --      $     --
                                   ========      ========      ========      ========



38   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of forward exchange and currency option contracts is based on quoted market prices of comparable instruments.

3. BALANCE SHEET DETAIL

                                                1997              1996
                                            -----------       -----------
(IN THOUSANDS)
INVENTORIES:
Customer service spares                     $   207,938       $   182,320
Raw materials                                   106,406            70,959
Work-in-process                                 256,737           140,964
Finished goods                                  115,370            84,309
                                            -----------       -----------
                                            $   686,451       $   478,552
                                            ===========       ===========

PROPERTY, PLANT AND EQUIPMENT:
Land                                        $   112,050       $    95,739
Buildings and improvements                      561,803           438,276
Demonstration and manufacturing equipment       398,588           292,136
Furniture, fixtures and other
  equipment                                     329,178           277,199
Construction in progress                        164,136           162,296
                                            -----------       -----------
                                              1,565,755         1,265,646
                                            -----------       -----------
Accumulated depreciation                       (499,702)         (346,608)
                                            -----------       -----------
                                            $ 1,066,053       $   919,038
                                            ===========       ===========

OTHER ASSETS:
Purchased technology, net                   $   186,127       $        --
Goodwill, net                                    13,438                --
Other                                            34,791            25,880
                                            -----------       -----------
                                            $   234,356       $    25,880
                                            ===========       ===========

ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
Accounts payable                            $   347,584       $   192,607
Compensation and employee benefits              219,384           170,881
Installation and warranty                       216,962           187,873
Other                                           373,878           240,536
                                            -----------       -----------
                                            $ 1,157,808       $   791,897
                                            ===========       ===========



                                                          APPLIED MATERIALS   39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4. APPLIED KOMATSU TECHNOLOGY JOINT VENTURE

In September 1993, the Company entered into an agreement with Komatsu, Ltd. to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation that develops, manufactures and markets systems used to produce flat panel displays. The Company's initial investment in AKT aggregated $6.9 million, which included contributed cash, the net book value of certain tangible and intangible assets and costs of formation. Komatsu, Ltd. contributed $35 million of cash to AKT. The difference between the Company's investment and its interest in the book value of AKT's net assets will be amortized when AKT achieves sustained profitability. The Company's investment in AKT has been reduced to zero as a result of its share of AKT's net losses since formation. Royalties received by the Company on AKT sales did not materially affect the Company's results of operations in fiscal 1997, 1996 or 1995.

5. NOTES PAYABLE

The Company has credit facilities for borrowings in various currencies up to $364.3 million on an unsecured basis; $240 million represents a revolving credit agreement in the United States with a group of nine banks. This agreement includes facility fees, allows for borrowings at various rates including the lead bank's prime reference rate and expires in February 2000. The facility contains certain financial and other covenants with which the Company was in compliance as of October 26, 1997. The remaining $124.3 of credit facilities are primarily with Japanese and European banks at rates indexed to their prime reference rate. At October 26, 1997, $55.9 million was outstanding under Japanese credit facilities at an average annual interest rate of 0.7 percent.

6. LONG-TERM DEBT

Information with respect to the Company's long-term debt at October 26, 1997 and October 27, 1996 is as follows:

                                                            1997            1996
                                                         ---------       ---------
(IN THOUSANDS)
Japanese debt, 1.55-5.55%, maturing 1998-2011            $  60,653       $  72,625
9.62% unsecured senior notes                                    --          52,500
6.65-7.00% medium-term notes due 2000-2005,
   interest payable March 15 and September 15               73,000          73,000
8% noncallable unsecured senior notes due 2004,
   interest payable March 1 and September 1                100,000         100,000
6.75% noncallable unsecured senior notes due 2007,
   interest payable April 15 and October 15                200,000              --
7.125% noncallable unsecured senior notes due 2017,
   interest payable April 15 and October 15                200,000              --
                                                         ---------       ---------
                                                           633,653         298,125
Current portion                                            (10,563)        (22,640)
                                                         ---------       ---------
                                                         $ 623,090       $ 275,485
                                                         =========       =========




40   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




$50.0 million of Japanese debt is secured by property and equipment having a net book value of approximately $66.3 million at October 26, 1997.

During the first quarter of fiscal 1997, the Company repaid its unsecured senior notes prior to their scheduled maturities. The noteholders received approximately $56.1 million, representing principal, accrued interest and prepayment charges, on December 19, 1996. The prepayment charge was not material.

In October 1997, the Company issued $200 million of ten-year and $200 million of twenty-year unsecured senior notes.

The Company has certain debt agreements containing covenants that limit additional borrowings by U.S. subsidiaries, liens placed on assets and sale and leaseback transactions. As of October 26, 1997, the Company was in compliance with all covenants.

As of October 26, 1997, aggregate debt maturities were as follows: $10.6 million in fiscal 1998; $7.2 million in fiscal 1999; $36.0 million in fiscal 2000; $10.3 million in fiscal 2001; $4.8 million in fiscal 2002 and $564.8 million thereafter.

7. ACQUISITIONS

During fiscal 1997, the Company acquired Opal, Inc. (Opal) and Orbot Instruments, Ltd. (Orbot) in separate transactions for approximately $292.5 million, consisting primarily of cash. Opal is a supplier of CD-SEM (critical dimensions scanning electron microscope) systems for use in semiconductor manufacturing. Orbot supplies wafer and reticle inspection systems for use in the production of semiconductors. The acquisitions were completed by the early part of January 1997, and have been accounted for using the purchase method of accounting; accordingly, the Company's consolidated results of operations include the operating results of Opal and Orbot subsequent to the acquisition dates.

In connection with the acquisitions, the Company incurred a $59.5 million non-tax deductible charge for acquired in-process research and development. With the exception of this charge, the Company's results of operations for the year ended October 26, 1997 were not materially affected by the acquisitions. As of October 26, 1997, the Company had approximately $199.6 million of net intangible assets (see Note 3) and $38.6 million of deferred tax liabilities that resulted from the acquisitions. With the exception of these items, the Company's financial condition as of October 26, 1997 was not materially affected by the acquisitions.

The Company's pro forma net sales, income from operations, net income and earnings per share for the years ended October 26, 1997 and October 27, 1996, assuming the acquisitions occurred at the beginning of such years, would not have been materially different from the actual amounts reported for such periods.



                                                          APPLIED MATERIALS   41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8. RESTRUCTURING

During the fourth quarter of fiscal 1996, the Company recorded a restructuring charge of $25.1 million in connection with a reduction of its workforce and related consolidation of facilities. These actions reduced the Company's cost structure and were taken in response to an industry downturn that resulted in a significant reduction in new orders received by the Company.

Restructuring activity in fiscal 1997 and 1996 was as follows:

                                   REDUCTION IN
                                    WORKFORCE      FACILITIES
(IN THOUSANDS)
Fiscal 1996 provision               $ 19,329       $  5,771
Amount utilized                      (13,238)          (348)
                                    --------       --------
Balance, October 27, 1996              6,091          5,423
Amount utilized in fiscal 1997        (6,091)        (5,272)
                                    --------       --------
Balance, October 26, 1997           $     --       $    151
                                    ========       ========

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



42   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9. STOCKHOLDERS' EQUITY

The following table summarizes activity in the Company's Stockholders' Equity accounts:


                                                          COMMON STOCK              ADDITIONAL                      CUMULATIVE
                                                     -----------------------         PAID-IN         RETAINED       TRANSLATION
                                                     SHARES           AMOUNT         CAPITAL         EARNINGS       ADJUSTMENTS
                                                     ------           ------         -------         --------       -----------
(IN THOUSANDS)
Balance at October 30, 1994                         336,416           $3,365         $388,131       $  545,926       $ 28,842
  Net issuance under stock plans*                     6,040               60           49,102               --             --
  Stock offering                                     16,100              161          321,030               --             --
  Translation adjustments                                --               --               --               --         (7,167)
  Net income                                             --               --               --          454,053             --
                                                    -------           ------         --------       ----------       --------
Balance at October 29, 1995                         358,556            3,586          758,263          999,979         21,675
  Net issuance under stock plans*                     4,284               43           40,338               --             --
  Stock repurchases                                  (2,370)             (24)         (37,028)              --             --
  Translation adjustments                                --               --               --               --        (15,992)
  Net income                                             --               --               --          599,585             --
                                                    -------           ------         --------       ----------       --------
Balance at October 27, 1996                         360,470            3,605          761,573        1,599,564          5,683
  Net issuance under stock plans*                     9,434               94          167,499               --             --
  Stock repurchases                                  (2,654)             (27)         (78,170)              --             --
  Translation adjustments                                --               --               --               --        (16,124)
  Net income                                             --               --               --          498,474             --
                                                    -------           ------         --------       ----------       --------
Balance at October 26, 1997                         367,250           $3,672         $850,902       $2,098,038       $(10,441)
                                                    =======           ======         ========       ==========       ========


*INCLUDES 3,786 AND 1,238 SHARES OF TREASURY STOCK ISSUED UNDER STOCK PLANS IN 1997 AND 1996, RESPECTIVELY. INCLUDES TAX BENEFITS OF $82,543, $11,894 AND $36,940 FOR 1997, 1996 AND 1995, RESPECTIVELY.



In fiscal 1995, the Company sold 16,100,000 shares of common stock in a public offering at a price of $20.69 per share prior to underwriters' commissions. Proceeds, net of underwriters' commissions and other offering costs, were $321.2 million.

STOCK REPURCHASE PROGRAM In March 1996, the Board of Directors authorized a plan that allows the Company to repurchase shares of its common stock in the open market until March 1999, which reduces the dilution from the Company's employee benefit and incentive plans such as the stock option and employee stock purchase plans. In fiscal 1997, 2,654,000 shares were repurchased under this plan at an average price of $29.46 per share. In fiscal 1996, 1,970,000 shares were repurchased under this plan at an average price of $14.97 per share.

The Company repurchased 400,000 shares of its common stock in the open market in accordance with an authorization from the Board of Directors to fund certain stock-based employee benefit plans. All shares under this authorization were purchased in fiscal 1996 at an average price of $18.88 per share.



                                                          APPLIED MATERIALS   43

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10.     EMPLOYEE BENEFIT PLANS

STOCK OPTIONS

The Company grants options to key employees and non-employee directors to purchase shares of its common stock at the fair market value on the date of grant. Options generally vest over one to four years, and currently expire no later than ten years from the date of grant. There were 12,445,000, 12,554,000 and 18,908,000 shares available for grant at the end of fiscal 1997, 1996 and 1995, respectively. Stock option activity was as follows:

                                                 WEIGHTED                 WEIGHTED                 WEIGHTED
                                                 AVERAGE                  AVERAGE                  AVERAGE
                                                 EXERCISE                 EXERCISE                 EXERCISE
                                      1997        PRICE        1996        PRICE       1995         PRICE
                                     ------      ---------    ------      ---------    ------      ---------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Outstanding, beginning of year       30,564       $10.05      27,938       $10.51      23,076       $ 4.85
Granted                              13,324        21.21      16,894        14.79      11,616        17.28
Exercised                            (7,744)        6.00      (3,074)        3.52      (6,098)        2.22
Canceled                             (2,087)       12.82     (11,194)       20.32        (656)        8.31
                                     ------       ------      ------       ------      ------       ------
Outstanding, end of year             34,057       $15.16      30,564       $10.05      27,938       $10.51
Exerciseable, end of year             8,298       $ 8.51       9,584       $ 5.53       7,692       $ 3.05
                                     ======       ======      ======       ======      ======       ======

The following table summarizes information with respect to options outstanding and exerciseable at October 26, 1997:




                                                   OPTIONS OUTSTANDING                     OPTIONS EXERCISEABLE
                                                   -------------------                     --------------------
                                                        WEIGHTED  WEIGHTED AVERAGE                         WEIGHTED
                                                        AVERAGE      REMAINING                             AVERAGE
                                          NUMBER OF     EXERCISE    CONTRACTUAL           NUMBER OF        EXERCISE
RANGE OF EXERCISE PRICES                   SHARES        PRICE    LIFE (IN YEARS)          SHARES           PRICE
                                           ------        ------   ---------------          -------         --------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
$0.01-$9.96                                 6,812        $ 6.73         3.0                  5,615          $ 6.49
$9.97-$19.93                               19,924         13.29         5.2                  2,605           12.32
$19.94-$29.89                               5,300         23.03         6.3                     78           23.82
$29.90-$39.85                                 928         35.37         6.7                     --              --
$39.86-$49.81                               1,093         45.78         6.9                     --              --
                                           ------        ------         ---                  -----          ------
                                           34,057        $15.16         5.1                  8,298          $ 8.51
                                           ======        ======         ===                  =====          ======

During 1996, the Company canceled options to purchase 9,802,728 shares. The canceled options were originally granted between June 15, 1995 and May 21, 1996 at exercise prices ranging from $13.10 to $26.25 per share. New options to purchase 9,802,728 shares at exercise prices ranging from $11.94 to $14.25 per share were then granted. All vesting under the canceled options was lost and new vesting periods were started. Executive officers of the Company were not permitted to cancel options.

EMPLOYEE STOCK PURCHASE PLAN

On December 1, 1995, the Company established an employee stock purchase plan
(ESPP). Under this plan, substantially all employees may purchase the Company's common stock through payroll deductions at a price equal to 85 percent of the lower of the fair market value as of the beginning or end of each six-month offering period. Stock purchases under this plan are limited to 10 percent of an employee's compensation, up to a maximum of $15,000, in any calendar year. During fiscal 1997 and 1996, 1,697,284 and 771,346 shares, respectively, were issued under this plan. As of October 26, 1997, 5,531,370 shares were reserved for future issuance under the plan.



44   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




STOCK-BASED COMPENSATION

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for any of the Company's stock option plans. If compensation cost for the Company's stock option and employee stock purchase plans had been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                       1997             1996
                                    ---------       ----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net income as reported              $498,474         $599,585
Pro forma net income                $466,395         $589,750
Earnings per share as reported      $   1.32         $   1.63
Pro forma earnings per share        $   1.23         $   1.61

The effects on the above pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Since SFAS 123 is applicable only to options granted subsequent to December 15, 1995, the pro forma effects will not be fully reflected until fiscal 2000.

In calculating pro forma compensation, the fair value of each option grant and stock purchase right is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for option and ESPP grants in fiscal 1997 and 1996:

                                  Stock Options                ESPP
                                 ----------------       -----------------
                                 1997        1996       1997         1996
                                 ----        ----       ----         ----
Dividend yield                   None        None        None        None
Expected volatility                55%         55%         55%         55%
Risk free interest rate          6.27%       6.11%       6.39%       6.01%
Expected lives                    3.6         3.6          .5          .5


Using the Black-Scholes option-pricing model, the weighted average estimated fair value of employee stock options granted in fiscal 1997 and 1996 was $10.96 and $6.78, respectively. The weighted average estimated fair value of purchase rights granted under the employee stock purchase plan was $7.31 and $6.02 for fiscal 1997 and 1996, respectively.

EMPLOYEE BONUS PLANS

The Company has various employee bonus plans. A profit sharing plan provides for the distribution of a percentage of pre-tax profits to substantially all of the Company's employees, up to a maximum percentage of compensation. Another plan awards annual bonuses to the Company's executive staff based on the achievement of profitability and other specific performance criteria. The Company also has agreements with certain key technical employees that provide for additional compensation related to the success of new product development and achievement of specified profitability criteria. Charges to expense under these plans were $125.9 million, $112.8 million and $55.8 million in fiscal 1997, 1996 and 1995, respectively.

EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Employee Savings and Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Company contributions are invested in the Company's common stock and become 20 percent vested after an employee's third year of service, and fully vest after seven years of service. The Company's matching contributions under this plan were $13.2 million, $14.9 million and $14.8 million for fiscal 1997, 1996 and 1995, respectively.



                                                            APPLIED MATERIALS 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



DEFINED BENEFIT PLANS OF FOREIGN SUBSIDIARIES

Certain of the Company's foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited by the local statutory requirements of the countries in which the subsidiaries are located. Expenses under these plans were $7.4 million, $6.7 million and $4.2 million, consisting principally of service cost, for fiscal 1997, 1996 and 1995, respectively. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at October 26, 1997 were $25.3 million, $42.6 million and $13.5 million, respectively.

11. INCOME TAXES

The components of income from consolidated companies before taxes were as follows:

                               1997           1996          1995
                             --------       --------      --------
(IN THOUSANDS)
U.S.                         $678,049       $697,659      $584,804
Foreign                       120,872        224,777       113,739
                             --------       --------      --------
Income from consolidated
companies before taxes       $798,921       $922,436      $698,543
                             ========       ========      ========

The components of the provision for income taxes were as follows:

                                   1997            1996           1995
                                ---------       ---------       ---------
(IN THOUSANDS)
Current:
  U.S.                           $261,120        $266,693        $243,576
  Foreign                          60,594          99,739          62,627
  State                            31,276          39,122          37,378
                                 --------        --------        --------
                                  352,990         405,554         343,581
                                 --------        --------        --------
Deferred:
  U.S                             (51,939)        (70,382)        (90,264)
  Foreign                           1,207          (6,289)         (4,179)
  State                            (1,811)         (6,032)         (4,648)
                                 --------        --------        --------
                                  (52,543)        (82,703)        (99,091)
                                 --------        --------        --------

Provision for income taxes       $300,447        $322,851        $244,490
                                 ========        ========        ========



46   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 35 percent as follows:

                                                    1997            1996            1995
                                                 ---------       ---------       ---------
(IN THOUSANDS)
Tax provision at U.S. statutory rate             $279,622        $322,851        $244,490
Acquired in-process research
  and development                                  20,825              --              --
Effect of foreign operations
  taxed at various rates                           17,632          18,261          16,457
State income taxes, net of federal benefit         19,152          21,509          21,274
Research tax credits                               (6,540)         (3,624)         (4,273)
FSC benefit                                       (17,645)        (24,266)        (14,770)
Tax exempt interest                                (4,274)         (2,674)         (2,514)
Foreign tax credits                               (10,999)        (17,264)        (18,352)
Other                                               2,674           8,058           2,178
                                                 --------        --------        --------
Provision for income taxes                       $300,447        $322,851        $244,490
                                                 ========        ========        ========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax assets were as follows:

                                                        1997            1996
                                                     ---------       ---------
(IN THOUSANDS)
Deferred income tax assets:
  Inventory reserves and basis difference            $ 74,642        $ 58,576
  Warranty and installation reserves                   71,103          75,264
  Accrued liabilities                                 145,394         113,323
  Other                                                33,429          34,423
Deferred income tax liabilities:
  Depreciation                                        (11,554)        (11,063)
  Purchased technology                                (38,598)             --
  Other                                                 2,975            (544)
                                                     --------        --------
Net deferred income tax assets                       $277,391        $269,979
                                                     ========        ========

U.S. income taxes have not been provided for approximately $54.8 million of cumulative undistributed earnings of certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside of the United States.



                                                          APPLIED MATERIALS   47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12. INDUSTRY SEGMENT AND FOREIGN OPERATIONS

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

During fiscal 1997, 1996 and 1995, no individual customer accounted for greater than 10 percent of the Company's net sales.

                                            INCOME FROM         TOTAL
                             NET SALES       OPERATIONS        ASSETS
                             ---------      -----------        ------
(IN THOUSANDS)
1997:
        North America*      $1,500,926      $  454,616       $2,263,706
        Europe                 600,227          62,814          386,623
        Japan                  749,706         101,421          621,111
        Korea                  333,380          77,831          152,114
        Taiwan                 696,312         214,382          232,295
        Asia-Pacific           193,724          27,760           97,279
        Corporate                   --        (247,924)       1,317,638
                            ----------      ----------       ----------
        Consolidated        $4,074,275      $  690,900       $5,070,766
                            ==========      ==========       ==========

1996:
        North America*      $1,270,359      $  344,343       $1,566,000
        Europe                 685,887         113,865          291,223
        Japan                1,008,597         288,853          614,805
        Korea                  567,116         124,866          118,159
        Taiwan                 406,143         125,312          119,665
        Asia-Pacific           206,715          63,780           60,906
        Corporate                   --        (157,468)         867,229
                            ----------      ----------       ----------
        Consolidated        $4,144,817      $  903,551       $3,637,987
                            ==========      ==========       ==========

1995:
        North America*      $  988,709      $  228,247       $1,226,231
        Europe                 470,609         103,617          249,216
        Japan                  790,773         150,893          574,914
        Korea                  504,273         205,766           46,557
        Taiwan                 230,832          90,077          137,583
        Asia-Pacific            76,685          29,925           45,707
        Corporate                   --        (114,593)         685,171
                            ----------      ----------       ----------
        Consolidated        $3,061,881      $  693,932       $2,965,379
                            ==========      ==========       ==========

  *Primarily the United States.


48   APPLIED MATERIALS

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Intercompany transfers of products from North America (primarily the United States) to other regions were $1,661.0 million, $1,789.0 million and $1,267.1 million in fiscal 1997, 1996 and 1995, respectively, and from Europe were $102.2 million, $122.0 million and $81.4 million in fiscal 1997, 1996 and 1995, respectively. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. At October 26, 1997, net accounts receivable from customers located in North America (primarily the United States) were $272.9 million and net accounts receivable from customers located in Europe, Japan, Korea, Taiwan and Asia-Pacific were $139.4 million, $432.9 million, $64.3 million, $165.8 million and $35.6 million, respectively.

13. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities and equipment under noncancelable operating leases and has options to renew most leases, with rentals to be negotiated. The Company also leases certain office and general operating facilities in Santa Clara, California, under an agreement that provides for monthly payments based on the London interbank offering rate (LIBOR) or the relevant commercial paper (CP) rate. In accordance with this agreement, the Company must maintain compliance with covenants identical to those contained in its credit facilities. At the end of this lease, the Company has to acquire the properties at their original cost or arrange for these properties to be acquired. The Company is contingently liable under 82 percent first-loss clauses for up to approximately $53 million at October 26, 1997. Management believes that these contingent liabilities should not have a material adverse effect on the Company's financial condition or results of operations.

Total rent expense in fiscal 1997, 1996 and 1995 was $69.0 million, $66.2 million and $41.7 million, respectively. Future minimum lease payments at October 26, 1997 are: $50.0 million in fiscal 1998; $36.6 million in fiscal 1999; $24.8 million in fiscal 2000; $19.9 million in fiscal 2001; $15.8 million in fiscal 2002 and $69.9 million thereafter.

Trade notes and accounts receivable from certain Japanese customers are sold with recourse and at a discount to financial institutions. As of October 26, 1997, $191.2 million of such receivables were outstanding.

LEGAL MATTERS

During fiscal 1997, the Company settled certain outstanding litigation with Novellus Systems, Inc. (Novellus). In connection with this settlement, the Company received $80 million in damages for past patent infringement and will receive ongoing royalties for certain system shipments subsequent to the date of the settlement.

Subsequent to the above-mentioned settlement, several new lawsuits with Novellus have been initiated by and against Applied Materials. The Company, as plaintiff, filed a patent infringement lawsuit against Varian Associates, Inc. (Varian), alleging infringement of several of the Company's patents for physical vapor deposition (PVD) technology. As a result of Novellus' acquisition of Varian's thin film PVD business unit, this lawsuit has been amended to include Novellus as a defendant. Varian denied all allegations and counterclaimed for declaratory judgment of invalidity and unenforceability and alleging conduct by the Company violative of the antitrust laws. Novellus has filed suit against the Company alleging infringement of three patents for PVD technology which were formerly owned by Varian. Finally, Varian has filed suit against the Company alleging a broad range of conduct in violation of federal antitrust laws and state unfair competition and unfair business practice laws. Discovery recently commenced in the patent infringement actions. No trial dates have been set.

During the fourth fiscal quarter of 1997, the Company paid $11 million to settle all outstanding litigation with General Signal Corporation, and acquired ownership of five patents regarding "cluster tool" architecture which had originally belonged to Drytek Systems.

In the first fiscal quarter of 1998, the Company settled all outstanding litigation with ASM International N.V. (see Note 14).



                                                          APPLIED MATERIALS   49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



As a result of the acquisition of Orbot, the Company has been named as a defendant in a lawsuit captioned KLA v. Orbot. The plaintiff alleges that Orbot infringes its patent for mask and reticle inspection equipment. The case is currently in discovery; no trial date has been set.

In April 1997, the Company initiated separate lawsuits against AST Electronik GmbH (AST) and AG Associates, Inc. (AG), alleging infringement of certain patents concerning rapid thermal processing technology. In October 1997, AST and AG each filed counterclaims alleging infringement by the Company of patents concerning related technology. Discovery is commencing. Trials have been set for March 1999.

In the normal course of business, the Company from time to time receives and makes inquiries with respect to possible patent infringement. Management believes that it is unlikely that the outcome of the above mentioned lawsuits or patent infringement inquiries will have a material adverse effect on the Company's financial condition or results of operations.

14. SUBSEQUENT EVENTS

Subsequent to the end of fiscal 1997, the Company settled all outstanding litigation with ASM International N.V. (ASM). As a result of this settlement, the Company received a convertible note for $80 million, against which a payment of $15 million was received in early November. ASM is also required to pay ongoing royalties for certain system shipments subsequent to the date of the settlement. The Company's results of operations for its first fiscal quarter of 1998 will include $80 million of pre-tax non-operating income associated with this settlement, consisting of the $15 million in cash and the unpaid balance of the note.

On November 12, 1997, the Company announced that it agreed to make a one-time payment of $30 million to Trikon Technologies, Inc. for a non-exclusive, worldwide, perpetual license of MORI(TM) plasma source and Forcefill (TM) deposition technology. In the first fiscal quarter of 1998, the Company will recognize pre-tax acquired in-process research and development expense of approximately $32 million, including transaction costs, in connection with this transaction.

15.     UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA


                                           QUARTER
                     -----------------------------------------------------          FISCAL
                     FIRST          SECOND          THIRD           FOURTH           YEAR
                  ----------      ----------      ----------      ----------      ----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997:
 Net sales         $835,776        $900,862       $1,057,241      $1,280,396      $4,074,275
 Gross margin      $371,656        $414,017       $  498,896      $  616,356      $1,900,925
 Net income*       $ 29,577        $102,131       $  186,631      $  180,135      $  498,474
 Earnings per
  share            $   0.08        $   0.27       $     0.49      $     0.47      $     1.32



* THE FIRST QUARTER INCLUDES NON-TAX DEDUCTIBLE ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE OF $59,500; THE THIRD QUARTER INCLUDES PRE-TAX BAD DEBT EXPENSE OF $16,318 AND INCOME FROM A LITIGATION SETTLEMENT OF $80,000; THE FOURTH QUARTER INCLUDES PRE-TAX EXPENSE FROM A LITIGATION SETTLEMENT OF $11,000.

                                           QUARTER
                  ---------------------------------------------------------         FISCAL
                     FIRST          SECOND          THIRD           FOURTH           YEAR
                  ----------      ----------      ----------      ----------      ----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996:
 Net sales        $1,040,580      $1,127,855      $1,115,424       $860,958       $4,144,817
 Gross margin     $  496,800      $  541,291      $  531,976       $379,672       $1,949,739
 Net income**     $  171,626      $  185,821      $  169,066       $ 73,072       $  599,585
 Earnings per
  share           $     0.47      $     0.51      $     0.46       $   0.20       $     1.63


**THE FOURTH QUARTER INCLUDES A PRE-TAX RESTRUCTURING CHARGE OF $25,100.



50   APPLIED MATERIALS

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF APPLIED MATERIALS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries at October 26, 1997 and October 27, 1996 and the results of their operations and their cash flows for each of the three years in the period ended October 26, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
San Jose, California
November 19, 1997

STOCKHOLDERS' INFORMATION

LEGAL COUNSEL
Orrick, Herrington & Sutcliffe
San Francisco, California

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
San Jose, California

NUMBER OF REGISTERED STOCKHOLDERS
3,893

STOCK LISTING
Applied Materials, Inc. is traded on the Nasdaq
National Market, Nasdaq Symbol: AMAT

TRANSFER AGENT
Shareholders should direct all inquiries to:
Harris Trust Company of California
Stockholder Services
P.O. Box A3504
Chicago, Illinois 60690
(312) 461-6001

FORM 10-K
A copy of Applied Materials'
Annual Report on Form 10-K,
filed with the Securities and
Exchange Commission, contains
additional information relating to
the Company, and is available
without charge. We welcome
questions from potential and
existing stockholders.

PLEASE CONTACT:
Investor Relations
Applied Materials, Inc.
3050 Bowers Avenue
Santa Clara, California
95054-3298
(800) 882-0373

STOCK PRICE HISTORY*

FISCAL YEAR                        1997                       1996
                         ---------------------       -----------------------
                           HIGH          LOW            HIGH          LOW
                         -------      --------       --------       --------
First quarter            24 5/32      12 15/16       27 11/16       15 11/16
Second quarter           27 7/32       22 1/16        22 1/16       16
Third quarter            46 5/16       25 7/16         20 1/4        11 1/4
Fourth quarter           54            33 7/16         14 7/8        11 1/2

THE PRECEDING TABLE SETS FORTH THE HIGH AND LOW CLOSING SALE PRICES AS REPORTED ON THE NASDAQ NATIONAL MARKET DURING THE LAST TWO YEARS.
*RETROACTIVELY RESTATED TO REFLECT A TWO-FOR-ONE STOCK SPLIT IN THE FORM OF A 100 PERCENT STOCK DIVIDEND, EFFECTIVE OCTOBER 13, 1997.



52   APPLIED MATERIALS