Form 10-K405, Exhibit 13
period 1998-10-25
APPLIED MATERIALS INC /DE
filed 1999-01-20
CIK 6951

                                                                      EXHIBIT 13










                               APPLIED MATERIALS

                               1998 ANNUAL REPORT

                       FISCAL YEAR ENDED OCTOBER 25, 1998

           SELECTED CONSOLIDATED FINANCIAL DATA     Applied Materials         29


Fiscal year ended*                       1994          1995          1996          1997           1998
---------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net sales                             $1,659,807    $3,061,881   $ 4,144,817   $ 4,074,275     $4,041,687
Gross margin                            $768,295    $1,409,848    $1,949,739    $1,900,925     $1,863,156
    (% of net sales)                        46.3          46.0          47.0          46.7           46.1
Research, development
    and engineering                     $189,126      $329,676      $481,394      $567,612       $643,852
    (% of net sales)                        11.4          10.8          11.6          13.9           15.9
Marketing, selling and
    administrative                      $239,932      $386,240      $539,694      $566,595       $593,715
    (% of net sales)                        14.4          12.6          13.0          13.9           14.7
Income from continuing operations
    before taxes and cumulative
    effect of accounting change         $334,497      $698,543      $922,436      $798,921       $437,833
    (% of net sales)                        20.2          22.8          22.3          19.6           10.8
Effective tax rate (%)**                    35.0          35.0          35.0          37.6           34.0
Income from continuing operations***    $217,423      $454,053      $599,585      $498,474       $288,970
Income from continuing operations
    per diluted share                      $0.64         $1.28         $1.63         $1.32          $0.76
Average common shares and
    equivalents (in thousands)           340,084       354,696       367,214       377,838        378,508
---------------------------------------------------------------------------------------------------------

Order backlog                           $715,200    $1,508,800    $1,422,800    $1,721,711       $916,767
Working capital                         $734,104    $1,449,882    $1,757,842    $2,368,269     $2,400,629
Current ratio                                2.5           2.7           2.9           2.7            3.1
Long-term debt                          $209,114      $279,807      $275,485      $623,090       $616,572
Stockholders' equity                    $966,264    $1,783,503    $2,370,425    $2,942,171     $3,120,621
Book value per share                       $2.87         $4.97         $6.58         $8.01          $8.48
Total assets                          $1,702,665    $2,965,379    $3,637,987    $5,070,766     $4,929,692
Capital expenditures, net               $180,440      $265,557      $452,535      $339,364       $448,607
Regular full-time employees                6,497        10,537        11,403        13,924         12,060
---------------------------------------------------------------------------------------------------------

* The fiscal year ends on the last Sunday in October of each year. The fiscal year ends for the periods presented are: October 30, 1994, October 29, 1995, October 27, 1996, October 26, 1997 and October 25, 1998.

** The fiscal 1997 tax rate is higher than the expected rate of 35 percent due to the non-deductible nature of acquired in-process research and development expense of $59,500. During fiscal 1998, the Company changed its effective tax rate to 34 percent (see Note 11 of Notes to Consolidated Financial Statements).

*** Income from continuing operations includes one-time expenses, net, on an after-tax basis, of: $16,315 for fiscal 1996, $25,257 for fiscal 1997 and $146,670 for fiscal 1998. Fiscal 1994 excludes equity in net loss of joint venture of $3,727 and cumulative effect of accounting change of $7,000. Including these items, fiscal 1994 data would be: net income of $220,696 and earnings per diluted share of $0.65. Fiscal 1998 excludes one-time costs of $58,068 associated with the discontinued operations of Applied Komatsu Technology, Inc. (AKT), the Company's joint venture. Including AKT, fiscal 1998 data would be: net income of $230,902 and earnings per diluted share of $0.61.

30   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


When used in this Annual Report, including this Management's Discussion and Analysis, the words "anticipate," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect management's current opinions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied. Applied Materials, Inc. (the Company) assumes no obligation to update this information. Risks and uncertainties include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis--Trends, Risks and Uncertainties."
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

NET SALES

Although the Company's net sales are comparable for fiscal 1996, 1997 and 1998, each fiscal year was subject to cyclical industry conditions that caused significant fluctuations in quarterly new orders and net sales, both within and across fiscal years. Demand for semiconductor equipment has historically been volatile as a result of sudden changes in semiconductor supply and demand, as well as rapid shifts in technology. Information with respect to quarterly new orders and net sales is as follows:


                                          Quarter
                     -------------------------------------------------         Fiscal
                      First        Second         Third        Fourth           Year
-------------------------------------------------------------------------------------
(In millions)
1996:
    New orders       $1,329         $1,323          $932          $683          $4,267
    Net sales        $1,041         $1,128        $1,115          $861          $4,145

1997:
    New orders         $905         $1,014        $1,240        $1,374         $4,533
    Net sales          $836           $901        $1,057        $1,280         $4,074

1998:
    New orders       $1,290         $1,027          $608          $684         $3,609
    Net sales        $1,308         $1,176          $885          $673         $4,042
-------------------------------------------------------------------------------------

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause, and have caused, capital equipment investment patterns to vary significantly from period to period. Information with respect to net sales by geographic region is as follows:


                                    1996                         1997                        1998
---------------------------------------------------------------------------------------------------------
(Dollars in millions)
                               $             %              $            %              $              %
North America*              1,270          30.6          1,501          36.8         1,549           38.3
Europe                        686          16.6            600          14.7           645           16.0
Japan                       1,009          24.3            750          18.4           678           16.8
Korea                         567          13.7            333           8.2           167            4.1
Taiwan                        406           9.8            696          17.1           817           20.2
Asia-Pacific                  207           5.0            194           4.8           186            4.6
---------------------------------------------------------------------------------------------------------
                            4,145         100.0          4,074         100.0         4,042          100.0
---------------------------------------------------------------------------------------------------------

*Primarily the United States.

During 1996, the semiconductor industry experienced a slowdown as a result of excess production capacity and sharply decreasing device prices within the DRAM market segment. This slowdown caused semiconductor manufacturers to reduce and delay their equipment investments, thus negatively impacting the Company's results of operations for the second half of fiscal 1996 and first half of fiscal 1997.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   31


During the Company's third fiscal quarter of 1997, the semiconductor industry began to recover from this slowdown, and the Company was able to achieve record levels of quarterly new orders and net sales for its fourth fiscal quarter of 1997. These record levels of new orders and net sales were driven by strengthening demand for leading-edge capability from logic and microprocessor device manufacturers, foundry capacity investments by customers primarily located in Taiwan, and selected strategic investments in 0.25 micron technology by DRAM manufacturers.

The current industry downturn, which began during the first half of the Company's fiscal 1998, has been much more severe than the slowdown that impacted the Company's results of operations during the first half of fiscal 1997. This downturn is the result of the convergence of several factors: an economic crisis in Asia; semiconductor industry overcapacity (particularly DRAM devices); and reduced profitability for semiconductor manufacturers resulting from a movement among end users to sub-$1,000 personal computers (PCs). With respect to the Company's net sales for fiscal 1998, DRAM overcapacity and the Asian economic crisis particularly affected customers in Japan and Korea. These factors caused semiconductor manufacturers to significantly reduce and delay investment in manufacturing equipment during fiscal 1998. For example, new orders and net sales for the Company's fourth fiscal quarter of 1998 decreased almost 50 percent from the levels achieved for the first fiscal quarter of 1998. Therefore, despite comparable annual net sales for fiscal 1997 and fiscal 1998, the Company is entering fiscal 1999 in a dramatically different industry environment from the one that existed at the beginning of fiscal 1998. There is a high degree of uncertainty regarding the length and severity of the current industry downturn. For this and other reasons, the Company's results of operations for fiscal 1998 are not necessarily indicative of future operating results.
--------------------------------------------------------------------------------

GROSS MARGIN

Gross margin as a percentage of net sales was 47.0 percent for fiscal 1996, 46.7 percent for fiscal 1997 and 46.1 percent for fiscal 1998. The decrease in gross margin as a percentage of net sales from fiscal 1996 to fiscal 1997 can be attributed primarily to the fact that fiscal 1997 quarterly net sales were lower than those for the comparable fiscal 1996 quarters, with the exception of the fourth fiscal quarter, thus resulting in lower overall business volume. The decrease in gross margin as a percentage of net sales from fiscal 1997 to fiscal 1998 is the result of lower overall business volume, combined with underutilization of manufacturing resources during the second half of fiscal 1998 as business volume dropped significantly.
--------------------------------------------------------------------------------

RESEARCH, DEVELOPMENT AND ENGINEERING

The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in the products and services it provides. The Company believes it is critical to continue to make substantial investments in research and development to ensure the availability of innovative technology that meets the requirements of its customers' most advanced chip designs. Research, development and engineering expenses increased from 11.6 percent of net sales for fiscal 1996, to 13.9 percent for fiscal 1997 and 15.9 percent for fiscal 1998.

32   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


The increase in absolute spending from fiscal 1996 to fiscal 1997 was primarily for early stage development of 300mm products and continued investment in the development of systems for 0.25 micron and below production. In fiscal 1997, the Company introduced several advanced new products, including: the Ultima HDP-CVD(TM) (high density plasma chemical vapor deposition) Centura(R) for advanced, high-speed 0.25 micron devices; the Endura(R) HP Liner/Barrier systems for depositing critical titanium and titanium nitride films in 0.25 micron devices; the High Temperature Silicon Nitride Centura, which uses single-wafer technology for depositing high temperature films; and the Dielectric Etch IPS(TM) Centura, which is the industry's most advanced oxide etcher for 0.25 micron and below devices. The Company also introduced numerous process and technology advancements to existing products during 1997.

The increase in absolute spending from fiscal 1997 to fiscal 1998 resulted from several trends in semiconductor production technology, particularly the beginning of a shift to copper-based interconnects and the shrinking of device sizes. The Company opened a new facility, the Equipment and Process Integration Center (EPIC), and announced its Copper Interconnect Equipment Set Solution
(ESS) product on November 3, 1998. These two industry "firsts" offer customers a complete set of integrated systems to fabricate the copper interconnect portion of their devices and a facility in which to demonstrate and test a set of systems before installation in their fabs. The facility houses all technologies needed to make the copper interconnect, including systems not offered by the Company but needed for demonstration purposes. Some of the Company's new technologies being demonstrated in the center are: the Endura Electra Barrier/ Seed Cu(TM) system, the industry's first and current market-leading product to deposit the critical barrier/seed layers of the copper interconnect; an innovative "low k" dielectric material called Black Diamond; chemical mechanical polishing (CMP) of copper and barrier metals using the Company's Mirra(R) CMP system; and electroplating technology to fill the interconnect with bulk metal. The latter two technologies are in advanced stages of development and are expected to be introduced as products in fiscal 1999.

In addition to the Endura Electra Barrier/Seed Cu(TM) system, the Company introduced several new products in fiscal 1998 for the production of sub-0.25 micron devices, including: the Producer(TM), a new high-throughput platform for CVD applications; the SEMVision(TM) Defect Review Scanning Electron Microscope
(SEM) system, the first fully-automated defect review and classification SEM specifically designed for in-line operation within advanced semiconductor production lines; the WF-73X series defect detection and classification systems for rapid yield ramping and high-throughput in-line monitoring; and the RTP (rapid thermal processing) XEplus(TM) Centura, an enhanced version of the Company's RTP system with an accelerating, highly controlled temperature ramp rate for forming ultra-shallow junctions. The Company also introduced numerous process and technology advancements to existing products during fiscal 1998, and development continued on a wide range of products using 300mm wafers in anticipation of future customer processing requirements. However, over the course of fiscal 1998, and particularly in the second half, the Company's 300mm product development efforts were reduced significantly to reflect the semiconductor industry's decision to slow migration to 300mm wafer processing. The success of these new and enhanced products in the market has yet to be determined (see "Trends, Risks and Uncertainties").
--------------------------------------------------------------------------------

MARKETING, SELLING, GENERAL AND ADMINISTRATIVE

Marketing, selling, general and administrative expenses as a percentage of net sales increased from 13.0 percent for fiscal 1996, to 13.9 percent for fiscal 1997 and 14.7 percent for fiscal 1998. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets and to increase customer awareness of new products and services. Administrative expenses have increased during each of the last three fiscal years to support the Company's revenue and headcount levels, to improve information technology capability and to protect the Company's intellectual property rights.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS Applied Materials 33


NON-RECURRING ITEMS

Non-recurring operating expense items do not include litigation settlements and costs associated with Applied Komatsu Technology, Inc. (AKT) (see "Litigation Settlements" and "AKT Joint Venture" below). Non-recurring operating expense items for fiscal 1996, 1997 and 1998 included the following:

                                                    1996          1997           1998
-------------------------------------------------------------------------------------
(In thousands)
Acquired in-process research and development         $--       $59,500        $32,227
Write-down of impaired assets                         --            --         70,000
Restructuring                                     25,100            --        135,000
Bad debt expense                                      --        16,318             --
-------------------------------------------------------------------------------------
                                                 $25,100       $75,818       $237,227
-------------------------------------------------------------------------------------


ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT During the first fiscal quarter of 1997, the Company acquired two companies, Opal, Inc. (Opal) and Orbot Instruments, Ltd. (Orbot), in separate transactions for $293 million, consisting primarily of cash, and recognized $59.5 million of acquired in-process research and development expense. With the exception of this charge, the transactions did not have a material effect on the Company's results of operations for fiscal 1997. During fiscal 1998, the Company determined that certain intangible assets recorded in connection with these acquisitions were impaired (see "Write-down of Impaired Assets" below). There can be no assurance that the Company will not incur additional charges in connection with these or other acquisitions (see "Trends, Risks and Uncertainties").

During the first fiscal quarter of 1998, the Company entered into an agreement with Trikon Technologies, Inc. for a non-exclusive, worldwide, perpetual license of MORI(TM) plasma source and Forcefill(TM) deposition technology. Because the development of this technology had not yet reached technological feasibility at the time of its acquisition and had no alternative future use, the Company recognized $32 million, including transaction costs, of acquired in-process research and development expense at the time of its acquisition.

WRITE-DOWN OF IMPAIRED ASSETS During the fourth fiscal quarter of 1998, the Company determined that the carrying value of certain purchased technology exceeded its net realizable value as a result of rapid changes in technology and a reduced demand outlook caused by significant changes in business conditions. This determination was supported by the results of an independent analysis prepared by a nationally-recognized valuation firm. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company recorded a pre-tax charge of $70 million for this impairment in asset value.

RESTRUCTURING During the fourth fiscal quarter of 1996, the Company recorded a pre-tax restructuring charge of $25 million in connection with a reduction of its workforce and related consolidation of facilities. These actions were taken in response to a downturn in the semiconductor industry.

During fiscal 1998, the Company recorded a pre-tax restructuring charge of $135 million, consisting of $75 million for headcount reductions and $60 million for consolidation of facilities and related fixed assets. These restructuring actions occurred in the Company's third and fourth fiscal quarters, and were taken to align the Company's cost structure with prevailing market conditions and to create a more flexible and efficient organization that is well-positioned for an industry recovery. During the third fiscal quarter of 1998, the Company completed a voluntary separation plan that resulted in a headcount reduction of approximately 800 employees, or six percent of its global workforce, for a cost of $25 million. The majority of employees who terminated employment were located in California and Texas. During the fourth fiscal quarter of 1998, the Company eliminated approximately 2,000 additional positions, or 15 percent of its global workforce, for a cost of $50 million. Approximately 1,350 of these positions were eliminated in California and Texas, with the remainder being eliminated from other locations worldwide.

34   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


Total cash outlays for fiscal 1998 restructuring activities will be $105 million. The remaining $30 million of restructuring costs consists of non-cash charges primarily for asset write-offs. During fiscal 1998, $42 million of cash was used for restructuring costs. The majority of the remaining cash outlays of $63 million is expected to occur in fiscal 1999 (see Note 7 of Notes to Consolidated Financial Statements).

BAD DEBT EXPENSE During fiscal 1997, the Company determined that its outstanding accounts receivable balance from Thailand-based Submicron Technology PCL (SMT) was not collectible. Therefore, the Company repossessed systems previously sold to SMT and recorded $16 million of bad debt expense.
--------------------------------------------------------------------------------

LITIGATION SETTLEMENTS

During fiscal 1997, the Company settled certain outstanding litigation with Novellus Systems, Inc. (Novellus) and General Signal Corporation (GSC). In connection with the Novellus settlement, the Company received $80 million in damages for past patent infringement, and was awarded the right to receive ongoing royalties for certain system shipments subsequent to the date of the settlement. In connection with the GSC settlement, the Company paid $11 million and acquired ownership from GSC of five patents regarding "cluster tool" architecture.

During the first fiscal quarter of 1998, the Company settled all outstanding patent litigation with ASM International N.V. (ASM). As a result of this settlement, the Company received a convertible note for $80 million, against which $15 million was collected in November 1997. Because of the impact of the current industry downturn on ASM's financial condition and liquidity, ASM was not able to pay the $65 million remaining balance at the maturity date. Therefore, the Company determined based on known facts and circumstances that collection of the note was doubtful, and recorded, for the fourth fiscal quarter of 1998, a $65 million pre-tax charge to fully reserve the outstanding note. The net effect of the ASM settlement is $15 million of non-operating income for fiscal 1998. Subsequent to the end of fiscal 1998, ASM secured financing and made a partial payment to the Company (see "Subsequent Events"). ASM is also required, as part of the litigation settlement, to pay ongoing royalties for certain system shipments subsequent to the date of the settlement. Ongoing royalties have not been, and are not expected to be, material.
--------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense was $21 million for fiscal 1996 and fiscal 1997, and $45 million for fiscal 1998. There was not a significant change in interest expense from fiscal 1996 to fiscal 1997 since the Company's outstanding weighted average interest-bearing obligations and interest rates did not change significantly during these periods. The increase from fiscal 1997 to fiscal 1998 is primarily the result of interest expense associated with $400 million of debt issued by the Company during the fourth fiscal quarter of 1997.
--------------------------------------------------------------------------------

INTEREST INCOME

Interest income was $40 million for fiscal 1996, $60 million for fiscal 1997 and $80 million for fiscal 1998. The increases from year to year can be attributed primarily to higher average cash and investment balances.
--------------------------------------------------------------------------------

TAX RATE

The Company's effective income tax rate was 35 percent for fiscal 1996, 37.6 percent for fiscal 1997 and 34 percent for fiscal 1998. The 37.6 percent effective income tax rate for fiscal 1997 was higher than the expected rate of 35 percent due to the non-deductible nature of a $59.5 million charge for acquired in-process research and development. The reduction to a 34 percent effective income tax rate for fiscal 1998 is attributable to several factors, including a reduction in state income taxes, U.S.-based income tax credits and a shift in the geographic composition of pre-tax income to entities operating in countries with lower tax rates.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   35


AKT JOINT VENTURE

The Company has a 50 percent ownership interest in AKT, a joint venture corporation that develops thin film transistor manufacturing systems for Flat Panel Displays. The Company accounts for the joint venture using the equity method. During the fourth fiscal quarter of 1998, the Company decided to discontinue the operations of AKT. The operations of AKT will be wound down over a period not to exceed twelve months from the date of the decision to discontinue operations. As a result of this decision, AKT has stopped selling PVD and Etch systems and has ceased development efforts on new and next generation systems and technology. AKT will continue to offer its existing CVD product line for sale and will also provide existing customers with ongoing system support. The Company expects to provide a maximum of $27.5 million of funding to AKT, $20 million of which had already been provided as of the end of fiscal 1998, and has also guaranteed approximately $20 million of AKT's bank debt. The Company believes it has sufficient reserves for the potential financial effects of its funding expectations and debt guarantee.

The Company recorded, for its fourth fiscal quarter of 1998, after-tax costs of $58 million, consisting of $18 million for the Company's share of AKT's net losses prior to the decision to discontinue AKT's operations and $40 million for net expenses and other obligations expected to be incurred during the wind-down period. There can be no assurance that the Company will not incur additional costs associated with the discontinuance of AKT's operations.
--------------------------------------------------------------------------------

FOREIGN CURRENCY

Significant operations of the Company are conducted in foreign currencies, primarily Japanese yen. Forward exchange and currency option contracts are purchased to hedge certain existing firm commitments and foreign currency denominated transactions expected to occur within twelve months. Gains and losses on these contracts are recognized in income when the related transactions being hedged are recognized. Because the effect of movements in currency exchange rates on forward exchange and currency option contracts generally offsets the related effect on the underlying items being hedged, these financial instruments are not expected to subject the Company to risks that would otherwise result from changes in currency exchange rates. The Company does not use derivative financial instruments for trading or speculative purposes. Net foreign currency gains and losses did not have a significant effect on the Company's results of operations for fiscal 1996, 1997 or 1998.
--------------------------------------------------------------------------------

SUBSEQUENT EVENTS

ACQUISITION

On October 12, 1998, the Company announced that it entered into an agreement to acquire Consilium, Inc. (Consilium), a leading independent supplier of integrated semiconductor and electronics manufacturing execution systems software and services, in a stock-for-stock merger. The acquisition was consummated on December 11, 1998, and will be accounted for as a pooling of interests. Each share of Consilium's stock was exchanged for 0.165 of a share of the Company's common stock. The Company expects to issue approximately 2 million shares of its common stock to complete this transaction. Consilium's historical financial condition and results of operations are not material in relation to the Company's historical financial condition and results of operations.
--------------------------------------------------------------------------------

SUBSEQUENT PAYMENT FROM ASM

During the first fiscal quarter of 1999, and subsequent to the original maturity date of the note, the Company received a $20 million payment against its $65 million outstanding note receivable from ASM. The $65 million note receivable was fully reserved as of the end of fiscal 1998; accordingly, the $20 million cash receipt will be reported as pre-tax non-operating income for the first fiscal quarter of 1999. ASM's payment was made in accordance with a restructuring of ASM's obligations under a November 1997

36   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


litigation settlement agreement. Pursuant to the new agreement, ASM agreed to pay $20 million upon completion of the restructuring, $10 million on November 2, 1999 and $35 million no later than November 2, 2000. The Company will recognize income related to the remaining balance of the note receivable on a cash receipts basis going forward. Certain other obligations of ASM were also modified; however, these modifications are not expected to be material to the Company's financial condition or results of operations.
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in the first fiscal quarter of 1999.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS 131, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. The Company is currently assessing the disclosure effects of adopting SFAS 131, which will be effective for the Company's fiscal 1999.

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 does not change the measurement or recognition of such plans, but does standardize the disclosure requirements for pensions and other postretirement benefits to the extent practicable. SFAS 132 also requires disclosure of additional information about changes in benefit obligations and fair values of plan assets, and eliminates certain other disclosures that were previously required. The Company will be required to adopt SFAS 132 in fiscal 1999.

In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance regarding whether computer software is internal-use software, the capitalization of costs incurred for computer software developed or obtained for internal use and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Company does not expect the impact of adopting SOP 98-1, which will be effective for the Company's fiscal 2000, to be material to its financial condition or results of operations.

In April 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires companies to expense start-up and organization costs as incurred. SOP 98-5 broadly defines start-up activities and provides examples to help entities determine costs that are and are not within the scope of SOP 98-5. SOP 98-5 will be effective for the Company's fiscal 2000, and its initial application will be reported as a cumulative effect of a change in accounting principle. The Company does not expect the impact of adopting SOP 98-5 to be material to its financial condition or results of operations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. The Company is in the process of assessing the effect of adopting SFAS 133, which will be effective for the Company's fiscal 2000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   37


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong, as the ratio of current assets to current liabilities improved from 2.7:1 at October 26, 1997 to 3.1:1 at October 25, 1998. The Company increased its cash, cash equivalents and short-term investments from $1.5 billion at October 26, 1997 to $1.8 billion at October 25, 1998.

The Company generated $692 million of cash from continuing operations in fiscal 1996, $702 million in fiscal 1997 and $816 million in fiscal 1998. The primary sources of cash from continuing operations in fiscal 1998 were net income (plus non-cash charges for one-time items, depreciation and amortization) of $676 million and decreases of $332 million in accounts receivable and $134 million in inventories. These sources were partially offset by an increase of $49 million in net deferred tax assets and decreases of $159 million in accounts payable and accrued expenses and $106 million in income taxes payable.

The Company used $603 million of cash for investing activities in fiscal 1996, $1.0 billion in fiscal 1997 and $574 million in fiscal 1998. Cash used for investing activities in fiscal 1996 was for capital expenditures and net purchases of short-term investments. Cash used for investing activities in fiscal 1997 was for the acquisitions of Opal and Orbot, capital expenditures and net purchases of short-term investments. Cash used for investing activities in fiscal 1998 was primarily for net purchases of short-term investments ($93 million) and property, plant and equipment ($449 million), as well as the acquisition of licensed technology ($32 million).

The Company generated $30 million of cash from financing activities in fiscal 1996, $391 million in fiscal 1997, and used $123 million in fiscal 1998. The primary sources of cash from financing activities in fiscal 1996 were net borrowings of $27 million and proceeds from stock issuances of $40 million, which were partially offset by stock repurchases of $37 million. The primary source of cash from financing activities in fiscal 1997 was the issuance of $400 million of senior notes payable, which was partially offset by stock repurchases and the early retirement of certain long-term debt. Cash used for financing activities in fiscal 1998 was primarily for stock repurchases of $153 million and net debt repayments of $64 million, which were partially offset by net proceeds from stock issuances of $94 million.

In March 1996, the Board of Directors authorized the Company to systematically repurchase up to 5,000,000 shares of its common stock in the open market through February 1999 to reduce the dilution from the Company's stock-based employee benefit and incentive plans. In December 1997, the Board of Directors rescinded the limitation on the number of shares and extended the authorization to March 2001. In fiscal 1996, the Company repurchased 2,370,000 shares of its common stock at an average price of $15.63 per share, for a total cash outlay of $37 million. In fiscal 1997, the Company repurchased 2,654,000 shares of its common stock at an average price of $29.46 per share, for a total cash outlay of $78 million. In fiscal 1998, the Company repurchased 4,863,000 shares of its common stock at an average price of $31.53 per share, for a total cash outlay of $153 million.

38   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


At October 25, 1998, the Company's principal sources of liquidity consisted of $1.8 billion of cash, cash equivalents and short-term investments, and approximately $600 million of available credit facilities. The Company has a $250 million revolving line of credit agreement that expires in March 1999 and a $250 million credit agreement that expires in March 2003; no amounts were outstanding under these agreements at the end of any fiscal year presented. The remaining credit facilities of $100 million are primarily with Japanese and European banks at rates indexed to their prime reference rate. In addition to cash and available credit facilities, the Company may from time to time raise additional capital in the debt and equity markets. The Company's liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and borrowing capability, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.
--------------------------------------------------------------------------------

TRENDS, RISKS AND UNCERTAINTIES

INDUSTRY VOLATILITY

The semiconductor equipment industry has historically been cyclical and subject to sudden changes in supply and demand. The timing, length and severity of these cycles are difficult to predict. During periods of reduced and declining demand, the Company must be able to quickly and effectively align its cost structure with prevailing market conditions, and motivate and retain key employees. During periods of rapid growth, the Company must be able to acquire and/or develop sufficient manufacturing capacity to meet customer demand, and hire and assimilate a sufficient number of qualified people. There can be no assurance that the Company will be able to align its cost structure quickly, motivate or retain key employees, acquire or develop sufficient manufacturing capacity or assimilate a sufficient number of qualified people during these industry cycles.

The semiconductor industry was in a severe downturn as of the end of the Company's fiscal 1998. In response to this industry downturn, the Company has taken a number of actions intended to align its cost structure with prevailing market conditions. Most recently, on October 23, 1998, the Company announced the completion of a restructuring plan whereby approximately 2,000 positions, or 15 percent of the Company's global workforce, were eliminated, and plans to consolidate facilities and related fixed assets were developed. During the third fiscal quarter of 1998, the Company completed a voluntary separation plan and developed plans to consolidate certain facilities. In connection with these two restructuring events, the Company incurred a pre-tax restructuring charge of $135 million, consisting of $75 million for headcount reductions and $60 million for consolidation of facilities and related fixed assets. The Company has also significantly restricted new hiring and utilized mandatory shutdown days in an effort to reduce costs. There can be no assurance that these actions have sufficiently aligned the Company's cost structure with prevailing market conditions.
--------------------------------------------------------------------------------

DRAM OVERCAPACITY AND DEMAND SHIFTS IN THE PC INDUSTRY

The semiconductor industry is currently characterized by excess production capacity for DRAM devices, which has caused semiconductor manufacturers to decrease capital spending. In the PC market, a shift in demand from more expensive, high-performance products to lower-priced products (sub-$1,000 PCs) has resulted in reduced profitability for semiconductor manufacturers. Therefore, during fiscal 1998, many of the Company's customers delayed or decreased their purchases of the Company's products. Continued DRAM overcapacity and strengthening demand for sub-$1,000 PCs could cause further delays or decreased demand for the Company's products.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   39


JAPANESE AND KOREAN ECONOMIES

Japan and Korea continue to experience banking, currency and other difficulties that are contributing to economic slowdowns or recessions in those countries. They also do not appear to be responding quickly to significant efforts to stimulate their economies. If these economies remain stagnant or continue to deteriorate, capital investment by Japanese and Korean customers could decrease from current levels. As a result of these negative economic conditions, combined with the industry uncertainties discussed above, customers in Japan and Korea canceled or delayed a significant amount of orders for the Company's products in fiscal 1998 and may cancel or delay additional orders in the future. For fiscal 1998, new orders from, and net sales to, customers located in Japan and Korea were 20 percent and 21 percent, respectively, of the Company's totals. If the economies of Japan and Korea remain stagnant or deteriorate further, the economies of other countries, particularly those in Asia, could also be negatively affected, possibly resulting in a material adverse effect on the Company's business, financial condition and results of operations.
--------------------------------------------------------------------------------

GLOBAL BUSINESS

The Company sells systems and provides services to customers located throughout the world. Managing global operations and sites located throughout the world presents challenges associated with, among other things, cultural diversities and organizational alignment. Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period. Periodic economic downturns, trade balance issues, political instability and fluctuations in interest and foreign currency exchange rates are all risks that could materially and adversely affect global product and service demand, and therefore, the Company's financial performance.
--------------------------------------------------------------------------------

HIGHLY COMPETITIVE INDUSTRY AND RAPID TECHNOLOGICAL CHANGE

The Company operates in a highly competitive industry characterized by increasingly rapid technological changes. For example, the Company was required to record, for its fourth fiscal quarter of 1998, a $70 million pre-tax write-down of purchased technology that was acquired in connection with a January 1997 acquisition. The value of this asset was impaired primarily as the result of rapid changes in technology between January 1997 and September 1998 that, together with significant changes in business conditions, contributed to a reduced demand outlook for products incorporating this technology.

The Company's competitive advantage and future success depend on its ability to develop new products and technologies and to: develop new markets in the semiconductor industry for its products and services; introduce new products to the marketplace on a timely basis; qualify new products with its customers; and commence production to meet customer demands.

New products and technologies include those for copper interconnect, production of 300mm wafers and 0.25 micron and below devices. The introduction of new products and technologies grows increasingly complex over time. If the Company does not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, its financial condition and results of operations could be materially and adversely affected.
--------------------------------------------------------------------------------

ACQUISITIONS

As part of its business strategy, the Company has made and expects to make acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to: difficulties and increased costs in connection with integration of the operations, technologies, and products of the acquired companies; possible write-downs of impaired assets; diverting management attention from normal daily operations; and the potential loss of key employees of the acquired companies. The inability to effectively manage these risks could materially and adversely affect the Company's business, financial condition and results of operations.

40   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


AKT JOINT VENTURE

The Company has a 50 percent ownership interest in AKT, a joint venture corporation that develops thin film transistor manufacturing systems for Flat Panel Displays. The Company accounts for the joint venture using the equity method. During the fourth fiscal quarter of 1998, the Company decided to discontinue the operations of AKT. The operations of AKT will be wound down over a period not to exceed twelve months from the date of the decision to discontinue operations. As a result of this decision, AKT has stopped selling PVD and Etch systems and has ceased development efforts on new and next generation systems and technology. AKT will continue to offer its existing CVD product line for sale and will also provide existing customers with ongoing system support. The Company expects to provide a maximum of $27.5 million of funding to AKT, $20 million of which had already been provided as of the end of fiscal 1998, and has also guaranteed approximately $20 million of AKT's bank debt. The Company believes it has sufficient reserves for the potential financial effects of its funding expectations and debt guarantee.

The Company recorded, for its fourth fiscal quarter of 1998, after-tax costs of $58 million, consisting of $18 million for the Company's share of AKT's net losses prior to the decision to discontinue AKT's operations and $40 million for net expenses and other obligations expected to be incurred during the wind-down period. There can be no assurance that the Company will not incur additional costs associated with the discontinuance of AKT's operations.
--------------------------------------------------------------------------------

DEPENDENCE UPON KEY SUPPLIERS

The Company uses numerous suppliers to supply parts, components and subassemblies (collectively, "parts") for the manufacture and support of its products. Although the Company makes reasonable efforts to ensure that parts are available from multiple suppliers, this is not always possible; accordingly, certain key parts are obtained from a single supplier or a limited group of suppliers. These suppliers are, in some cases, thinly capitalized, independent companies that generate significant portions of their business from the Company and/or a small group of other companies in the semiconductor industry. The Company has sought and will continue to seek to minimize the risk of production and service interruptions and/or shortages of key parts by: 1) selecting and qualifying alternative suppliers for key parts; 2) monitoring the financial stability of key suppliers; and 3) maintaining appropriate inventories of key parts. There can be no assurance that the Company's results of operations will not be materially and adversely affected if, in the future, the Company does not receive sufficient parts to meet its requirements in a timely and cost-effective manner.
--------------------------------------------------------------------------------

BACKLOG

The Company's backlog decreased from $1.7 billion at October 26, 1997 to $917 million at October 25, 1998. The Company schedules production of its systems based upon order backlog and customer commitments. Backlog includes only orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. However, customers generally may delay delivery of products or cancel orders. Due to possible customer changes in delivery schedules and cancellation of orders, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period could have a material adverse effect on the Company's business, financial condition and results of operations.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   41


RISKS RELATED TO "YEAR 2000" COMPLIANCE

The Company has an initiative in place to address certain Year 2000 issues. The Company's Year 2000 Program Office focuses on four key readiness programs: 1) Internal Infrastructure Readiness, addressing internal hardware and software, including both information technology and non-information technology systems; 2) Supplier Readiness, addressing the preparedness of those suppliers providing material incorporated into the Company's products; 3) Product Readiness, addressing product functionality; and 4) Customer Readiness, addressing customer support and transactional activity. For each readiness area, the Company is systematically performing a global risk assessment, conducting testing and remediation (renovation and implementation), developing contingency plans to mitigate unknown risk, and communicating with employees, suppliers, customers and other third parties related to the Year 2000 problem.

INTERNAL INFRASTRUCTURE READINESS PROGRAM The Company, assisted by a third party, has completed an inventory of internal applications and information technology hardware and has commenced work on remediation strategies and testing. Some software applications have been made Year 2000 compliant, and resources have been assigned to address other applications based on their criticality and the time required to make them Year 2000 compliant. Readiness activities are intended to encompass all major categories of applications in use by the Company, including manufacturing, engineering, sales, finance and human resources. All software remediation is scheduled to be completed no later than July 1999. The Year 2000 compliance evaluation of hardware, including hubs, routers, telecommunication equipment, workstations and other items, is nearing completion. Upon completion of the evaluation, the Company plans to implement Year 2000 compliant versions of hardware, as required. In addition to applications and information technology hardware, the Company is in the process of assessing, testing and remediating its non-information technology systems, including embedded systems, facilities and other operations, such as financial, banking, security and utility systems. A contingency plan addressing issues related to the Company's internal infrastructure will be developed when ongoing testing and remediation activities are complete. Although the Company believes it is feasible to complete its evaluation and remediation efforts according to its current schedule, there can be no assurance that all such activities will be completed on time, or that such efforts will be successful.

SUPPLIER READINESS PROGRAM This program focuses on minimizing two areas of risk associated with suppliers: 1) a supplier's business capability to continue providing products and services; and 2) a supplier's product integrity. The Company has identified and contacted key suppliers based on their relative risks in these two areas. To date, the Company has received responses from over 90 percent of its key suppliers, most of which indicate that they believe the products provided to the Company are either Year 2000 compliant or will be made Year 2000 compliant on a timely basis. The responses received also indicate that most suppliers are in the process of developing or executing remediation plans to address Year 2000 issues that may affect the supplier's capability to continue providing products and services to the Company. Based on the Company's assessment of each supplier's progress to adequately address the Year 2000 issue, the Company expects to develop a supplier action list and contingency plans by April 1999. However, no assurance can be provided as to the effect or timely implementation of such action list or contingency plans, or that suppliers will effectively address their Year 2000 issues to enable them to continue providing the Company with products and services.

PRODUCT READINESS PROGRAM This program focuses on identifying and resolving Year 2000 issues existing in the Company's products. The program encompasses a number of activities, including testing, evaluation, engineering and manufacturing implementation. The Company has completed a Year 2000 readiness evaluation for over 95 percent of its current generation of released products based upon a series of testing scenarios. All testing and engineering activity for the Company's current generation of products is scheduled to be completed by the end of January 1999. The Company plans to ship all products Year 2000 ready by January 1999, to make Year 2000 retrofits available to customers during the first calendar quarter of 1999 and to have retrofits installed in the field by June 1999. The Company plans to make a contingency team available to address issues related to product readiness as a component of its Customer Readiness Program discussed below. However, the Company can make no assurance that product testing will identify all Year 2000 related issues or that the Company will effectively address all failures of the Company's products due to the Year 2000 problem.

42   Applied Materials   MANAGEMENT'S DISCUSSION AND ANALYSIS


CUSTOMER READINESS PROGRAM This program focuses on customer support issues, including the coordination of retrofit activity, testing existing customer electronic transaction capability, and providing other services to the Company's customers. Currently, in cooperation with its customers, the Company is assessing its products in use at customer sites, developing potential retrofit or upgrade programs, and offering assistance in making its products Year 2000 ready. The Company is also offering different upgrade packages for its products, including various parts, software and services in the form of "Year 2000 ready kits." Finally, the Customer Readiness Program plans to make a contingency team available, through the year 2000, to customers experiencing difficulty with the Company's products. There can be no assurance, however, that these activities will prevent or effectively address the occurrence of Year 2000 related problems in the Company's products in use at customer sites.

The Company estimates that total Year 2000 costs will range from $30 million to $50 million, the majority of which will be incurred by January 2000. This includes costs to support customer satisfaction programs and services. It does not include the cost of internal hardware and software that was to be replaced in the normal course of business but has been accelerated because of Year 2000 capability concerns. To date, Year 2000 costs incurred have either not been material or have been incurred in the normal course of business. The Company is continuing its assessments and developing alternatives that will require changes to this estimate over time. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the programs described in this section.

As discussed (see "Subsequent Events"), the Company completed an acquisition of Consilium in December 1998. Although the Company examined certain issues related to Consilium's Year 2000 readiness in connection with its due diligence examination of Consilium, the Company has not conducted a systematic assessment of Consilium's Year 2000 readiness in the same way that it has assessed its own readiness. Until the Company has completed an assessment of the Year 2000 readiness of Consilium's products, information technology and other systems, there can be no assurances concerning the Year 2000 readiness of Consilium's products and systems, the probability that remediation efforts directed to Consilium's products and systems will be successful, or the materiality of the costs of such assessment and remediation.

The programs described in this section are ongoing. Further, the Company has not yet identified all potential Year 2000 complications. Therefore, at this time, the Company cannot determine the potential impact of these complications and contingencies on the Company's financial condition and results of operations. If computer systems used by the Company or its suppliers, or the software applications used in systems manufactured and sold by the Company, fail or experience significant difficulties related to the Year 2000, the Company's financial condition and results of operations could be materially and adversely affected.
--------------------------------------------------------------------------------

FOREIGN CURRENCY

Significant operations of the Company are conducted in foreign currencies, primarily Japanese yen. The Company actively manages its exposure to changes in foreign currency exchange rates, but there can be no assurance that future changes in foreign currency exchange rates will not have a material and adverse effect on the Company's financial condition or results of operations.
--------------------------------------------------------------------------------

EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union are scheduled to establish fixed conversion rates between each of their existing sovereign currencies and the Single European Currency (the "euro"). The participating countries have agreed to adopt the euro as their common legal currency on

                   MANAGEMENT'S DISCUSSION AND ANALYSIS   Applied Materials   43


that date. The Company is currently evaluating issues raised by the introduction and initial implementation of the euro on January 1, 1999, and during the transition period through January 1, 2002. The Company anticipates that its internal systems that are likely to be affected by the initial implementation of the euro will be euro capable by January 1, 1999. The Company does not expect costs of system modifications to be material, nor does it expect the introduction and use of the euro to materially and adversely affect its financial condition or results of operations. The Company will continue to evaluate the impact of the euro introduction. There can be no assurance that affected systems will be euro capable by January 1, 1999, or that there will be no material effect to the Company.
--------------------------------------------------------------------------------

RISKS ASSOCIATED WITH LITIGATION

The Company and certain of its subsidiaries are currently involved in litigation regarding patent infringement, intellectual property rights, antitrust and other matters and could become involved in additional litigation in the future. The Company from time to time receives and makes inquiries with regard to possible patent infringement, and is subject to various other legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources. There can be no assurance regarding the outcome of current or future litigation or patent infringement inquiries. See
Note 13 of Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

MARKET RISK DISCLOSURE

INTEREST RATE RISK

As of October 25, 1998, the Company's investment portfolio includes fixed-income securities of $1.4 billion. These securities are subject to interest rate risk, and will decline in value if interest rates increase. Due to the short duration of the Company's investment portfolio, an immediate 10 percent increase in interest rates would not have a material effect on the Company's financial condition or results of operations.

The Company's long-term debt bears interest at fixed rates; therefore, the Company's results of operations would only be affected by interest rate changes to the extent that variable rate short-term notes payable are outstanding. Due to the short-term nature and insignificant amount of the Company's notes payable, an immediate 10 percent change in interest rates would not have a material effect on the Company's results of operations over the next fiscal year.
--------------------------------------------------------------------------------

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company uses financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Forward exchange contracts are denominated in the same currency as the underlying transaction (primarily Japanese yen and British pounds), and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. As of October 25, 1998, the majority of the Company's outstanding forward exchange contracts are marked to market (see Note 2 of Notes to Consolidated Financial Statements), as are the underlying transactions being hedged; therefore, the impact of exchange rate changes on the forward contracts will be substantially offset by the impact of such changes on the underlying transactions. The effect of an immediate 10 percent change in exchange rates on the forward exchange contracts and the underlying hedged positions denominated in Japanese yen and British pounds would not be material to the Company's financial condition or results of operations. The Company's downside risk with respect to currency option contracts (Japanese yen) is limited to the premium paid for the right to exercise the option. Premiums paid for options outstanding as of October 25, 1998 were not material.

44   Applied Materials   CONSOLIDATED STATEMENTS OF OPERATIONS


Fiscal year ended                                       1996          1997           1998
-------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net sales                                           $4,144,817    $4,074,275     $4,041,687
Cost of products sold                                2,195,078     2,173,350      2,178,531
-------------------------------------------------------------------------------------------
Gross margin                                         1,949,739     1,900,925      1,863,156
Operating expenses:
Research, development and engineering                  481,394       567,612        643,852
    Marketing and selling                              313,631       314,381        321,606
    General and administrative                         226,063       252,214        272,109
    Non-recurring items                                 25,100        75,818        237,227
-------------------------------------------------------------------------------------------
Income from operations                                 903,551       690,900        388,362
Income from litigation settlements, net                     --        69,000         15,000
Interest expense                                        20,733        20,705         45,309
Interest income                                         39,618        59,726         79,780
-------------------------------------------------------------------------------------------
Income from continuing operations before taxes         922,436       798,921        437,833
Provision for income taxes                             322,851       300,447        148,863
-------------------------------------------------------------------------------------------
Income from continuing operations                      599,585       498,474        288,970
Discontinued operations:
        Equity in net loss of joint venture                 --            --        (17,911)
        Provision for discontinued operations
           of joint venture                                 --            --        (40,157)
--------------------------------------------------------------------------------------------
Net income                                            $599,585      $498,474       $230,902
-------------------------------------------------------------------------------------------
Earnings per share:
    Basic--continuing operations                         $1.67         $1.37          $0.79
    Basic--discontinued operations                          --            --          (0.16)
--------------------------------------------------------------------------------------------
        Total basic                                      $1.67         $1.37          $0.63
-------------------------------------------------------------------------------------------
    Diluted--continuing operations                       $1.63         $1.32          $0.76
    Diluted--discontinued operations                        --            --          (0.15)
--------------------------------------------------------------------------------------------
        Total diluted                                    $1.63         $1.32          $0.61
Weighted average number of shares:
    Basic                                              359,104       363,542        366,849
    Diluted                                            367,214       377,838        378,508
--------------------------------------------------------------------------------------------



        See accompanying notes to the consolidated financial statements.

                            CONSOLIDATED BALANCE SHEETS   Applied Materials   45


Fiscal year ended                                                                     1997           1998
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
ASSETS
Current assets:
    Cash and cash equivalents                                                     $448,043       $575,205
    Short-term investments                                                       1,094,912      1,188,351
    Accounts receivable, less allowance for doubtful accounts of
        $5,578 and $630                                                          1,110,885        764,472
    Inventories                                                                    686,451        555,881
    Deferred income taxes                                                          324,568        337,906
    Other current assets                                                           105,498         97,140
---------------------------------------------------------------------------------------------------------
Total current assets                                                             3,770,357      3,518,955
Property, plant and equipment, net of accumulated depreciation                   1,066,053      1,261,520
Other assets                                                                       234,356        149,217
---------------------------------------------------------------------------------------------------------
Total assets                                                                    $5,070,766     $4,929,692
=========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable                                                                  $55,943           $644
    Current portion of long-term debt                                               10,563          7,367
    Accounts payable and accrued expenses                                        1,157,808      1,041,341
    Income taxes payable                                                           177,774         68,974
---------------------------------------------------------------------------------------------------------
Total current liabilities                                                        1,402,088      1,118,326
Long-term debt                                                                     623,090        616,572
Deferred income taxes                                                               47,177         11,341
Other liabilities                                                                   56,240         62,832
---------------------------------------------------------------------------------------------------------
Total liabilities                                                                2,128,595      1,809,071
---------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                           --             --
Stockholders' equity:
    Preferred stock; $.01 par value per share; 1,000 shares authorized;
        no shares issued                                                                --             --
    Common stock; $.01 par value per share; 1,100,000 shares authorized;
        367,250 and 367,864 shares outstanding                                       3,672          3,679
    Additional paid-in capital                                                     850,902        792,145
    Retained earnings                                                            2,098,038      2,328,940
    Cumulative translation adjustments                                             (10,441)        (4,143)
---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       2,942,171      3,120,621
---------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                      $5,070,766     $4,929,692
=========================================================================================================



        See accompanying notes to the consolidated financial statements.

46   Applied Materials   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                      Common Stock
---------------------------------------------------------------------------------------------------------
                                                          Additional               Cumulative
                                                            Paid-In     Retained   Translation
                                   Shares       Amount      Capital     Earnings   Adjustments    Total
---------------------------------------------------------------------------------------------------------
(In thousands)
Balance at October 29, 1995        358,556      $3,586     $758,263     $999,979     $21,675   $1,783,503
    Net issuance under stock
        plans, including tax
        benefits of $11,894          4,284          43       40,338           --          --       40,381
    Stock repurchases               (2,370)        (24)     (37,028)          --          --      (37,052)
    Translation adjustments             --          --           --           --     (15,992)     (15,992)
    Net income                          --          --           --      599,585          --      599,585
---------------------------------------------------------------------------------------------------------
Balance at October 27, 1996        360,470       3,605      761,573    1,599,564       5,683    2,370,425
    Net issuance under stock
        plans, including tax
        benefits of $82,543          9,434          94      167,499           --          --      167,593
    Stock repurchases               (2,654)        (27)     (78,170)          --          --      (78,197)
    Translation adjustments             --          --           --           --     (16,124)     (16,124)
    Net income                          --          --           --      498,474          --      498,474
---------------------------------------------------------------------------------------------------------
Balance at October 26, 1997        367,250       3,672      850,902    2,098,038     (10,441)   2,942,171
    Net issuance under stock
        plans, including tax
        benefits of $26,112          5,477          55       94,527           --          --       94,582
    Stock repurchases               (4,863)        (48)    (153,284)          --          --     (153,332)
    Translation adjustments             --          --           --           --       6,298        6,298
    Net income                          --          --           --      230,902          --      230,902
---------------------------------------------------------------------------------------------------------
Balance at October 25, 1998        367,864      $3,679     $792,145   $2,328,940     $(4,143)  $3,120,621
=========================================================================================================


       See accompanying notes to the consolidated financial statements.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS   Applied Materials   47


Fiscal year ended                                                       1996          1997           1998
---------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
    Net income                                                      $599,585       $498,474      $230,902
    Loss from discontinued operations:
        Equity in net loss of joint venture                               --             --        17,911
        Provision for discontinued operations of joint venture            --             --        40,157
    Adjustments required to reconcile income from continuing
        operations to cash provided by continuing operations:
        Acquired in-process research and development expense              --         59,500        32,227
        Write-down of intangible assets                                   --             --        70,000
        Bad debt expense                                                  --         16,318            --
        Depreciation and amortization                                148,865        219,435       284,500
        Deferred income taxes                                        (85,852)       (52,543)      (49,400)
        Changes in assets and liabilities, net of amounts acquired:
           Accounts receivable                                       (43,789)      (332,047)      332,249
           Inventories                                               (60,036)      (171,201)      133,791
           Other current assets                                       23,369        (29,041)       (9,478)
           Other assets                                               (3,183)        (8,525)       (9,366)
           Accounts payable and accrued expenses                     167,346        352,540      (159,471)
           Income taxes payable                                      (73,938)       137,560      (106,142)
           Other liabilities                                          19,662         11,242         8,504
---------------------------------------------------------------------------------------------------------
Cash provided by continuing operations                               692,029        701,712       816,384
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures, net of retirements                        (452,535)      (339,364)     (448,607)
    Cash paid for acquisitions, net of cash acquired                      --       (246,333)          --
    Cash paid for licensed technology                                     --             --       (32,227)
    Proceeds from sales of short-term investments                    707,620        664,194       779,356
    Purchases of short-term investments                             (857,877)    (1,125,362)     (872,795)
---------------------------------------------------------------------------------------------------------
Cash used for investing                                             (602,792)    (1,046,865)     (574,273)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Short-term borrowings, net                                        22,360        (21,731)      (54,811)
    Long-term debt borrowings                                         29,832        407,568            --
    Long-term debt repayments                                        (25,164)       (67,372)       (9,422)
    Issuances of common stock, net                                    40,381        150,446        94,582
    Repurchases of common stock                                      (37,052)       (78,197)     (153,332)
---------------------------------------------------------------------------------------------------------
Cash provided by/(used for) financing                                 30,357        390,714      (122,983)
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                               (1,551)        (1,406)        8,034
---------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                118,043         44,155       127,162
Cash and cash equivalents--beginning of year                         285,845        403,888       448,043
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of year                              $403,888       $448,043      $575,205
=========================================================================================================

Cash payments for interest were $23,708, $18,802 and $46,296 in 1996, 1997 and 1998, respectively. Cash payments for income taxes were $429,651, $130,247 and $264,886 in 1996, 1997 and 1998, respectively. See accompanying notes to the consolidated financial statements.

48   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION The consolidated financial statements include the accounts of Applied Materials, Inc. and its subsidiaries (the Company) after elimination of intercompany balances and transactions. The Company's 50 percent joint venture investment in Applied Komatsu Technology, Inc. (AKT) is accounted for using the equity method, and is included in accounts payable and accrued expenses. The Company's fiscal years presented are the 52 week periods that ended on the last Sunday of October in each year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS All highly-liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. All of the Company's short-term investments are classified as available-for-sale as of the balance sheet dates. Investments classified as available-for-sale are recorded at fair value and any material temporary difference between an investment's cost and its fair value is presented as a separate component of stockholders' equity.

INVENTORIES Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for financial reporting purposes are as follows: buildings and improvements, 5 to 33 years; demonstration and manufacturing equipment, 3 to 5 years; and furniture, fixtures and other equipment, 3 to 15 years. Leasehold improvements are amortized over the shorter of five years or the lease term.

INTANGIBLE ASSETS Purchased technology and goodwill are presented at cost, net of accumulated amortization, and are being amortized using the straight-line method over their estimated useful lives of eight years.

LONG-LIVED ASSETS The Company reviews long-lived assets and certain identifiable intangible assets to be held and used, or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the impairment of long-lived assets, including purchased technology and goodwill, based upon the estimated future cash flows from these assets.

REVENUE RECOGNITION Revenue related to systems is generally recognized upon shipment, which usually precedes customer acceptance. A provision for the estimated future cost of system installation and warranty is recorded when revenue is recognized. Service revenue is generally recognized ratably over the period of the related contract.

DERIVATIVE FINANCIAL INSTRUMENTS The Company uses financial instruments such as forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency option contracts to hedge certain anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The terms of the currency instruments used are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. Gains and losses on forward exchange and option contracts are deferred and recognized in income when the related transactions being hedged are recognized. If the underlying transaction being hedged fails to occur, or occurs prior to the maturity of the financial instrument, the Company immediately recognizes the gain or loss on the associated financial instrument. Forward exchange contracts that have been marked to market are included in accounts payable and accrued expenses on the Company's consolidated balance sheet. To date, premiums paid for currency option contracts have not been material. The Company does not use derivative financial instruments for trading or speculative purposes.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   49


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

Subsidiaries located in Ireland, Italy, Israel, Korea, Taiwan, Southeast Asia and China use the U.S. dollar as their functional currency. Accordingly, assets and liabilities are translated using period-end exchange rates, except for inventories and property, plant and equipment, which are translated using historical rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical rates. The resulting translation gains and losses are included in income as they are incurred.

EMPLOYEE STOCK PLANS In accordance with the provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company may elect to continue to apply the provisions of Accounting Principles Board's Opinion No. 25 (ABP 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option and stock purchase plans, or adopt the fair value method of accounting prescribed by SFAS 123. The Company has elected to continue to account for its stock plans using APB 25, and therefore is generally not required to recognize compensation expense in connection with these plans. Companies that continue to use APB 25 are required to present, in the notes to the consolidated financial statements, the pro forma effects on reported net income and earnings per share as if compensation expense had been recognized based on the fair value of options granted (see Note 10 of Notes to Consolidated Financial Statements).

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

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.

EARNINGS PER SHARE The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," in the first fiscal quarter of 1998. Under the provisions of SFAS 128, primary earnings per share has been replaced by basic earnings per share, which does not include the dilutive effect of stock options in its calculation. In addition, fully diluted earnings per share has been replaced by diluted earnings per share. All prior period earnings per share amounts have been restated to reflect the requirements of SFAS 128. Basic earnings per share has been computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share has been computed using the weighted average number of common shares and equivalents (representing the dilutive effect of stock options) outstanding during the period. Net income has not been adjusted for any period presented for purposes of computing basic or diluted earnings per share.

For purposes of computing diluted earnings per share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's common stock for the period. For fiscal 1998, options to purchase approximately 4,091,000 shares of common stock at an average price of $36.91 were excluded from the computation.

50   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


RECLASSIFICATIONS Certain amounts prior to fiscal 1998 have been reclassified to conform to the 1998 financial statement presentation.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in the first fiscal quarter of 1999.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS 131, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. The Company is currently assessing the disclosure effects of adopting SFAS 131, which will be effective for the Company's fiscal 1999.

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 does not change the measurement or recognition of such plans, but does standardize the disclosure requirements for pensions and other postretirement benefits to the extent practicable. SFAS 132 also requires disclosure of additional information about changes in benefit obligations and fair values of plan assets, and eliminates certain other disclosures that were previously required. The Company will be required to adopt SFAS 132 in fiscal 1999.

In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance regarding whether computer software is internal-use software, the capitalization of costs incurred for computer software developed or obtained for internal use and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Company does not expect the impact of adopting SOP 98-1, which will be effective for the Company's fiscal 2000, to be material to its financial condition or results of operations.

In April 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires companies to expense start-up and organization costs as incurred. SOP 98-5 broadly defines start-up activities and provides examples to help entities determine costs that are and are not within the scope of SOP 98-5. SOP 98-5 will be effective for the Company's fiscal 2000, and its initial application is to be reported as the cumulative effect of a change in accounting principle. The Company does not expect the impact of adopting SOP 98-5 to be material to its financial condition or results of operations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. The Company is in the process of assessing the effect of adopting SFAS 133, which will be effective for the Company's fiscal 2000.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   51


NOTE 2 FINANCIAL INSTRUMENTS

INVESTMENTS At October 26, 1997 and October 25, 1998, the fair value of the Company's short-term investments approximated cost. Accordingly, temporary differences between the short-term investment portfolio's fair value and its cost have not been presented as a separate component of stockholders' equity. Information about short-term investments is as follows:

                                                                      1997           1998
-----------------------------------------------------------------------------------------
(In thousands)
Obligations of states and political subdivisions                  $218,689       $253,709
U.S. commercial paper, corporate bonds and medium-term notes       410,088        473,654
Bank certificates of deposit                                       233,794        138,053
U.S. treasury securities                                           176,764        211,094
Other debt securities                                               55,577        111,841
-----------------------------------------------------------------------------------------
                                                                $1,094,912     $1,188,351
-----------------------------------------------------------------------------------------


Investments in debt and equity securities of $218 million and $183 million are included in cash and cash equivalents at October 26, 1997 and October 25, 1998, respectively.

Information about the contractual maturities of short-term investments at October 25, 1998 is as follows:

                                                                Due After One
                                                  Due in One     Year Through     Due After
                                                 Year or Less     Three Years    Three Years       Total
---------------------------------------------------------------------------------------------------------
(In thousands)
Obligations of states and political subdivisions    $ 52,042        $134,397       $67,270       $253,709
U.S. commercial paper, corporate bonds and
medium-term notes                                    294,449         134,730        44,475        473,654
Bank certificates of deposit                         138,053              --            --        138,053
U.S. treasury securities                              73,729          17,447       119,918        211,094
Other debt securities                                 19,108          54,007        38,726        111,841
---------------------------------------------------------------------------------------------------------
                                                    $577,381        $340,581      $270,389     $1,188,351
---------------------------------------------------------------------------------------------------------


Gross unrealized holding gains and losses were not material as of October 26, 1997 or October 25, 1998. Gross realized gains and losses on sales of short-term investments were not material for the years ended October 27, 1996, October 26, 1997 or October 25, 1998. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities that is intended to be available to meet the Company's current cash requirements.

DERIVATIVE FINANCIAL INSTRUMENTS The notional amounts of derivative financial instruments as of October 26, 1997 and October 25, 1998 were as follows:

                                                                                          1997         1998
-------------------------------------------------------------------------------------------------------------
(In thousands)
Forward exchange contracts to sell U.S. dollars for foreign currency (primarily yen)    $224,956     $ 88,248
Forward exchange contracts to sell foreign currency (primarily yen) for U.S. dollars    $477,881     $274,326
Currency option contracts to sell Japanese yen for U.S. dollars                         $429,257     $189,380
Currency option contracts to sell U.S. dollars for British pounds                       $ 38,648     $     --
-------------------------------------------------------------------------------------------------------------


All forward exchange and currency option contracts outstanding as of October 25, 1998 have remaining maturities of less than one year. Management believes that these contracts should not subject the Company to undue risk from foreign exchange movements because gains and losses on these contracts generally offset gains and losses on the underlying assets, liabilities and transactions being hedged.

52   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FAIR VALUE OF FINANCIAL INSTRUMENTS For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, notes payable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on and off the balance sheets:


                                                              1997                         1998
---------------------------------------------------------------------------------------------------------
                                                      Carrying     Estimated      Carrying      Estimated
(In thousands)                                         Amount      Fair Value      Amount      Fair Value
---------------------------------------------------------------------------------------------------------
Long-term debt, including current portion             $633,653      $647,983      $623,939       $656,603
Forward exchange contracts:
    Sell foreign currency                             $491,796      $491,240      $241,517       $239,827
    Buy foreign currency                              $217,016      $216,779       $99,293        $99,293
Currency option contracts:
    Sell foreign currency                               $4,636       $10,337        $3,892           $202
    Buy foreign currency                                  $525          $351           $--            $--
---------------------------------------------------------------------------------------------------------


The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of forward exchange and currency option contracts is based on quoted market prices of comparable instruments.
--------------------------------------------------------------------------------

NOTE 3 BALANCE SHEET DETAIL

(In thousands)                                             1997           1998
--------------------------------------------------------------------------------
INVENTORIES:
Customer service spares                                  $207,938       $239,139
Raw materials                                             106,406         98,180
Work-in-process                                           256,737        126,533
Finished goods                                            115,370         92,029
--------------------------------------------------------------------------------
                                                         $686,451       $555,881
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                     $112,050       $125,467
Buildings and improvements                                561,803        712,740
Demonstration and manufacturing equipment                 398,588        501,648
Furniture, fixtures and other equipment                   329,178        384,069
Construction in progress                                  164,136        274,220
--------------------------------------------------------------------------------
                                                        1,565,755      1,998,144
--------------------------------------------------------------------------------
Accumulated depreciation                                 (499,702)      (736,624)
--------------------------------------------------------------------------------
                                                       $1,066,053     $1,261,520
--------------------------------------------------------------------------------
OTHER ASSETS:
Purchased technology, net                                $186,127        $91,218
Goodwill, net                                              13,438         11,614
Other                                                      34,791         46,385
--------------------------------------------------------------------------------
                                                         $234,356       $149,217
--------------------------------------------------------------------------------

ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
Accounts payable                                         $347,584       $182,616
Compensation and employee benefits                        219,384        185,391
Installation and warranty                                 216,962        179,742
Restructuring                                                 151         91,781
Other                                                     373,727        401,811
--------------------------------------------------------------------------------
                                                       $1,157,808     $1,041,341
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   53


NOTE 4 AKT JOINT VENTURE

In September 1993, the Company entered into an agreement with Komatsu, Ltd. to form AKT, a joint venture corporation that develops, manufactures and markets systems used to produce Flat Panel Displays (FPDs). The FPD market currently includes screens for laptop, notebook and palmtop computers, desktop monitors, digital/video cameras, portable televisions and instrument displays and may eventually include High Definition Television.

During the fourth fiscal quarter of 1998, the Company decided to discontinue the operations of AKT. The operations of AKT will be wound down over a period not to exceed twelve months from the date of the decision to discontinue operations. As a result of this decision, AKT has stopped selling PVD and Etch systems and has ceased development efforts on new and next generation systems and technology. AKT will continue to offer its existing CVD product line for sale and will also provide existing customers with ongoing system support. The Company expects to provide a maximum of $27.5 million of funding to AKT, $20 million of which had already been provided as of the end of fiscal 1998, and has also guaranteed approximately $20 million of AKT's bank debt. The Company believes it has sufficient reserves for the potential financial effects of its funding expectations and debt guarantee. The Company recorded, for its fourth fiscal quarter of 1998, after-tax costs of $58 million, consisting of $18 million for the Company's share of AKT's net losses prior to the decision to discontinue AKT's operations and $40 million for net expenses and other obligations expected to be incurred during the wind-down period. There can be no assurance that the Company will not incur additional costs associated with the discontinuance of AKT's operations.

Royalties received by the Company on AKT sales did not materially affect the Company's results of operations for fiscal 1996, 1997 or 1998.
--------------------------------------------------------------------------------

NOTE 5 NOTES PAYABLE

The Company has credit facilities for unsecured borrowings in various currencies up to $600 million, of which $500 million is a revolving credit agreement in the United States with a group of ten banks. This agreement consists of a $250 million revolving line of credit agreement that expires in March 1999 and a $250 million credit agreement that expires in March 2003. The agreement requires the Company to pay facility fees, allows for borrowings at various rates including the lead bank's prime reference rate and includes certain financial and other covenants with which the Company was in compliance as of October 25, 1998. No amount was outstanding under this agreement at the end of any fiscal year presented. The remaining $100 million of credit facilities is primarily with Japanese and European banks at rates indexed to their prime reference rate. At October 26, 1997, $56 million was outstanding under Japanese credit facilities at an average annual interest rate of 0.7 percent. At October 25, 1998, no material amounts were outstanding under these credit facilities.

54   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 LONG-TERM DEBT

Information with respect to the Company's long-term debt at October 26, 1997 and October 25, 1998 is as follows:

                                                                1997           1998
------------------------------------------------------------------------------------
(In thousands)

Japanese debt, 1.72%-4.85%, maturing 1999-2011                $60,653        $50,939
6.65-7.00% medium-term notes due 2000-2005,
    interest payable March 15 and September 15                 73,000         73,000
8% noncallable unsecured senior notes due 2004,
    interest payable March 1 and September 1                  100,000        100,000
6.75% noncallable unsecured senior notes due 2007,
    interest payable April 15 and October 15                  200,000        200,000
7.125% noncallable unsecured senior notes due 2017,
    interest payable April 15 and October 15                  200,000        200,000
------------------------------------------------------------------------------------
                                                              633,653        623,939
Current portion                                               (10,563)        (7,367)
------------------------------------------------------------------------------------
                                                             $623,090       $616,572
------------------------------------------------------------------------------------


$43 million of Japanese debt is secured by property and equipment having a net book value of approximately $63 million at October 25, 1998.

The Company has certain debt agreements containing covenants that limit additional borrowings by U.S. subsidiaries, liens placed on assets and certain sale and leaseback transactions. As of October 25, 1998, the Company was in compliance with all covenants.

As of October 25, 1998, aggregate debt maturities were as follows: $7 million in fiscal 1999; $37 million in fiscal 2000; $10 million in fiscal 2001; $5 million in fiscal 2002; $5 million in fiscal 2003; and $560 million thereafter.
--------------------------------------------------------------------------------

NOTE 7 NON-RECURRING ITEMS

Non-recurring operating expense items do not include litigation settlements and costs associated with AKT (see Note 8 and Note 4 of Notes to Consolidated Financial Statements). Non-recurring operating expense items for fiscal 1996, 1997 and 1998 included the following:

                                                      1996          1997           1998
----------------------------------------------------------------------------------------
(In thousands)
Acquired in-process research and development            $--       $59,500        $32,227
Write-down of impaired assets                            --            --         70,000
Restructuring                                        25,100            --        135,000
Bad debt expense                                         --        16,318             --
----------------------------------------------------------------------------------------
                                                    $25,100       $75,818       $237,227
----------------------------------------------------------------------------------------

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT During the first fiscal quarter of 1997, the Company acquired two companies, Opal, Inc. and Orbot Instruments, Ltd. (Orbot), in separate transactions for $293 million, consisting primarily of cash, and recognized $59.5 million of acquired in-process research and development expense. With the exception of this charge, the transactions did not have a material effect on the Company's results of operations for fiscal 1997. During fiscal 1998, the Company determined that certain intangible assets recorded in connection with these acquisitions were impaired (see "Write-down of Impaired Assets" below). There can be no assurance that the Company will not incur additional charges in connection with these or other acquisitions (see "Management's Discussion and Analysis--Trends, Risks and Uncertainties").

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   55


During the first fiscal quarter of 1998, the Company entered into an agreement with Trikon Technologies, Inc. for a non-exclusive, worldwide, perpetual license of MORI(TM) plasma source and Forcefill(TM) deposition technology. Because the development of this technology had not yet reached technological feasibility at the time of its acquisition and had no alternative future use, the Company recognized $32 million, including transaction costs, of acquired in-process research and development expense at the time of its acquisition.

WRITE-DOWN OF IMPAIRED ASSETS During the fourth fiscal quarter of 1998, the Company determined that the carrying value of certain purchased technology exceeded its net realizable value as a result of rapid changes in technology and a reduced demand outlook caused by significant changes in business conditions. This determination was supported by the results of an independent analysis prepared by a nationally-recognized valuation firm. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company recorded a pre-tax charge of $70 million for this impairment in asset value.

RESTRUCTURING During the fourth fiscal quarter of 1996, the Company recorded a pre-tax restructuring charge of $25 million in connection with a reduction of its workforce and related consolidation of facilities. These actions were taken in response to a downturn in the semiconductor industry.

During fiscal 1998, the Company recorded a pre-tax restructuring charge of $135 million, consisting of $75 million for headcount reductions and $60 million for consolidation of facilities and related fixed assets. These restructuring actions occurred in the Company's third and fourth fiscal quarters, and were taken to align the Company's cost structure with prevailing market conditions and to create a more flexible and efficient organization that is well-positioned for an industry recovery. During the third fiscal quarter of 1998, the Company completed a voluntary separation plan that resulted in a headcount reduction of approximately 800 employees, or six percent of its global workforce, for a cost of $25 million. The majority of employees who terminated employment were located in California and Texas. During the fourth fiscal quarter of 1998, the Company eliminated approximately 2,000 additional positions, or 15 percent of its global workforce, for a cost of $50 million. Approximately 1,350 of these positions were eliminated in California and Texas, with the remainder being eliminated from other locations worldwide.

Total cash outlays for fiscal 1998 restructuring activities will be $105 million. The remaining $30 million of restructuring costs consists of non-cash charges primarily for asset write-offs. During fiscal 1998, $42 million of cash was used for restructuring costs. The majority of the remaining cash outlays of $63 million is expected to occur in fiscal 1999.

Restructuring activity for fiscal 1998 was as follows:

                                           Severance
                                          and Benefits    Facilities       Total
---------------------------------------------------------------------------------
(In thousands)
Fiscal 1996 provision                        $19,329         $5,771       $25,100
Amount utilized in fiscal 1996               (13,238)          (348)      (13,586)
---------------------------------------------------------------------------------
Balance, October 27, 1996                      6,091          5,423        11,514
Amount utilized in fiscal 1997                (6,091)        (5,272)      (11,363)
---------------------------------------------------------------------------------
Balance, October 26, 1997                         --            151           151
Provision for fiscal 1998                     74,812         60,188       135,000
Amount utilized in fiscal 1998               (39,526)        (3,844)      (43,370)
---------------------------------------------------------------------------------
Balance, October 25, 1998                    $35,286        $56,495       $91,781
---------------------------------------------------------------------------------


BAD DEBT EXPENSE During fiscal 1997, the Company determined that its outstanding accounts receivable balance from Thailand-based Submicron Technology PCL (SMT) was not collectible. Therefore, the Company repossessed systems previously sold to SMT and recorded $16 million of bad debt expense.

56   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 LITIGATION SETTLEMENTS

During fiscal 1997, the Company settled certain outstanding litigation with Novellus Systems, Inc. (Novellus) and General Signal Corporation (GSC). In connection with the Novellus settlement, the Company received $80 million in damages for past patent infringement, and was awarded the right to receive ongoing royalties for certain system shipments subsequent to the date of the settlement. In connection with the GSC settlement, the Company paid $11 million and acquired ownership from GSC of five patents regarding "cluster tool" architecture.

During the first fiscal quarter of 1998, the Company settled all outstanding litigation with ASM International N.V. (ASM). As a result of this settlement, the Company received a convertible note for $80 million, against which $15 million was collected in November 1997. Because of the impact of the current industry downturn on ASM's financial condition and liquidity, ASM was not able to pay the $65 million remaining balance at the maturity date. Therefore, the Company determined based on known facts and circumstances that collection of the note was doubtful, and recorded, for the fourth fiscal quarter of 1998, a $65 million pre-tax charge to fully reserve the outstanding note. The net effect of the ASM settlement is $15 million of non-operating income for fiscal 1998. Subsequent to the end of fiscal 1998, ASM secured financing and made a partial payment to the Company (see Note 14 of Notes to Consolidated Financial Statements).
--------------------------------------------------------------------------------

NOTE 9 COMMON STOCK

STOCK REPURCHASE PROGRAM In March 1996, the Board of Directors authorized the Company to systematically repurchase up to 5,000,000 shares of its common stock in the open market through February 1999 to reduce the dilution from the Company's employee benefit and incentive plans such as the stock option and employee stock purchase plans. In December 1997, the Board of Directors rescinded the limitation on the number of shares and extended the authorization to March 2001. In fiscal 1996, 1,970,000 shares were repurchased under this plan at an average price of $14.97 per share. In fiscal 1997, 2,654,000 shares were repurchased under this plan at an average price of $29.46 per share. In fiscal 1998, 4,863,000 shares were repurchased under this plan at an average price of $31.53 per share.

The Company also repurchased 400,000 shares of its common stock in the open market in fiscal 1996 at an average price of $18.88 per share in accordance with a separate authorization from the Board of Directors to fund certain stock-based employee benefit plans.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   57


NOTE 10 EMPLOYEE BENEFIT PLANS

STOCK OPTIONS The Company grants options to key employees and non-employee directors to purchase shares of its common stock, at future dates, at the fair market value on the date of grant. Options generally vest over one to four years, and generally expire no later than seven years from the date of grant. There were 12,554,000, 12,445,000 and 12,762,000 shares available for grant at the end of fiscal 1996, 1997 and 1998, respectively. Stock option activity was as follows:


                                              Weighted                 Weighted                  Weighted
                                               Average                  Average                   Average
                                              Exercise                 Exercise                  Exercise
                                      1996      Price       1997         Price         1998        Price
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Outstanding, beginning of year       27,938     $10.51     30,564        $10.05       34,057       $15.16
Granted                              16,894      14.79     13,324         21.21       26,848        29.14
Exercised                            (3,074)      3.52     (7,744)         6.00       (4,041)        8.08
Canceled                            (11,194)     20.32     (2,087)        12.82       (4,231)       24.29
---------------------------------------------------------------------------------------------------------
Outstanding, end of year             30,564     $10.05     34,057        $15.16       52,633       $22.10
Exercisable, end of year              9,584     $ 5.53      8,298         $8.51       12,772       $13.46
---------------------------------------------------------------------------------------------------------


The following table summarizes information with respect to options outstanding and exercisable at October 25, 1998:

                                        Options Outstanding                Options Exercisable
---------------------------------------------------------------------------------------------------------
                                                      Weighted     Weighted Average              Weighted
                                                       Average        Remaining                   Average
                                      Number          Exercise       Contractual      Number     Exercise
Range of exercise prices            of Shares          Price        Life (In Years)  of Shares     Price
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
$0.01-$9.96                            4,209             $7.98             2.3         3,909       $ 7.95
$9.97-$19.93                          17,206             13.36             4.2         6,911        12.07
$19.94-$29.89                         17,350             25.63             6.3         1,194        23.84
$29.90-$39.85                         12,959             31.89             6.1           502        34.22
$39.86-$49.81                            909             45.99             5.7           256        46.27
---------------------------------------------------------------------------------------------------------
                                      52,633            $22.10             5.3        12,772       $13.46
---------------------------------------------------------------------------------------------------------


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

During the first fiscal quarter of 1998, the Company granted to each employee (excluding officers) an option to purchase 200 shares, for a total grant of approximately 2,900,000 shares. This grant was made in recognition of the Company's 30th anniversary. Also, later in fiscal 1998, the Company granted to each employee (excluding executives) an option to purchase 200 shares, for a total grant of approximately 2,500,000 shares. This grant was made to address employee morale and retention concerns in light of the prolonged industry downturn and necessary Company restructuring actions. Neither of these grants required stockholder approval.

EMPLOYEE STOCK PURCHASE PLAN The Company sponsors two employee stock purchase plans (ESPP) for the benefit of U.S. and international employees. The U.S. plan is qualified under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company's common stock through payroll deductions at a price equal to 85 percent of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ESPP are limited to 10 percent of

58   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


an employee's compensation, up to a maximum of $12,750, in any plan year. During fiscal 1996, 1997 and 1998, 771,346, 1,697,284 and 1,436,165 shares, respectively, were issued under the ESPP. As of October 25, 1998, 4,095,205 shares were reserved for future issuance under the ESPP.

STOCK-BASED COMPENSATION The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for any of the Company's stock option plans. If compensation cost for the Company's stock option plan and ESPP had been determined based on the grant date fair value for awards in fiscal 1996, 1997 and 1998 consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   1996          1997          1998
-------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net income as reported                           $599,585      $498,474      $230,902
Pro forma net income                             $589,750      $466,395      $146,094
Earnings per share as reported:
    Basic                                           $1.67         $1.37         $0.63
    Diluted                                         $1.63         $1.32         $0.61
Pro forma earnings per share:
    Basic                                           $1.64         $1.28         $0.40
    Diluted                                         $1.61         $1.23         $0.39
-------------------------------------------------------------------------------------

The effects on the above pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Since SFAS 123 is applicable only to stock options granted subsequent to December 15, 1995, the pro forma effects will not be fully reflected until fiscal 2000.

In calculating pro forma compensation, the fair value of each stock option grant and stock purchase right is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for stock option and ESPP grants in fiscal 1996, 1997 and 1998:

                                             Stock Options                                ESPP
---------------------------------------------------------------------------------------------------------
                                    1996          1997           1998        1996         1997       1998
---------------------------------------------------------------------------------------------------------
Dividend yield                      None          None           None        None         None       None
Expected volatility                  55%           55%            55%         55%          55%        55%
Risk free interest rate            6.11%         6.27%          5.33%       6.01%        6.39%      5.93%
Expected lives                       3.6           3.6            3.7          .5           .5         .5
---------------------------------------------------------------------------------------------------------

Using the Black-Scholes option-pricing model, the weighted average estimated fair value of employee stock options granted was $6.78 in fiscal 1996, $10.96 in fiscal 1997 and $13.54 in fiscal 1998. The weighted average estimated fair value of purchase rights granted under the ESPP was $6.02 in fiscal 1996, $7.31 in fiscal 1997 and $9.61 in fiscal 1998.

EMPLOYEE BONUS PLANS The Company has various employee bonus plans. A profit sharing plan provides for the distribution of a percentage of pre-tax profits to substantially all of the Company's employees, up to a maximum percentage of compensation. Another plan awards annual bonuses to the Company's executive staff based on the achievement of profitability and other specific performance criteria. The Company also has agreements with certain key technical employees that provide for additional compensation related to the success of new product development and achievement of specified profitability criteria. Charges to expense under these plans were $113 million in fiscal 1996, $126 million in fiscal 1997 and $111 million in fiscal 1998.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   59


EMPLOYEE SAVINGS AND RETIREMENT PLAN The Employee Savings and Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Company contributions are invested in the Company's common stock and become 20 percent vested upon an employee's third year of service, and vest 20 percent per year of service thereafter until becoming fully vested upon seven years of service. The Company's matching contributions under this plan were $15 million in fiscal 1996, $13 million in fiscal 1997 and $18 million in fiscal 1998.

DEFINED BENEFIT PLANS OF FOREIGN SUBSIDIARIES Certain of the Company's foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited by the local statutory requirements of the countries in which the subsidiaries are located. Expenses under these plans were $7 million, consisting principally of service cost, for fiscal 1996, 1997 and 1998. At October 25, 1998, the aggregate accumulated benefit obligation was $28 million, the projected benefit obligation was $47 million, and the fair value of plan assets was $16 million.
--------------------------------------------------------------------------------

NOTE 11 INCOME TAXES

The components of income from continuing operations before taxes were as follows:

                                                          1996          1997           1998
---------------------------------------------------------------------------------------------
(In thousands)
U.S.                                                    $697,659      $678,049       $383,210
Foreign                                                  224,777       120,872         54,623
---------------------------------------------------------------------------------------------
Income from continuing operations before taxes          $922,436      $798,921       $437,833
---------------------------------------------------------------------------------------------

The components of the provision for income taxes were as follows:

                                                          1996          1997           1998
---------------------------------------------------------------------------------------------
(In thousands)
Current:
    U.S.                                                $266,693      $261,120       $133,852
    Foreign                                               99,739        60,594         44,267
    State                                                 39,122        31,276         20,144
---------------------------------------------------------------------------------------------
                                                         405,554       352,990        198,263
---------------------------------------------------------------------------------------------
Deferred:
    U.S.                                                 (70,382)      (51,939)      (34,277)
    Foreign                                               (6,289)        1,207        (5,456)
    State                                                 (6,032)       (1,811)       (9,667)
---------------------------------------------------------------------------------------------
                                                         (82,703)      (52,543)      (49,400)
---------------------------------------------------------------------------------------------
Provision for income taxes                              $322,851      $300,447       $148,863
---------------------------------------------------------------------------------------------

The Company's effective income tax rate was 35 percent for fiscal 1996, 37.6 percent for fiscal 1997 and 34 percent for fiscal 1998. The 37.6 percent effective income tax rate for fiscal 1997 was higher than the expected rate of 35 percent due to the non-deductible nature of a $59.5 million charge for acquired in-process research and development. The reduction to a 34 percent effective income tax rate for fiscal 1998 is attributable to several factors, including a reduction in state income taxes, U.S. based income tax credits and a shift in the geographic composition of pre-tax income to entities operating in countries with lower tax rates.

60   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 35 percent as follows:

                                                           1996          1997           1998
---------------------------------------------------------------------------------------------
(In thousands)
Tax provision at U.S. statutory rate                     $322,851     $279,622       $153,242
Acquired in-process research and development                  --        20,825             --
Effect of foreign operations taxed at various rates           997        6,633          5,486
State income taxes, net of federal benefit                 21,509       19,152          6,810
Research tax credits                                       (3,624)      (6,540)        (8,141)
FSC benefit                                               (24,266)     (17,645)       (14,991)
Other                                                       5,384       (1,600)         6,457
---------------------------------------------------------------------------------------------
Provision for income taxes                               $322,851     $300,447       $148,863
---------------------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred income tax assets were as follows:

                                                            1997           1998
---------------------------------------------------------------------------------
(In thousands)
Deferred income tax assets:
    Inventory reserves and basis difference                $74,642        $86,296
    Warranty and installation reserves                      71,103         59,194
    Accrued liabilities                                    145,394        153,923
    Restructuring accrual                                       --         32,370
    Other                                                   33,429          6,123
Deferred income tax liabilities:
    Depreciation                                           (11,554)          (638)
    Purchased technology                                   (38,598)       (19,159)
    Other                                                    2,975          8,456
---------------------------------------------------------------------------------
Net deferred income tax assets                            $277,391       $326,565
---------------------------------------------------------------------------------

U.S. income taxes have not been provided for approximately $44 million of cumulative undistributed earnings of certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside of the United States.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   61


NOTE 12  INDUSTRY SEGMENT AND FOREIGN OPERATIONS

The Company operates exclusively in the semiconductor wafer fabrication equipment industry. The Company's selling and support services operations are its principal revenue-producing activities. For geographical reporting, revenues are attributed to the geographic location in which the customer is located, and costs directly and indirectly incurred in generating revenues are similarly attributed. Corporate assets consist primarily of cash equivalents and short-term investments. Corporate operating expenses consist primarily of general and administrative expenses not allocable to specific geographic regions.

During fiscal 1996, 1997 and 1998, no individual customer accounted for greater than 10 percent of the Company's net sales.

                                                   Income/(loss)          Total
                                     Net Sales    from Operations         Assets
--------------------------------------------------------------------------------
(In thousands)
1996:
    North America*                  $1,270,359          $ 344,343     $1,566,000
    Europe                             685,887            113,865        291,223
    Japan                            1,008,597            288,853        614,805
    Korea                              567,116            124,866        118,159
    Taiwan                             406,143            125,312        119,665
    Asia-Pacific                       206,715             63,780         60,906
    Corporate                               --           (157,468)       867,229
--------------------------------------------------------------------------------
    Consolidated                    $4,144,817           $903,551     $3,637,987
--------------------------------------------------------------------------------
1997:
    North America*                  $1,500,926           $454,616     $2,263,706
    Europe                             600,227             62,814        386,623
    Japan                              749,706            101,421        621,111
    Korea                              333,380             77,831        152,114
    Taiwan                             696,312            214,382        232,295
    Asia-Pacific                       193,724             27,760         97,279
    Corporate                               --           (247,924)     1,317,638
--------------------------------------------------------------------------------
    Consolidated                    $4,074,275          $ 690,900     $5,070,766
--------------------------------------------------------------------------------
1998:
    North America*                  $1,549,337           $377,293     $2,342,926
    Europe                             645,570             69,845        358,518
    Japan                              677,737             65,157        469,138
    Korea                              166,511             26,206        119,944
    Taiwan                             816,730            254,382        159,346
    Asia-Pacific                       185,802             40,400         53,200
    Corporate                               --           (444,921)     1,426,620
--------------------------------------------------------------------------------
    Consolidated                    $4,041,687           $388,362     $4,929,692
--------------------------------------------------------------------------------

*Primarily the United States.

62   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Intercompany transfers of products from North America (primarily the United States) to other regions were $1.8 billion in fiscal 1996, $1.7 billion in fiscal 1997 and $1.6 billion in fiscal 1998, and from Europe were $122 million in fiscal 1996, $102 million in fiscal 1997 and $198 million in fiscal 1998. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. At October 25, 1998, net accounts receivable were $268 million from customers located in North America, $80 million from Europe, $235 million from Japan, $93 million from Taiwan, $54 million from Korea and $34 million from Asia-Pacific.
--------------------------------------------------------------------------------

NOTE 13 COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities and equipment under noncancelable operating leases and has options to renew most leases, with rentals to be negotiated. The Company also leases certain office and general operating facilities in Santa Clara, California, under an agreement that provides for monthly payments based on the London interbank offering rate (LIBOR) or the relevant commercial paper (CP) rate. In accordance with this agreement, the Company must maintain compliance with covenants identical to those contained in its credit facilities. At the end of these leases, the Company is required to acquire the properties at their original cost or arrange for these properties to be acquired by a third party. The Company is contingently liable under 82 percent first-loss clauses for up to approximately $53 million as of October 25, 1998. Management believes that these contingent liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Total rent expense for fiscal 1996, 1997 and 1998 was $66 million, $69 million and $71 million, respectively. Future minimum lease payments at October 25, 1998 are: $62 million for fiscal 1999; $41 million for fiscal 2000; $31 million for fiscal 2001; $31 million for fiscal 2002; $33 million for fiscal 2003 and $120 million thereafter.

During fiscal 1998, approximately $488 million of trade notes and accounts receivable from certain U.S. and Japanese customers were sold, subject to certain recourse provisions, at a discount to financial institutions. As of October 25, 1998, $268 million of these sold receivables were outstanding. The Company does not expect the recourse provisions to have a material effect on its financial condition or results of operations.
--------------------------------------------------------------------------------

LEGAL MATTERS

The Company, as plaintiff, filed a patent infringement lawsuit against Varian Associates, Inc. (Varian), alleging infringement of several of the Company's patents for physical vapor deposition (PVD) technology. As a result of Novellus' acquisition of Varian's thin film PVD business unit, this lawsuit has been amended to include Novellus as a defendant. Varian denied all allegations and counterclaimed for declaratory judgment of invalidity and unenforceability and alleged conduct by the Company violative of the antitrust laws. Novellus filed suit against the Company alleging infringement of three patents for PVD technology that were formerly owned by Varian. Finally, Varian filed suit against the Company alleging a broad range of conduct in violation of federal antitrust laws and state unfair competition and business practice laws. Discovery has commenced in both cases. No trial dates have been set.

During fiscal 1998, the Company settled all outstanding litigation with ASM International N.V. (see Note 8 of Notes to Consolidated Financial Statements).

As a result of the acquisition of Orbot, the Company is defending a lawsuit brought by KLA Instruments Corp. (KLA) against Orbot. KLA alleges that Orbot infringes a patent for mask and reticle inspection equipment. Limited discovery has occurred; no trial date has been set.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Applied Materials   63


In April 1997, the Company initiated separate lawsuits against AST Electronik GmbH and AST Electronik USA, Inc. (collectively "AST") and AG Associates, Inc.
(AG), alleging infringement of certain patents concerning rapid thermal processing technology. In October 1997, AST and AG each filed counterclaims alleging infringement by the Company of patents concerning related technology. The Company and AST recently resolved their dispute concerning these patents on mutually acceptable terms and conditions. The Company is continuing its litigation against AG. Discovery is in process and trial is set for July 1999. In addition, on August 5, 1998, AG filed a lawsuit in California against the Company alleging infringement of another patent relating to rapid thermal processing technology, and, on August 13, 1998, AG filed a lawsuit in Delaware against the Company alleging infringement of two other patents concerning related technology. The Company has moved to have the Delaware case transferred to California. No trial dates have been set.

In November 1997, OKI Electric Industry, Co., Ltd. (OKI) filed suit against the Company's subsidiary, Applied Materials Japan (AMJ), in Tokyo District Court in Japan, alleging that AMJ is obligated to indemnify OKI for a portion of the patent license royalties paid by OKI to Texas Instruments, Inc. Several hearings have been held, but no trial date has been set.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, management does not believe that any of these legal matters will have a material adverse effect on the Company's financial condition or results of operations.
--------------------------------------------------------------------------------

NOTE 14 SUBSEQUENT EVENTS

ACQUISITION On October 12, 1998, the Company announced that it entered into an agreement to acquire Consilium, Inc. (Consilium), a leading independent supplier of integrated semiconductor and electronics manufacturing execution systems software and services, in a stock-for-stock merger. The acquisition was consummated on December 11, 1998, and will be accounted for as a pooling of interests. Each share of Consilium's stock was exchanged for 0.165 of a share of the Company's common stock. The Company expects to issue approximately 2 million shares of its common stock to complete this transaction. Consilium's historical financial condition and results of operations are not material in relation to the Company's historical financial condition and results of operations.

SUBSEQUENT PAYMENT FROM ASM During the first fiscal quarter of 1999, and subsequent to the original maturity date of the note, the Company received a $20 million payment against its $65 million outstanding note receivable from ASM. The $65 million note receivable was fully reserved as of the end of fiscal 1998; accordingly, the $20 million cash receipt will be reported as pre-tax non-operating income for the first fiscal quarter of 1999. ASM's payment was made in accordance with a restructuring of ASM's obligations under a November 1997 litigation settlement agreement. Pursuant to the new agreement, ASM agreed to pay $20 million upon completion of the restructuring, $10 million on November 2, 1999 and $35 million no later than November 2, 2000. The Company will recognize income related to the remaining balance of the note receivable on a cash receipts basis going forward. Certain other obligations of ASM were also modified; however, these modifications are not expected to be material to the Company's financial condition or results of operations.

64   Applied Materials   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

                                                                     Quarter
                                            -----------------------------------------------------        Fiscal
(in thousands, except per share amounts)        First         Second        Third       Fourth            Year
----------------------------------------------------------------------------------------------------------------
1997:
Net sales                                     $835,776       $900,862    $1,057,241    $1,280,396     $4,074,275
Gross margin                                  $371,656       $414,017      $498,896      $616,356     $1,900,925

Income from continuing operations*             $29,577       $102,131      $186,631      $180,135       $498,474
Discontinued operations                             --             --            --            --             --
----------------------------------------------------------------------------------------------------------------
Net income                                     $29,577       $102,131      $186,631      $180,135       $498,474

Earnings per share:
    Continuing operations                        $0.08          $0.27         $0.49         $0.47          $1.32
    Discontinued operations                         --             --            --            --             --
----------------------------------------------------------------------------------------------------------------
    Total                                        $0.08          $0.27         $0.49         $0.47          $1.32
----------------------------------------------------------------------------------------------------------------
1998:
Net sales                                   $1,307,685     $1,176,316      $884,491      $673,195     $4,041,687
Gross margin                                  $629,441       $554,289      $394,389      $285,037     $1,863,156

Income/(loss) from continuing
    operations**                              $228,893       $141,221       $47,517     $(128,661)      $288,970
Discontinued operations                             --             --            --       (58,068)       (58,068)
----------------------------------------------------------------------------------------------------------------
Net income/(loss)                             $228,893       $141,221       $47,517     $(186,729)      $230,902
Earnings/(loss) per share:
    Continuing operations                        $0.60          $0.37         $0.13        $(0.35)         $0.76
    Discontinued operations                         --             --            --         (0.16)         (0.15)
----------------------------------------------------------------------------------------------------------------
    Total                                        $0.60          $0.37         $0.13        $(0.51)         $0.61
----------------------------------------------------------------------------------------------------------------

* Income from continuing operations includes one-time items, on an after-tax basis, of: $59,500 unfavorable for the first fiscal quarter, $41,393 favorable for the third fiscal quarter and $7,510 unfavorable for the fourth fiscal quarter.

** Income from continuing operations includes one-time items, on an after-tax basis, of: $31,530 favorable for the first fiscal quarter, $23,100 unfavorable for the third fiscal quarter and $155,100 unfavorable for the fourth fiscal quarter.

66   Applied Materials   REPORT OF INDEPENDENT ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF APPLIED MATERIALS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries as of October 26, 1997 and October 25, 1998 and the results of their operations and their cash flows for each of the three years in the period ended October 25, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers
    PricewaterhouseCoopers

San Jose, California
November 17, 1998, except as to Note 14, which is as of December 23, 1998.
--------------------------------------------------------------------------------

STOCK PRICE HISTORY

Fiscal year                                  1997                         1998
---------------------------------------------------------------------------------------
                                       High          Low          High            Low
---------------------------------------------------------------------------------------
First quarter                        24 5/32      12 15/16        38 7/16       26 1/8
Second quarter                       27 7/32      22 1/16         38 7/8        30 1/4
Third quarter                        46 5/16      25 7/16         39 1/2        27 3/16
Fourth quarter                       54           33 7/16         35 1/8        22 3/8
---------------------------------------------------------------------------------------

The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq National Market during the last two years.