Form 10-K405, Exhibit 13
period 1999-10-31
APPLIED MATERIALS INC /DE
filed 2000-01-31
CIK 6951

EXHIBIT 13

APPLIED MATERIALS, INC.

1999 ANNUAL REPORT

FISCAL YEAR ENDED OCTOBER 31, 1999

SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal year ended*

	1995	1996	1997	1998**	1999

	(Dollars in thousands, except per share amounts)

Net sales	$3,061,881	$4,144,817	$4,074,275	$4,041,687	$4,859,136

Gross margin	$1,409,848	$1,949,739	$1,900,925	$1,863,156	$2,321,843

(% of net sales)	46.0	47.0	46.7	46.1	47.8

Research, development and engineering	$329,676	$481,394	$567,612	$643,852	$681,797

(% of net sales)	10.8	11.6	13.9	15.9	14.0

Marketing, selling, general and administrative	$386,240	$539,694	$566,595	$593,715	$657,985

(% of net sales)	12.6	13.0	13.9	14.7	13.5

Income from continuing operations before taxes and equity in net income/(loss) of joint venture	$698,543	$922,436	$798,921	$437,833	$1,021,790

Effective tax rate (%)	35.0	35.0	37.6	34.0	32.3

Income from continuing operations***	$454,053	$599,585	$498,474	$251,898	$725,653

(% of net sales)	14.8	14.5	12.2	6.2	14.9

Net income***	$454,053	$599,585	$498,474	$230,902	$746,649

Earnings per diluted share:

Continuing operations	$1.28	$1.63	$1.32	$0.67	$1.84

Discontinued operations	$—	$—	$—	$(0.06)	$0.05

Total	$1.28	$1.63	$1.32	$0.61	$1.89

Weighted average common shares and equivalents (in thousands)	354,696	367,214	377,838	378,508	396,043

Order backlog	$1,508,800	$1,422,800	$1,721,711	$916,767	$1,662,270

Working capital	$1,449,882	$1,757,842	$2,368,269	$2,400,629	$3,391,068

Current ratio	2.7	2.9	2.7	3.1	3.0

Long-term debt	$279,807	$275,485	$623,090	$616,572	$584,357

Stockholders’ equity	$1,783,503	$2,370,425	$2,942,171	$3,120,621	$4,336,602

Book value per share	$4.97	$6.58	$8.01	$8.48	$11.33

Total assets	$2,965,379	$3,637,987	$5,070,766	$4,929,692	$6,706,504

Capital expenditures, net	$265,557	$452,535	$339,364	$448,607	$203,980

Regular full-time employees	10,537	11,403	13,924	12,060	12,755

	1995	1996	1997	1998	1999

Graphical information:

Stockholders’ equity (in millions)	1,784	2,370	2,942	3,121	4,337

Return on assets **** (percent)	19.4	18.2	11.4	5.0	12.5

Debt to capital ratio (percent)	16.9	13.7	19.0	16.7	12.6

*	Each fiscal year ended on the last Sunday in October.

**	Certain amounts have been reclassified. See Note 4 of Notes to Consolidated Financial Statements.

***	Income from continuing operations included net one-time expenses, on an after-tax basis, of: $16,315 for fiscal 1996, $25,257 for fiscal 1997, $165,093 for fiscal 1998 and $22,194 for fiscal 1999. In addition to the net one-time expenses included in income from continuing operations, net income also included an after-tax expense of $20,996 from discontinued operations in fiscal 1998 and after-tax income from discontinued operations of $20,996 in fiscal 1999.

****	Based on income from continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

      In addition to historical statements, this Annual Report, including this Management’s Discussion and Analysis, contains forward-looking statements. Forward-looking statements contain words such as “expects,” “anticipates,” “believes,” “may,” “will,” “estimates,” or similar expressions. These forward-looking statements represent the opinions of the management of Applied Materials, Inc. and its subsidiaries (Applied Materials) only as of the date hereof, and Applied Materials assumes no obligation to update this information. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied. Risks and uncertainties include, but are not limited to, those discussed below, particularly in the section entitled “Trends, Risks and Uncertainties.”

Results of Operations

      Applied Materials is the world’s largest supplier of semiconductor manufacturing equipment to the global semiconductor industry. Demand for Applied Materials’ products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: 1) global economic conditions; 2) supply and demand for semiconductors; 3) the profitability of semiconductor manufacturers resulting from memory device price fluctuations; and 4) advanced technology and/or capacity requirements of semiconductor manufacturers. For this and other reasons, Applied Materials’ results of operations for fiscal 1997, 1998 and 1999 may not necessarily be indicative of future operating results.

  Net Sales

      Applied Materials’ business was subject to cyclical industry conditions in fiscal 1997, 1998 and 1999. As a result of these conditions, there were significant fluctuations in Applied Materials’ quarterly new orders and net sales, both within and across fiscal years. Demand for semiconductor manufacturing equipment has historically been volatile as a result of sudden changes in semiconductor supply and demand, as well as rapid technological advances in both semiconductor devices and wafer fabrication processes. Information with respect to quarterly new orders and net sales is as follows:

	Quarter
					Fiscal
	First	Second	Third	Fourth	Year

	(In millions)

1997:

New orders	$905	$1,014	$1,240	$1,374	$4,533

Net sales	$836	$901	$1,057	$1,280	$4,074

1998:

New orders	$1,290	$1,027	$608	$684	$3,609

Net sales	$1,308	$1,176	$885	$673	$4,042

1999:

New orders	$1,029	$1,389	$1,459	$1,645	$5,522

Net sales	$742	$1,118	$1,434	$1,565	$4,859

      Each region in the global semiconductor equipment market exhibits unique characteristics that can cause, and in the past have caused, capital equipment investment patterns to vary significantly from period to period. Information with respect to net sales by geographic region is as follows:

	1997	1998	1999

	(In millions)

North America*	$1,501	$1,549	$1,666

Taiwan	696	817	997

Japan	750	678	818

Europe	600	645	765

Korea	333	167	317

Asia-Pacific	194	186	296

Total	$4,074	$4,042	$4,859

*	Primarily the United States.

      During 1996, the semiconductor industry experienced a slowdown as a result of excess production capacity and sharply decreasing memory device prices. This slowdown caused semiconductor manufacturers to reduce and delay their investments in semiconductor manufacturing equipment, thus negatively affecting Applied Materials’ results of operations for the second half of fiscal 1996 and first half of fiscal 1997.

      During Applied Materials’ third fiscal quarter of 1997, the semiconductor industry began to recover from this slowdown, and Applied Materials was able to achieve higher levels of quarterly new orders and net sales for its fourth fiscal quarter of 1997. These new orders and net sales levels were driven by strengthening demand for leading-edge technology from logic and microprocessor device manufacturers, increased manufacturing capacity requirements of foundry customers located primarily in Taiwan, and selected strategic investments in 0.25 micron technology by Dynamic Random Access Memory (DRAM) manufacturers.

      A semiconductor industry downturn began during the first half of Applied Materials’ fiscal 1998. This downturn was much more sudden and severe than the industry slowdown in 1996, and resulted from the convergence of several factors: an economic crisis in Asia; semiconductor industry overcapacity (particularly for DRAM devices); and reduced profitability for semiconductor manufacturers resulting from declining semiconductor prices and a movement among end users to sub-$1,000 PCs. This downturn caused a rapid decline in quarterly net sales throughout fiscal 1998 as semiconductor manufacturers significantly reduced and delayed their purchases of semiconductor manufacturing equipment during the last three fiscal quarters of 1998.

      For fiscal 1999, Applied Materials was able to achieve record levels of new orders, net sales and net income as a result of a semiconductor industry recovery. During Applied Materials’ fiscal 1999, the semiconductor industry rapidly recovered from the 1998 downturn and transitioned to a period of capacity expansion and advanced technology investment. This industry recovery and expansion in customer investment levels was driven primarily by strong demand for communications and electronic products, improved economic conditions in Asia, better pricing for memory chips and tightening supply of key semiconductor products. Applied Materials was able to benefit from the increased volume generated by the industry recovery and transition.

  Gross Margin

      Gross margin as a percentage of net sales was 46.7 percent for fiscal 1997, 46.1 percent for fiscal 1998 and 47.8 percent for fiscal 1999. The decrease in gross margin as a percentage of net sales from fiscal 1997 to fiscal 1998 was the result of lower overall business volume, combined with underutilization of manufacturing resources during the second half of fiscal 1998, as business volume dropped significantly. The increase in gross margin as a percentage of net sales from fiscal 1998 to fiscal 1999 was due primarily to higher business volume, reduced manufacturing cycle times and the favorable effects of operational programs emphasizing productivity improvements and cost reduction.

  Research, Development and Engineering

      Applied Materials’ future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in the products and services it provides. Applied Materials believes that it is critical to continue to make substantial investments in research and development to ensure the availability of innovative technology that meets the current and projected requirements of its customers’

	1997	1998	1999

Graphical information:

Sales by geographic region	See page 22

RD&E expenses (in millions)	568	644	682

most advanced chip designs. Research, development and engineering (RD&E) expenses increased for each of the last three years, from $568 million for fiscal 1997, to $644 million for fiscal 1998 and to $682 million for fiscal 1999. As a percentage of net sales, RD&E expenses increased from 13.9 percent for fiscal 1997 to 15.9 percent for fiscal 1998, and then decreased to 14.0 percent for fiscal 1999. The decrease as a percentage of net sales in fiscal 1999 was due to higher net sales for fiscal 1999.

      Applied Materials increased its absolute spending from fiscal 1997 to fiscal 1998 to address the shrinking of semiconductor device feature sizes, the beginning of a shift to the use of new materials, such as copper, and the expected transition from 200mm wafer processing to 300mm wafer processing. Applied Materials was able to offer, or achieve advanced stages of development for, numerous significant new products in fiscal 1998 for fabricating smaller design features and copper-based semiconductor devices. The accelerated shrinking of design features can be demonstrated by the fact that orders for systems capable of fabricating devices with design feature sizes at or below 0.25 micron, more advanced than the previous industry production standard of 0.35 micron, increased from fiscal 1997 to fiscal 1998. Applied Materials’ 300mm product development efforts were reduced significantly during the course of fiscal 1998 as a result of the semiconductor industry’s decision to delay migration to 300mm wafer processing.

      During fiscal 1999, Applied Materials continued its extensive development of wafer fabrication equipment for smaller feature sizes and copper-based devices. For fiscal 1999, orders for systems capable of fabricating devices with design feature sizes at or below 0.25 micron continued to increase as a percentage of total systems orders. Applied Materials’ investment in research and development for copper-based devices resulted in a broad line of copper-based products being available for sale by the end of fiscal 1999. Additionally, Applied Materials completed development of, and began to offer, numerous advances to its existing products and technologies in fiscal 1999. Development efforts for 300mm products increased significantly in the second half of fiscal 1999 in response to some early customer requests for evaluation systems and in anticipation of expected customer requirements for this capability in fiscal 2000.

  Marketing, Selling, General and Administrative

      Marketing, selling, general and administrative (MSG&A) expenses increased from $567 million for fiscal 1997, to $594 million for fiscal 1998 and to $658 million for fiscal 1999. The increase from fiscal 1997 to fiscal 1998 was due to increased costs for regional infrastructure, information systems, advertising and protection of intellectual property rights. The increase from fiscal 1998 to fiscal 1999 was primarily caused by higher costs of incentive and benefit programs, increased investments in various information technology programs, including the implementation of a new enterprise resource planning system and Year 2000 compliance, and increased costs to support higher net sales. As a percentage of net sales, MSG&A expenses increased from 13.9 percent for fiscal 1997 to 14.7 percent for fiscal 1998, because net sales declined rapidly in fiscal 1998 before MSG&A expenses could be reduced accordingly. MSG&A expenses as a percentage of net sales decreased to 13.5 percent for fiscal 1999 due primarily to higher net sales during fiscal 1999.

  Non-recurring Items

      Non-recurring operating expense items for fiscal 1997 consisted of $60 million of acquired in-process research and development expense incurred in connection with two acquisitions and $16 million of bad debt expense. Non-recurring items for fiscal 1998 consisted of $32 million of acquired in-process research and development expense for the acquisition of licensed technology, an expense of $70 million for impairment in the value of purchased technology from a prior period acquisition, and restructuring charges of $135 million for costs associated with headcount reductions and consolidation of facilities. Non-recurring items for fiscal 1999 consisted of $5 million of merger expenses and $43 million of acquired in-process research and development expense incurred in connection with the acquisitions discussed below. For further details, see Note 7 of Notes to Consolidated Financial Statements.

  Non-recurring Income, Net

      Net non-recurring income of $69 million for fiscal 1997 resulted from litigation settlements with Novellus Systems, Inc. ($80 million of income) and General Signal Corporation ($11 million of expense). Net non-

recurring income of $15 million for fiscal 1998 was from a litigation settlement with ASM International, N.V. (ASMI). Net non-recurring income of $30 million for fiscal 1999 was from payments received from ASMI associated with the 1998 litigation settlement. For further details, see Note 8 of Notes to Consolidated Financial Statements.

  Interest Expense

      Interest expense was $21 million for fiscal 1997, $45 million for fiscal 1998 and $47 million for fiscal 1999. The increase from fiscal 1997 to fiscal 1998 was primarily the result of interest expense associated with $400 million of debt issued by Applied Materials during the fourth fiscal quarter of 1997. There was no significant change in interest expense from fiscal 1998 to fiscal 1999 because Applied Materials’ outstanding interest-bearing obligations and their respective interest rates did not change significantly during these periods.

  Interest Income

      Interest income was $60 million for fiscal 1997, $80 million for fiscal 1998 and $105 million for fiscal 1999. The increases from year to year can be attributed primarily to increasing cash and investment balances over the three-year period.

  Provision for Income Taxes

      Applied Materials’ effective income tax rate was 37.6 percent for fiscal 1997, 34 percent for fiscal 1998 and 32.3 percent for fiscal 1999. The 37.6 percent effective income tax rate for fiscal 1997 was higher than Applied Materials’ expected rate of 35 percent due to the non-tax deductible nature of $60 million of acquired in-process research and development expense. The reduction to a 34 percent effective income tax rate for fiscal 1998 was attributable to several factors, including reduced state income taxes, reinstatement or enactment of U.S.-based income tax credits and a shift in the geographic composition of Applied Materials’ pre-tax income to entities operating in countries with lower tax rates. Applied Materials expected an effective income tax rate of 31 percent for fiscal 1999, which decreased from the fiscal 1998 effective rate due primarily to the reinstatement of the U.S. federal research and development (R&D) tax credit and favorable California income tax legislation with respect to R&D and manufacturers investment tax credits. However, Applied Materials’ actual effective income tax rate for fiscal 1999 was 32.3 percent due to the non-tax deductible nature of $43 million of acquired in-process research and development expense. Applied Materials’ future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of Applied Materials’ pre-tax income, non-tax deductible expenses incurred in connection with acquisitions and the effectiveness of its tax planning strategies.

  AKT

      In September 1993, Applied Materials and Komatsu, Ltd. (Komatsu) formed Applied Komatsu Technology, Inc. (AKT), a joint venture corporation that developed, manufactured and marketed thin film transistor manufacturing systems for Flat Panel Displays (FPDs). Because Applied Materials and Komatsu each owned 50 percent of the AKT joint venture, Applied Materials accounted for its interest in the joint venture using the equity method. During the fourth fiscal quarter of 1998, Applied Materials decided to discontinue the operations of AKT over a 12-month period. As a result of this decision, Applied Materials recorded a $40 million provision for discontinued operations, consisting of $19 million primarily for immediate headcount reductions and lease terminations, and $21 million for net expenses and other obligations expected to be incurred during, or at completion of, the 12-month wind-down period. In addition to the above amounts, Applied Materials also recorded its $18 million share of AKT’s operating losses as a component of discontinued operations. In late fiscal 1999, an overall improvement in demand for FPDs enhanced AKT’s financial condition and improved its business outlook. This change caused Applied Materials to reassess its decision to discontinue AKT’s operations. Based on this reassessment, Applied Materials reversed its decision to discontinue the operations of AKT and acquired Komatsu’s 50 percent interest in AKT for $87 million in cash. As a result, the $21 million provision established in fiscal 1998 for net expenses and other obligations expected to be incurred during the wind-down of AKT’s operations was reversed into income in fiscal 1999, and all prior period amounts relating to AKT’s continuing operations were reclassified from discontinued operations to continuing operations. These reclassifications had no effect on Applied Materials’ net income for any period affected, and were recorded in accordance with Emerging Issues Task Force Issue No. 90-16, “Accounting for Discontinued Operations Subsequently Retained.” The acquisition of AKT was accounted for as a purchase business combination. The purchase price in excess of the fair value of AKT’s net tangible assets was allocated to intangible assets and in-process research and development expense. For further details, see Note 4 of Notes to Consolidated Financial Statements.

  Acquisitions

      On December 11, 1998, Applied Materials acquired Consilium, Inc. (Consilium), a supplier of integrated semiconductor and electronics manufacturing execution systems and services, in a stock-for-stock merger accounted for as a pooling of interests. Due to the immateriality of Consilium’s financial position and results of operations in relation to those of Applied Materials, Applied Materials’ prior period financial statements have not been restated. Applied Materials issued 1.7 million shares of its common stock to complete this transaction, and recorded $5 million of transaction costs as a one-time operating expense. The Consilium acquisition did not have a material effect on Applied Materials’ financial condition or results of operations for fiscal 1999. On October 5, 1999, Applied Materials acquired Obsidian, Inc. (Obsidian), a developer of fixed-abrasive chemical mechanical polishing solutions for the semiconductor industry, by issuing shares of common stock having a market value of $150 million. The Obsidian acquisition was accounted for as a purchase business combination. The purchase price in excess of the fair value of Obsidian’s net tangible assets was allocated to intangible assets and in-process research and development expense. Except for in-process research and development expense of $35 million, the Obsidian acquisition did not have a material effect on Applied Materials’ financial condition or results of operations. Additionally, as discussed above, Applied Materials acquired the remaining 50 percent of AKT on October 29, 1999. For further details, see Note 14 of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

      In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 137 (SFAS 137), “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133.” SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities, and SFAS 137 defers its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. Applied Materials will adopt SFAS 133 in the first fiscal quarter of 2001, and does not expect the adoption to have a material effect on its financial condition or results of operations.

Financial Condition, Liquidity and Capital Resources

      Applied Materials increased its cash, cash equivalents and short-term investments from $1.8 billion at October 25, 1998 to $2.8 billion at October 31, 1999. Applied Materials’ financial condition remained strong, with a ratio of current assets to current liabilities of 3.1:1 and 3.0:1 at October 25, 1998 and October 31, 1999, respectively.

      Applied Materials has been able to generate cash from continuing operations in each of the last three fiscal years. The primary source of cash from continuing operations has been income from continuing operations, as adjusted to exclude the effect of non-cash items such as depreciation and amortization, intangible asset write-downs, and acquired in-process research and development expense. Income from continuing operations, adjusted to exclude the effect of non-cash items, for each of the last three fiscal years was: $741 million for 1997; $626 million for 1998; and $1.0 billion for 1999. The other source or use of cash from continuing operations has been changes in assets and liabilities other than those assets and liabilities resulting from investing and financing activities. Net changes in assets and liabilities tend to represent a use of cash during periods of revenue growth because Applied Materials generally incurs costs and expends cash in advance of receiving cash from its customers. Likewise, during periods of declining revenue, net changes in assets and liabilities tend to represent a source of cash because expenditures for inventory and other purchases decrease while receivables from prior periods, which were higher revenue periods, are collected. The cash effect of changes in assets and liabilities for each of the last three fiscal years was: a $39 million use in 1997; a $190 million source in 1998; and an $88 million use in 1999.

      In addition to being a function of revenue performance, the cash effect of changes in assets and liabilities is subject to operational efficiency and productivity. For example, earlier collection of accounts receivable and increased inventory turnover both have a positive effect on cash flow. Applied Materials steadily improved its collection of accounts receivable and inventory turnover over the three-year period from fiscal 1997 through fiscal 1999. In addition to earlier collection of accounts receivable, Applied Materials also utilized programs to sell accounts receivable of $303 million in fiscal 1997, $488 million in fiscal 1998 and $945 million in fiscal 1999. These receivable sales had the effect of increasing cash and reducing accounts receivable and days sales outstanding. For further details regarding accounts receivable sales, see Note 13 of Notes to Consolidated Financial Statements.

Graphical information:

	1997	1998	1999

Capital expenditures, net (in millions)

Land, buildings and improvements	158	172	174

Other	181	277	30

Total	339	449	204

Working capital (in millions)	2,368	2,401	3,391

      Applied Materials used $1.0 billion of cash for investing activities in fiscal 1997, $574 million in fiscal 1998 and $989 million in fiscal 1999. Investing activities typically consist of purchases of short-term investments, purchases of capital assets to support long-term growth and acquisitions of technology or other companies to allow access to new market segments or emerging technology.

      Applied Materials generated $391 million of cash from financing activities in fiscal 1997, used $123 million in fiscal 1998 and generated $301 million in fiscal 1999. Financing activities typically include sales and repurchases of Applied Materials’ common stock, as well as borrowings and repayments of debt. Net debt activity contributed $318 million of cash in fiscal 1997, and required $64 million of cash in fiscal 1998 and $17 million of cash in fiscal 1999. During fiscal 1997, net common stock activity contributed $72 million of cash as sales of common stock to Applied Materials’ employees through stock option and stock purchase plans exceeded Applied Materials’ open market repurchases of its own common stock. During fiscal 1998, net common stock activity required $59 million of cash as stock repurchases increased and sales to employees decreased significantly, reflecting Applied Materials’ lower average stock price in fiscal 1998. During fiscal 1999, net common stock activity generated $317 million of cash as a result of a significant decrease in stock repurchases and a significant increase in stock sales to employees, reflecting Applied Materials’ higher average stock price in 1999. Since March 1996, Applied Materials has systematically repurchased shares of its common stock in the open market to partially fund its stock-based employee benefit and incentive plans.

      At October 31, 1999, Applied Materials’ principal sources of liquidity consisted of $2.8 billion of cash, cash equivalents and short-term investments, and approximately $650 million of available credit facilities. Applied Materials has a $250 million revolving line of credit agreement that expires in March 2000, but is expected to be renewed, and a $250 million credit agreement that expires in March 2003; no amounts were outstanding under these agreements at the end of any fiscal year presented. The remaining credit facilities of $150 million are primarily with Japanese banks at rates indexed to their prime reference rate. No material amounts were outstanding under these credit facilities at the end of any fiscal year presented. In addition to cash and available credit facilities, Applied Materials may from time to time raise additional capital in the debt and equity markets. Applied Materials’ liquidity is affected by many factors, some of which are based on the normal ongoing operations of the business, and others of which relate to the uncertainties of global economies and the semiconductor and semiconductor equipment industries. Although cash requirements will fluctuate based on the timing and extent of these factors, Applied Materials’ management believes that cash generated from operations, together with the liquidity provided by existing cash balances and borrowing capability, will be sufficient to satisfy Applied Materials’ liquidity requirements for the next 12 months.

Trends, Risks and Uncertainties

  The industry that Applied Materials serves is highly volatile and unpredictable.

      The semiconductor industry has historically been cyclical because of sudden changes in supply and demand for semiconductors. Although semiconductors are used in many different products, the markets for those products are interrelated to various degrees. The timing, length and severity of these cycles are difficult to predict. The health of the semiconductor manufacturing equipment industry is affected by these semiconductor industry cycles. During periods of declining demand for semiconductor manufacturing equipment, Applied Materials must be able to quickly and effectively align its cost structure with prevailing market conditions, to manage its inventory levels in order to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. During periods of rapid growth, Applied Materials must be able to acquire and/or develop sufficient manufacturing capacity and inventory to meet customer demand, and to attract, hire, assimilate and retain a sufficient number of qualified people. The inability of Applied Materials to achieve its objectives in a timely manner during these industry cycles could have a material adverse effect on its financial condition and results of operations.

Applied Materials operates in a highly competitive industry characterized by increasingly rapid technological changes.

      Applied Materials’ competitive advantage and future success depend on its ability to successfully develop new products and technologies, develop new markets in the semiconductor industry for its products and services, introduce new products to the marketplace in a timely manner, qualify new products with its customers, and commence and adjust production to meet customer demands. There can be no assurance that Applied Materials will be able to conduct these activities as successfully in the future as it has in the past.

      New products and technologies include those for new materials, including copper and low-k dielectrics, 300mm wafers and 0.18 micron and below devices. The introduction of new products and technologies grows increasingly complex over time. If Applied Materials does not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, its financial condition and results of operations could be materially and adversely affected.

  Applied Materials is exposed to the risks of operating a global business.

      Applied Materials has operations and sites located throughout the world to support its sales and services to the global semiconductor industry. Managing global operations and sites located throughout the world presents challenges associated with, among other things, cultural diversities and organizational alignment. Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that can cause, and in the past have caused, capital equipment investment patterns to vary significantly from period to period. Periodic economic downturns, trade balance issues, political instability and fluctuations in interest and currency exchange rates are among the many risks associated with operating a global business that could materially and adversely affect demand for Applied Materials’ products (systems and related services).

  Deterioration in the health of Asian economies could negatively affect Applied Materials’ business.

      Applied Materials generates a significant portion of its revenue from customers in Asian countries. Although Asian economies have stabilized to some degree since early to mid-fiscal 1998, Applied Materials remains cautious about general macroeconomic developments in Asia, particularly in Japan and Taiwan. The economies of Japan and Taiwan are important to the overall financial health of the Asian region, and if they deteriorate, the economies of other countries, particularly those in Asia, could also be negatively affected. Negative economic developments in Asia could have, and in the past have had, a material adverse effect on demand for Applied Materials’ products.

  Shifting or lower overall demand for PCs may result in decreased demand for Applied Materials’ products.

      Further shifts in demand from more expensive, high-performance products to lower-priced products (sub-$1,000 PCs), or lower overall demand for PCs, could result in reduced profitability for, and lower capital spending by, semiconductor manufacturers. This could have, and in the past has had, a material and adverse effect on demand for Applied Materials’ products.

DRAM prices are volatile, and a decrease in DRAM prices may result in customers canceling orders for, or delaying delivery of, Applied Materials’ products.

      If DRAM prices decline to levels that do not allow manufacturers to operate profitably, these manufacturers may cancel or delay orders for Applied Materials’ products, which could have, and in the past has had, a material and adverse effect on Applied Materials’ financial condition and results of operations.

  Applied Materials is exposed to risks associated with acquisitions.

      Applied Materials may make acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to: 1) difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies; 2) diversion of management’s attention from other operational matters;

3) the potential loss of key employees of acquired companies; 4) lack of synergy, or inability to realize expected synergies, resulting from the acquisition; and 5) acquired assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired company. For example, in fiscal 1998, Applied Materials recorded a $70 million pre-tax expense for the write-down of purchased technology acquired in a previous year that became impaired because of rapid changes in technology and deteriorating business conditions. The inability to effectively manage acquisition risks could materially and adversely affect Applied Materials’ business, financial condition and results of operations.

Failure of critical suppliers to deliver sufficient quantities of product in a timely and cost-effective manner could negatively affect Applied Materials’ business.

      Applied Materials uses numerous vendors to supply parts, components and subassemblies (collectively “parts”) for the manufacture and support of its products. Although Applied Materials makes reasonable efforts to ensure that parts are available from multiple suppliers, this is not always possible; accordingly, some key parts may be obtained only from a single supplier or a limited group of suppliers. Applied Materials has sought, and will continue to seek, to minimize the risk of production and service interruptions and/or shortages of key parts by: 1) selecting and qualifying alternative suppliers for key parts; 2) monitoring the financial stability of key suppliers; and 3) maintaining appropriate inventories of key parts. There can be no assurance that Applied Materials’ results of operations will not be materially and adversely affected if, in the future, Applied Materials does not receive in a timely and cost-effective manner a sufficient quantity of parts to meet its production requirements.

Applied Materials’ order backlog may be reduced by customer cancellations or delays, which could have a negative effect on Applied Materials’ future sales.

      Applied Materials’ backlog increased from $917 million at October 25, 1998 to $1.7 billion at October 31, 1999. Applied Materials schedules production of its systems based upon order backlog and customer commitments. Backlog includes only orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. However, customers may delay delivery of products or cancel orders, subject to penalties. Due to possible customer changes in delivery schedules and cancellations of orders, Applied Materials’ backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Delays in delivery schedules and/or a reduction of backlog during any particular period could have, and in the past has had, a material adverse effect on Applied Materials’ business and results of operations.

Applied Materials is subject to the risk of business interruptions from implementing a new enterprise resource planning system.

      Applied Materials recently implemented a new enterprise resource planning system that replaced substantially all order fulfillment and manufacturing applications. Significant interruption of Applied Materials’ business resulting from post-implementation issues such as system response time, vendor software application code errors, or system design and configuration problems could result in delayed product deliveries or manufacturing inefficiencies, which could materially and adversely affect Applied Materials’ financial condition and results of operations.

  Applied Materials’ business is subject to the risk of interruptions from natural disasters such as earthquakes.

      Business interruptions can be caused by natural disasters or other unplanned catastrophic events. Several offices and facilities of Applied Materials and its customers and suppliers are located near major earthquake faults in the United States and in certain foreign countries. In the event of significant interruption to Applied Materials’ business, or the businesses of its customers or suppliers, resulting from a natural disaster or other catastrophic event, Applied Materials’ financial condition and results of operations could be materially and adversely affected.

  Applied Materials is subject to risks associated with non-compliance of environmental regulations.

      Applied Materials is subject to environmental regulations related to the disposal of hazardous wastes used in the development, manufacturing and demonstration of its products. Applied Materials strives to exceed the requirements of applicable environmental regulations and believes it is in full compliance with such regulations. However, failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of production, each of which could have a material adverse effect on Applied Materials’ financial condition and results of operations.

Applied Materials is exposed to the risk that third parties may violate its proprietary rights or accuse Applied Materials of infringing upon their proprietary rights.

      Applied Materials’ success is dependent upon the protection of its proprietary rights. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. Applied Materials incurs costs to file for patents and defend its intellectual property and relies upon the laws of the United States and of foreign countries in which Applied Materials develops, manufactures or sells its products to protect its proprietary rights. However, there can be no assurance that these proprietary rights will provide competitive advantages, or that other parties will not challenge, invalidate or circumvent these rights. Infringement upon Applied Materials’ proprietary rights by a third party could result in uncompensated lost market and revenue opportunities for Applied Materials.

      Other parties may assert that Applied Materials’ products, systems, processes or other technology infringe upon their patents or other intellectual property rights. In such cases, Applied Materials evaluates its position and considers the available alternatives, which may include seeking licenses to use the technology in question on commercially reasonable terms or defending its position. However, if Applied Materials is not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend its position, Applied Materials’ financial condition and results of operations could be materially and adversely affected.

  Applied Materials is exposed to various litigation risks.

      Applied Materials is currently involved in litigation regarding patent infringement, intellectual property rights, antitrust and other matters (see Note 13 of Notes to Consolidated Financial Statements), and could become involved in additional legal proceedings or claims in the future. These proceedings and claims, whether with or without merit, could be time-consuming and expensive to defend, and could divert management’s attention and resources. There can be no assurance regarding the outcome of current or future legal proceedings or claims.

  Applied Materials is exposed to exchange rate fluctuations.

      Significant operations of Applied Materials are conducted in foreign currencies, primarily Japanese yen. Applied Materials actively manages its exposure to changes in currency exchange rates, but there can be no assurance that future changes in currency exchange rates will not have a material and adverse effect on Applied Materials’ financial condition or results of operations.

  Applied Materials is subject to risks from Year 2000 issues.

      The information provided herein is a “Year 2000 Readiness Disclosure” for purposes of the Year 2000 Information and Readiness Disclosure Act.

      Applied Materials established a Year 2000 Program Office to address Year 2000 issues through four key readiness programs. A brief description of the activities under these programs is as follows:

      Internal Infrastructure Readiness Program This program encompassed all major categories of applications and hardware in use by Applied Materials. Under this program, Applied Materials completed an inventory of applications and information technology and non-information technology hardware, and categorized them as either “mission critical” or “non-mission critical” based upon certain factors, such as whether a failure of the application or hardware could cause personal injury or significant disruption to any portion of Applied Materials’ business. All mission critical applications and hardware were tested and remediated as appropriate. Applied Materials has not experienced any significant Year 2000 issues associated with its mission critical systems.

      Supplier Readiness Program This program focused on minimizing two areas of risk associated with suppliers: 1) a supplier’s product integrity; and 2) a supplier’s ability to continue providing products and services in accordance with Applied Materials’ standards and requirements. In addition to products and services from key suppliers that are used in manufacturing its products, Applied Materials relies on commercial or governmental suppliers for infrastructure-related services, including utilities, transportation, financial, governmental, communications and other services. As of January 10, 2000, Applied Materials has not been affected by the Year 2000 issue associated with these suppliers.

      Product Readiness Program This program focused on identifying and resolving Year 2000 issues existing in Applied Materials’ products. Among other activities, Applied Materials completed a Year 2000 readiness evaluation of its current generation of released products based on a series of industry-recognized testing scenarios and, as appropriate, addressed the Year 2000 issues associated with any component of its products. Unless otherwise requested by a customer, all products that shipped on or after January 1, 1999 were Year 2000 ready. As of January 10, 2000, Applied Materials was not aware of any significant Year 2000 issues directly related to a failure of its products to be Year 2000 ready.

      Customer Readiness Program This program focused on customer support issues, including the coordination of retrofit activities for older generation products, testing existing customer electronic transaction capability and providing other services to Applied Materials’ customers. This program also included establishing a Year 2000 Customer Response Center to support customers on and around January 1, 2000. This program will continue to make customer support teams available through Applied Materials’ second fiscal quarter of 2000 to assist customers who have chosen not to upgrade Applied Materials’ products or who experience any Year 2000 issues, including those associated with the leap year.

      Year 2000 Issues of Acquired Companies During fiscal 1999, Applied Materials acquired Consilium, Obsidian and AKT. For the most part, the Year 2000 programs of these companies were modeled after, or fully integrated into, Applied Materials’ four key readiness programs. As of January 10, 2000, Applied Materials was not aware of any significant Year 2000 issues associated with any of these companies or their products. However, as a software company, Consilium is assisting customers in evaluating Year 2000 issues that may relate to Consilium’s products, and will continue to assist its customers in their Year 2000 efforts after January 1, 2000.

      Estimated Costs Applied Materials estimates that total Year 2000 costs will range from $30 million to $40 million, with $27 million spent as of October 31, 1999. This amount includes costs to support customer satisfaction programs and services and other internal costs, but does not include the cost of internal hardware and software that was to be replaced in the normal course of business but was accelerated because of Year 2000 capability concerns. The remaining costs are for customer support programs and program office management, which are planned to continue through Applied Materials’ second fiscal quarter of 2000.

      Most Likely Worst-Case Scenario and Risks Associated with the Year 2000 Issue The year 2000 is a leap year, and February 29, 2000 is a date frequently associated with the Year 2000 issue. In addition, some Year 2000 issues may not be discovered until well after January 1, 2000. Therefore, Applied Materials believes risks associated with the Year 2000 issue may continue to exist after January 1, 2000. Applied Materials believes its most likely worst-case scenarios after January 1, 2000 will relate to undiscovered problems associated with its products, due to the inability to anticipate every possible Year 2000 problem, or due to problems associated with the interaction between Applied Materials’ products and its customers’ applications. A failure in Applied Materials’ products could result in claims against Applied Materials, increased warranty or service costs, or a delay or loss of revenue, any of which could materially and adversely affect Applied Materials’ financial condition and results of operations. Finally, Applied Materials believes it has taken steps to identify and remediate Year 2000 issues under its various readiness programs. However, if efforts to identify and address Year 2000 issues in Applied Materials’ products, customer and supply base, or infrastructure were not successful, including those issues associated with the leap year, Applied Materials may experience unanticipated problems that could materially and adversely affect its financial condition and results of operations.

Market Risk Disclosure

  Interest Rate Risk

      At October 31, 1999, Applied Materials’ investment portfolio includes fixed-income securities with a fair value of approximately $2.2 billion. These securities are subject to interest rate risk, and will decline in value if interest rates increase. Due to the short duration of Applied Materials’ investment portfolio, an immediate 10 percent increase in interest rates is not expected to have a material effect on Applied Materials’ near-term financial condition or results of operations.

      Applied Materials’ long-term debt bears interest at fixed rates; therefore, Applied Materials’ results of operations would only be affected by interest rate changes to the extent that variable rate short-term notes payable are outstanding. Due to the short-term nature and insignificant amount of Applied Materials’ short-term notes payable, an immediate 10 percent change in interest rates is not expected to have a material effect on Applied Materials’ near-term results of operations.

  Foreign Currency Exchange Rate Risk

      Significant operations of Applied Materials are conducted in foreign currencies, primarily Japanese yen. Forward exchange and currency option contracts are purchased to hedge a portion of, but not all, existing firm commitments and foreign currency denominated transactions expected to occur within 12 months. Gains and losses on these contracts are recognized in the Consolidated Statements of Operations at the time that the related transactions being hedged are recognized. Because the effect of movements in currency exchange rates on forward exchange and currency option contracts generally offsets the related effect on the underlying items being hedged, these financial instruments are not expected to subject Applied Materials to risks that would otherwise result from changes in currency exchange rates. Applied Materials does not use derivative financial instruments for trading or speculative purposes. Net foreign currency gains and losses did not have a material effect on Applied Materials’ results of operations for fiscal 1997, 1998 or 1999.

      Forward exchange contracts are denominated in the same currency as the underlying transactions (primarily Japanese yen and British pounds), and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. At October 31, 1999, the majority of Applied Materials’ outstanding forward exchange contracts are marked to market (see Note 2 of Notes to Consolidated Financial Statements), as are the related underlying transactions being hedged; therefore, the effect of exchange rate changes on forward contracts is expected to be substantially offset by the effect of these changes on the underlying transactions. The effect of an immediate 10 percent change in exchange rates on forward exchange contracts and the underlying hedged transactions denominated in Japanese yen and British pounds is not expected to be material to Applied Materials’ near-term financial condition or results of operations. Applied Materials’ downside risk with respect to currency option contracts (Japanese yen) is limited to the premium paid for the right to exercise the option. Premiums paid for options outstanding at October 31, 1999 were not material.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended

	1997	1998	1999

	(In thousands, except per share amounts)

Net sales	$4,074,275	$4,041,687	$4,859,136

Cost of products sold	2,173,350	2,178,531	2,537,293

Gross margin	1,900,925	1,863,156	2,321,843

Operating expenses:

Research, development and engineering	567,612	643,852	681,797

Marketing and selling	314,381	321,606	325,498

General and administrative	252,214	272,109	332,487

Non-recurring items	75,818	237,227	48,400

Income from operations	690,900	388,362	933,661

Non-recurring income, net	69,000	15,000	30,000

Interest expense	20,705	45,309	47,093

Interest income	59,726	79,780	105,222

Income from continuing operations before taxes and equity in net income/(loss) of joint venture	798,921	437,833	1,021,790

Provision for income taxes	300,447	148,863	329,930

Income from continuing operations before equity in net income/(loss) of joint venture	498,474	288,970	691,860

Restructuring charges from joint venture	—	(18,423)	3,677

Equity in net income/(loss) of joint venture	—	(18,649)	30,116

Income from continuing operations	498,474	251,898	725,653

Provision for discontinuance of joint venture	—	(20,996)	20,996

Net income	$498,474	$230,902	$746,649

Earnings per share:

Basic — continuing operations	$1.37	$0.69	$1.93

Basic — discontinued operations	—	(0.06)	0.06

Total basic	$1.37	$0.63	$1.99

Diluted — continuing operations	$1.32	$0.67	$1.84

Diluted — discontinued operations	—	(0.06)	0.05

Total diluted	$1.32	$0.61	$1.89

Weighted average number of shares:

Basic	363,542	366,849	375,393

Diluted	377,838	378,508	396,043

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	Fiscal year ended

	1998	1999

	(In thousands, except per share
	amounts)
ASSETS

Current assets:

Cash and cash equivalents	$575,205	$823,272

Short-term investments	1,188,351	1,937,179

Accounts receivable, less allowance for doubtful accounts of $630 in 1998 and $1,874 in 1999	764,472	1,198,069

Inventories	555,881	632,717

Deferred income taxes	337,906	324,024

Other current assets	97,140	145,200

Total current assets	3,518,955	5,060,461

Property, plant and equipment, net of accumulated depreciation	1,261,520	1,227,737

Other assets	149,217	418,306

Total assets	$4,929,692	$6,706,504

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Notes payable	$644	$5,789

Current portion of long-term debt	7,367	36,484

Accounts payable and accrued expenses	1,041,341	1,388,806

Income taxes payable	68,974	238,314

Total current liabilities	1,118,326	1,669,393

Long-term debt	616,572	584,357

Deferred income taxes	11,341	33,172

Other liabilities	62,832	82,980

Total liabilities	1,809,071	2,369,902

Commitments and contingencies	—	—

Stockholders’ equity:

Preferred stock; $.01 par value per share; 1,000 shares authorized; no shares issued	—	—

Common stock; $.01 par value per share; 1,100,000 shares authorized; 367,864 shares outstanding in 1998 and 382,666 shares outstanding in 1999	3,679	3,827

Additional paid-in capital	792,145	1,257,512

Retained earnings	2,328,940	3,075,589

Accumulated other comprehensive income/(loss)	(4,143)	(326)

Total stockholders’ equity	3,120,621	4,336,602

Total liabilities and stockholders’ equity	$4,929,692	$6,706,504

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income/(Loss)	Total

	(In thousands)

Balance at October 27, 1996	360,470	$3,605	$761,573	$1,599,564	$5,683	$2,370,425

Components of comprehensive income:

Net income	—	—	—	498,474	—	498,474

Translation adjustments	—	—	—	—	(16,124)	(16,124)

Comprehensive income						482,350

Net issuance under stock plans, including tax benefits of $82,543	9,434	94	167,499	—	—	167,593

Stock repurchases	(2,654)	(27)	(78,170)	—	—	(78,197)

Balance at October 26, 1997	367,250	3,672	850,902	2,098,038	(10,441)	2,942,171

Components of comprehensive income:

Net income	—	—	—	230,902	—	230,902

Translation adjustments	—	—	—	—	6,298	6,298

Comprehensive income						237,200

Net issuance under stock plans, including tax benefits of $26,112	5,477	55	94,527	—	—	94,582

Stock repurchases	(4,863)	(48)	(153,284)	—	—	(153,332)

Balance at October 25, 1998	367,864	3,679	792,145	2,328,940	(4,143)	3,120,621

Components of comprehensive income:

Net income	—	—	—	746,649	—	746,649

Translation adjustments	—	—	—	—	3,817	3,817

Comprehensive income						750,466

Net issuance under stock plans, including tax benefits of $159,844	12,137	121	359,044	—	—	359,165

Issuance for acquisitions	3,215	32	148,408	—	—	148,440

Stock repurchases	(550)	(5)	(42,085)	—	—	(42,090)

Balance at October 31, 1999	382,666	$3,827	$1,257,512	$3,075,589	$(326)	$4,336,602

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended

	1997	1998	1999

	(In thousands)

Cash flows from operating activities:

Net income	$498,474	$230,902	$746,649

Provision for discontinuance of joint venture	—	20,996	(20,996)

Adjustments required to reconcile income from continuing operations to cash provided by continuing operations:

Equity in net (income)/loss and restructuring charges of joint venture	—	37,072	(33,793)

Acquired in-process research and development expense	59,500	32,227	43,400

Write-down of intangible asset	—	70,000	—

Bad debt expense	16,318	—	—

Depreciation and amortization	219,435	284,500	275,364

Deferred income taxes	(52,543)	(49,400)	10,340

Changes in assets and liabilities, net of amounts acquired:

Accounts receivable	(332,047)	332,249	(377,309)

Inventories	(171,201)	133,791	(48,436)

Other current assets	(29,041)	(9,478)	(38,094)

Other assets	(8,525)	(9,366)	(12,714)

Accounts payable and accrued expenses	352,540	(159,471)	212,845

Income taxes payable	137,560	(106,142)	164,607

Other liabilities	11,242	8,504	11,486

Cash provided by continuing operations	701,712	816,384	933,349

Cash flows from investing activities:

Capital expenditures, net of retirements	(339,364)	(448,607)	(203,980)

Cash paid for acquisitions, net of cash acquired	(246,333)	—	(36,466)

Cash paid for licensed technology	—	(32,227)	—

Proceeds from sales of short-term investments	664,194	779,356	961,866

Purchases of short-term investments	(1,125,362)	(872,795)	(1,710,694)

Cash used for investing	(1,046,865)	(574,273)	(989,274)

Cash flows from financing activities:

Short-term debt activity, net	(21,731)	(54,811)	4,849

Long-term debt borrowings	407,568	—	—

Long-term debt repayments	(67,372)	(9,422)	(21,380)

Issuance of common stock under stock plans	150,446	94,582	359,165

Repurchases of common stock	(78,197)	(153,332)	(42,090)

Cash provided by/(used for) financing	390,714	(122,983)	300,544

Effect of exchange rate changes on cash	(1,406)	8,034	3,448

Increase in cash and cash equivalents	44,155	127,162	248,067

Cash and cash equivalents — beginning of year	403,888	448,043	575,205

Cash and cash equivalents — end of year	$448,043	$575,205	$823,272

Cash payments for interest were $18,802, $46,296 and $45,605 in 1997, 1998 and 1999, respectively. Cash payments for income taxes were $130,247 and $264,886 in 1997 and 1998, respectively, and net income tax refunds were $13,925 for 1999.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

      Principles of Consolidation and Basis of Presentation  The consolidated financial statements include the accounts of Applied Materials, Inc. and its subsidiaries (Applied Materials) after elimination of intercompany balances and transactions.

      Applied Materials’ fiscal year ends on the last Sunday in October of each year. Fiscal 1999 contained 53 weeks, whereas fiscal 1997 and 1998 contained 52 weeks. The inclusion of an additional week in fiscal 1999 did not have a material effect on Applied Materials’ financial condition or results of operations.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

      Cash Equivalents and Short-Term Investments  All highly-liquid investments with a remaining maturity of three months or less at the time of purchase are considered to be cash equivalents. All of Applied Materials’ short-term investments are classified as available-for-sale at the balance sheet dates. Investments classified as available-for-sale are recorded at fair value and any material temporary difference between the cost and fair value of an investment is presented as a separate component of accumulated other comprehensive income/ (loss).

      Inventories  Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

      Property, Plant and Equipment  Property, plant and equipment is stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Estimated useful lives for financial reporting purposes are as follows: buildings and improvements, five to 33 years; demonstration and manufacturing equipment, three to five years; and furniture, fixtures and other equipment, three to 15 years. Land improvements are amortized over the shorter of 15 years or the useful life. Leasehold improvements are amortized over the shorter of five years or the lease term.

      Intangible Assets  Purchased technology and goodwill are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of five to 10 years using the straight-line method.

      Long-Lived Assets  Applied Materials reviews long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Applied Materials assesses these assets for impairment based on estimated future cash flows from these assets.

      Revenue Recognition  Systems and spares revenue is generally recognized upon shipment. A provision for the estimated cost of system installation and warranty is recorded when revenue is recognized. Service revenue is generally recognized ratably over the period of the related contract.

      Derivative Financial Instruments  Applied Materials uses financial instruments such as forward exchange contracts to hedge a portion, but not all, of its firm commitments denominated in foreign currencies, and uses currency option contracts to hedge a portion, but not all, of its anticipated and uncommitted transactions expected to be denominated in foreign currencies. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of Applied Materials’ foreign currency management is to minimize the effect of exchange rate changes on actual cash flows from foreign currency denominated transactions. Gains and losses on forward exchange and currency option contracts are deferred and recognized in the Consolidated Statements of Operations when the related transactions being hedged are recognized. If the underlying transaction being hedged fails to occur, or occurs prior to the maturity of the financial instrument, Applied Materials immediately recognizes the gain or loss on the associated financial instrument. Those forward exchange contracts that have been marked to market are included in accounts payable and accrued expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

on Applied Materials’ Consolidated Balance Sheets. To date, premiums paid for currency option contracts have not been material. Applied Materials does not use derivative financial instruments for trading or speculative purposes.

      Foreign Currency Translation  Applied Materials’ subsidiaries located in Japan and Europe operate primarily using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting translation adjustments are presented as a separate component of accumulated other comprehensive income/ (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Applied Materials’ subsidiaries located in Ireland, Italy, Israel, Korea, Taiwan, Southeast Asia and China primarily use the U.S. dollar as their functional currency. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets, such as inventories and property, plant and equipment, that are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation gains and losses are included in the Consolidated Statements of Operations as they are incurred.

      Employee Stock Plans  As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” Applied Materials elected to continue to apply the provisions of Accounting Principles Board’s Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock option and stock purchase plans. Applied Materials is generally not required under APB 25 and related interpretations to recognize compensation expense in connection with its employee stock option and stock purchase plans. Applied Materials is required by SFAS 123 to present, in the notes to the consolidated financial statements, the pro forma effects on reported net income and earnings per share as if compensation expense had been recognized based on the fair value method of accounting prescribed by SFAS 123.

      Concentrations of Credit Risk  Financial instruments that potentially subject Applied Materials to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments used in hedging activities.

      Applied Materials invests in a variety of financial instruments such as certificates of deposit, corporate and municipal bonds, and U.S. Treasury and agency securities, and, by policy, limits the amount of credit exposure with any one financial institution or commercial issuer.

      Applied Materials’ customers consist of semiconductor manufacturers located throughout the world. Applied Materials performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable. Applied Materials maintains a reserve for potentially uncollectible accounts receivable based on an assessment of the collectibility of accounts receivable.

      Applied Materials is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.

      Earnings Per Share  Basic earnings per share is determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted average number of common shares and equivalents (representing the dilutive effect of stock options) outstanding during the period. Net income has not been adjusted for any period presented for purposes of computing basic or diluted earnings per share.

      For purposes of computing diluted earnings per share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of Applied Materials’ common stock for the period. For fiscal 1999, options to purchase approximately 10,041,000 shares of common stock at an average exercise price of $74.34 were excluded from the computation, since this average exercise price exceeded the average fair market value of Applied Materials’ common stock during fiscal 1999.

      Reclassifications  Certain prior year amounts have been reclassified to conform to the fiscal 1999 presentation or in accordance with applicable accounting requirements (see Note 4 of Notes to Consolidated Financial Statements).

      Recent Accounting Pronouncements  In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 137 (SFAS 137), “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133.” SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities, and SFAS 137 defers its effective date to all fiscal quarters of all fiscal years beginning after

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 15, 2000. Applied Materials will adopt SFAS 133 in the first fiscal quarter of 2001, and does not expect the adoption to have a material effect on its financial condition or results of operations.

Note 2 — Financial Instruments

      Investments  At October 25, 1998 and October 31, 1999, the fair value of Applied Materials’ short-term investments approximated cost. Accordingly, temporary differences between the short-term investment portfolio’s fair value and its cost have not been presented as a separate component of accumulated other comprehensive income/ (loss). Information about short-term investments is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	1998	1999

	(In thousands)

Obligations of states and political subdivisions	$253,709	$293,720

U.S. commercial paper, corporate bonds and medium-term notes	473,654	882,405

Bank certificates of deposit	138,053	282,399

U.S. Treasury and agency securities	211,094	360,710

Other debt securities	111,841	117,945

	$1,188,351	$1,937,179

      Investments in debt and equity securities of $183 million are included in cash and cash equivalents at both October 25, 1998 and October 31, 1999.

      Information about the contractual maturities of short-term investments at October 31, 1999 is as follows:

		Due After One
	Due in One	Year Through	Due After
	Year or Less	Three Years	Three Years	Total

	(In thousands)

Obligations of states and political subdivisions	$100,030	$126,595	$67,095	$293,720

U.S. commercial paper, corporate bonds and medium-term notes	693,794	116,812	71,799	882,405

Bank certificates of deposit	282,399	—	—	282,399

U.S. Treasury and agency securities	231,405	22,711	106,594	360,710

Other debt securities	33,835	63,033	21,077	117,945

	$1,341,463	$329,151	$266,565	$1,937,179

      Gross unrealized holding gains and losses were not material at October 25, 1998 or October 31, 1999. Gross realized gains and losses on sales of short-term investments were not material for the years ended October 26, 1997, October 25, 1998 or October 31, 1999. Applied Materials manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities that is intended to be available to meet Applied Materials’ current cash requirements.

      Derivative Financial Instruments  The notional amounts of derivative financial instruments at October 25, 1998 and October 31, 1999 were as follows:

	1998	1999

	(In thousands)

Forward exchange contracts to sell foreign currency (primarily Japanese yen) for U.S. dollars	$274,326	$564,465

Forward exchange contracts to sell U.S. dollars for foreign currency (primarily Japanese yen)	$88,248	$389,038

Currency option contracts to sell Japanese yen for U.S. dollars	$189,380	$227,037

      All forward exchange and currency option contracts outstanding at October 31, 1999 have remaining maturities of less than one year. Management believes that these contracts should not subject Applied Materials to undue risk from foreign exchange movements because gains and losses on these contracts generally offset gains and losses on the underlying assets, liabilities and transactions being hedged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Fair Value of Financial Instruments  For Applied Materials’ financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, notes payable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturities of these financial instruments. Consequently, these financial instruments are not contained in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, including those financial instruments that are not carried on Applied Materials’ Consolidated Balance Sheets:

	1998		1999

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In thousands)

Long-term debt, including current portion	$623,939	$656,603	$620,841	$605,366

Forward exchange contracts:

Sell foreign currency	$241,517	$239,827	$545,313	$546,804

Buy foreign currency	$99,293	$99,293	$396,318	$396,318

Currency option contracts:

Sell foreign currency	$3,892	$202	$2,601	$302

      The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of forward exchange and currency option contracts is based on quoted market prices for comparable instruments.

Note 3 — Balance Sheet Detail

	1998	1999

	(In thousands)

Inventories:

Customer service spares	$239,139	$239,082

Raw materials	98,180	102,843

Work-in-process	126,533	202,312

Finished goods	92,029	88,480

	$555,881	$632,717

Property, Plant and Equipment:

Land and improvements	$125,467	$188,313

Buildings and improvements	712,740	796,978

Demonstration and manufacturing equipment	501,648	498,532

Furniture, fixtures and other equipment	384,069	378,053

Construction in progress	274,220	297,082

Gross property, plant and equipment	1,998,144	2,158,958

Accumulated depreciation	(736,624)	(931,221)

Net property, plant and equipment	$1,261,520	$1,227,737

Other Assets:

Purchased technology, net	$91,218	$205,213

Goodwill, net	11,614	162,015

Other	46,385	51,078

	$149,217	$418,306

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	1998	1999

	(In thousands)

Accounts Payable and Accrued Expenses:

Accounts payable	$182,616	$363,179

Compensation and employee benefits	185,391	295,028

Installation and warranty	179,742	228,892

Restructuring	91,781	15,536

Other	401,811	486,171

	$1,041,341	$1,388,806

Note 4 — AKT

      In September 1993, Applied Materials entered into an agreement with Komatsu, Ltd. (Komatsu) to form Applied Komatsu Technology, Inc. (AKT), a joint venture corporation that developed, manufactured and marketed systems used to produce Flat Panel Displays (FPDs). The FPD market currently includes screens for laptop, notebook and palmtop computers, desktop monitors, digital/video cameras, portable televisions and instrument displays. Because Applied Materials and Komatsu each owned 50 percent of the AKT joint venture, Applied Materials accounted for its interest in the joint venture using the equity method.

      During the fourth fiscal quarter of 1998, Applied Materials decided to discontinue the operations of AKT over a 12-month period. As a result of this decision, Applied Materials recorded a $40 million provision for discontinued operations, consisting of $19 million primarily for immediate headcount reductions and lease terminations, and $21 million for net expenses and other obligations expected to be incurred during, or at completion of, the 12-month wind-down period. In addition to the above amounts, Applied Materials also recorded its $18 million share of AKT’s operating losses as a component of discontinued operations.

      AKT began to wind down its operations by ceasing development efforts on new and next-generation systems and technology and by no longer offering physical vapor deposition and etch systems for sale. During the wind-down period, customer orders were accepted only for chemical vapor deposition systems. In late fiscal 1999, an overall improvement in the FPD industry enhanced AKT’s financial condition and improved its business outlook. This change caused Applied Materials to reassess its decision to discontinue AKT’s operations. Based on this reassessment, Applied Materials decided that AKT’s operations should not be discontinued, and agreed to acquire Komatsu’s 50 percent interest in AKT for $87 million in cash.

      The AKT acquisition was completed on October 29, 1999 and was accounted for as a purchase business combination. The allocation of the purchase price resulted in acquired in-process research and development expense of $8 million, a purchased technology asset of $75 million and a goodwill asset of $35 million. Purchased technology and goodwill will be amortized to expense over five years and 10 years, respectively. Because of the decision to continue AKT’s operations, Applied Materials reclassified AKT’s prior period operating results from discontinued operations to continuing operations, and reversed into income in fiscal 1999 the $21 million provision for discontinued operations recorded in fiscal 1998, which was no longer required. The reclassifications did not change Applied Materials’ previously reported net income or earnings per share amounts, and were recorded in accordance with Emerging Issues Task Force Issue No. 90-16, “Accounting for Discontinued Operations Subsequently Retained.” Because the acquisition was completed on the last business day of Applied Materials’ fiscal year and was accounted for as a purchase business combination, AKT’s balance sheet accounts at that date have been included in Applied Materials’ Consolidated Balance Sheet at October 31, 1999. Beginning November 1, 1999, AKT will operate as a wholly-owned subsidiary of Applied Materials, and will be fully consolidated in Applied Materials’ Balance Sheet and Statement of Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 — Notes Payable

      Applied Materials has credit facilities for unsecured borrowings in various currencies up to approximately $650 million, of which $500 million is comprised of two revolving credit agreements in the United States with a group of banks. One agreement is a $250 million line of credit that expires in March 2000, but is expected to be renewed, and the other is a $250 million line of credit that expires in March 2003. The agreements provide for borrowings at various rates, including the lead bank’s prime reference rate, and include financial and other covenants with which Applied Materials was in compliance at October 31, 1999. No amount was outstanding under these agreements at the end of any fiscal year presented. The remaining credit facilities of $150 million are primarily with Japanese banks at rates indexed to their prime reference rate. Amounts outstanding under Japanese credit facilities at October 25, 1998 and October 31, 1999 were not material.

Note 6 — Long-Term Debt

      Information with respect to Applied Materials’ long-term debt outstanding at October 25, 1998 and October 31, 1999 is as follows:

	1998	1999

	(In thousands)

Japanese debt, 1.72% – 4.85%, maturing 1999-2011	$50,939	$47,841

6.65 – 7.00% medium-term notes due 2000 – 2005, interest payable March 15 and September 15	73,000	73,000

8% noncallable unsecured senior notes due 2004, interest payable March 1 and September 1	100,000	100,000

6.75% noncallable unsecured senior notes due 2007, interest payable April 15 and October 15	200,000	200,000

7.125% noncallable unsecured senior notes due 2017, interest payable April 15 and October 15	200,000	200,000

	623,939	620,841

Current portion	(7,367)	(36,484)

	$616,572	$584,357

      At October 31, 1999, $41 million of Japanese debt was secured by property and equipment having a net book value of approximately $64 million.

      Applied Materials has debt agreements that contain financial and other covenants. These covenants place restrictions on additional borrowings by U.S. subsidiaries of Applied Materials, liens against Applied Materials’ assets and certain sale and leaseback transactions. At October 31, 1999, Applied Materials was in compliance with all covenants.

      At October 31, 1999, aggregate debt maturities were as follows: $36 million in fiscal 2000; $12 million in fiscal 2001; $5 million in fiscal 2002; $5 million in fiscal 2003; $105 million in fiscal 2004; and $458 million thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 — Non-Recurring Items

      Non-recurring operating expense items do not include items associated with the fiscal 1998 decision by Applied Materials to discontinue the operations of AKT or non-recurring income (see Note 4 and Note 8 of Notes to Consolidated Financial Statements). Non-recurring operating expense items for fiscal 1997, 1998 and 1999 included the following:

	1997	1998	1999

	(In thousands)

Acquired in-process research and development expense	$59,500	$32,227	$43,400

Write-down of impaired asset	—	70,000	—

Restructuring charges	—	135,000	—

Bad debt expense	16,318	—	—

Acquisition expenses	—	—	5,000

	$75,818	$237,227	$48,400

      Acquired In-Process Research and Development Expense  During fiscal 1997, Applied Materials acquired two companies, Opal, Inc. (Opal) and Orbot Instruments, Ltd. (Orbot), in separate transactions that totaled $293 million, consisting primarily of cash, and recognized $60 million of acquired in-process research and development expense. With the exception of this charge, the transactions did not have a material effect on Applied Materials’ results of operations for fiscal 1997. During fiscal 1998, Applied Materials determined that a purchased technology asset recorded in connection with these acquisitions was impaired (see “Write-Down of Impaired Asset” below).

      During fiscal 1998, Applied Materials entered into an agreement with Trikon Technologies, Inc. for a non-exclusive, worldwide, perpetual license of MORI™ plasma source and Forcefill™ deposition technology. Because the development of this technology had not yet reached technological feasibility at the time of its acquisition and had no alternative future use for Applied Materials, Applied Materials recognized $32 million, including transaction costs, of acquired in-process research and development expense at the time of its acquisition.

      During the fourth fiscal quarter of 1999, Applied Materials recorded $35 million of acquired in-process research and development expense in connection with its acquisition of Obsidian, Inc. (Obsidian). With the exception of this charge, the Obsidian acquisition did not have a material effect on Applied Materials’ results of operations. For further details regarding this acquisition, see Note 14 of Notes to Consolidated Financial Statements. Also during the fourth fiscal quarter of 1999, Applied Materials recorded $8 million of acquired in-process research and development expense in connection with its acquisition of AKT. For further details regarding this acquisition, see Note 4 of Notes to Consolidated Financial Statements.

      Write-Down of Impaired Asset  During the fourth fiscal quarter of 1998, Applied Materials determined that the carrying value of a certain purchased technology asset exceeded its net realizable value. This occurred because of rapid changes in technology and significant changes in business conditions, both of which resulted in a reduced demand outlook for products incorporating the purchased technology. Applied Materials’ determination was supported by the results of an independent analysis prepared by a nationally-recognized valuation firm. In accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” Applied Materials recorded a pre-tax charge of $70 million for this impairment in asset value.

      Restructuring Charges  During fiscal 1998, Applied Materials recorded pre-tax restructuring charges of $135 million, consisting of $75 million for headcount reductions and $60 million for consolidation of facilities and related fixed assets. These restructuring actions occurred in Applied Materials’ third and fourth fiscal quarters, and were taken to align Applied Materials’ cost structure with prevailing market conditions and to create a more flexible and efficient organization that would be better positioned for an industry recovery. Headcount reductions consisted of a voluntary separation plan during the third fiscal quarter of 1998 and a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

reduction in force during the fourth fiscal quarter of 1998. The voluntary separation plan resulted in a headcount reduction of approximately 800 employees, or approximately six percent of Applied Materials’ global workforce, for a cost of $25 million. The reduction in force eliminated approximately 2,000 additional positions, or approximately 15 percent of Applied Materials’ global workforce, for a cost

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of $50 million. The majority of these positions were eliminated in California and Texas, with the remainder being eliminated from other locations worldwide.

      Total cash outlays for fiscal 1998 restructuring activities are expected to be $105 million. The remaining $30 million of restructuring costs consisted of non-cash charges primarily for asset write-offs. During fiscal 1998 and 1999, $42 million and $47 million, respectively, of cash was used for restructuring costs. The majority of the remaining cash outlays of $16 million are expected to occur in fiscal 2000.

      Restructuring activity for fiscal 1998 and 1999 was as follows:

	Severance
	and Benefits	Facilities	Total

	(In thousands)

Provision for fiscal 1998	$74,812	$60,188	$135,000

Amount utilized in fiscal 1998	(39,526)	(3,693)	(43,219)

Balance, October 25, 1998	35,286	56,495	91,781

Amount utilized in fiscal 1999	(29,852)	(46,393)	(76,245)

Balance, October 31, 1999	$5,434	$10,102	$15,536

      Bad Debt Expense  During fiscal 1997, Applied Materials determined that its outstanding accounts receivable balance from Thailand-based Submicron Technology PCL (SMT) was not collectible. Therefore, Applied Materials repossessed systems previously sold to SMT which had not been fully paid for, and recorded $16 million of bad debt expense.

      Acquisition Expenses  During the first fiscal quarter of 1999, Applied Materials recorded a $5 million pre-tax, operating expense for costs incurred in connection with its acquisition of Consilium Inc. (Consilium). For further details regarding this acquisition, see Note 14 of Notes to Consolidated Financial Statements.

Note 8 — Non-Recurring Income, Net

      During fiscal 1997, Applied Materials settled certain outstanding litigation with Novellus Systems, Inc. (Novellus) and General Signal Corporation (GSC). In connection with the Novellus settlement, Applied Materials received $80 million in damages for past patent infringement, and was awarded the right to receive ongoing royalties for certain system shipments subsequent to the date of the settlement. Royalties from Novellus have not been, and are not expected to be, material. In connection with the GSC settlement, Applied Materials paid $11 million and acquired ownership from GSC of certain patents and patent applications regarding “cluster tool” architecture. The net effect of the Novellus and GSC settlements was $69 million of pre-tax, non-operating income.

      During the first fiscal quarter of 1998, Applied Materials settled all outstanding litigation with ASM International N.V. (ASMI). As a result of this settlement, Applied Materials received a convertible note for $80 million and recorded the amount as pre-tax, non-recurring income. Applied Materials collected $15 million against the note in November 1997. During the fourth fiscal quarter of 1998, Applied Materials determined, based on facts and circumstances known at that time, that collection of the remaining note balance was doubtful, and recorded a $65 million pre-tax, non-recurring charge to fully reserve the outstanding note balance. The net effect of the ASMI settlement for fiscal 1998 was $15 million of pre-tax, non-recurring, non-operating income.

      During the first fiscal quarter of 1999, subsequent to the original maturity date of the ASMI note and in accordance with a restructured agreement, Applied Materials received a $20 million payment from ASMI and recorded the amount as non-recurring income. During the fourth fiscal quarter of 1999, Applied Materials received another payment from ASMI of $10 million and also recorded the amount as non-recurring income. Pursuant to the restructured agreement, ASMI’s remaining payment of $35 million is due in the first fiscal quarter of 2001. Applied Materials will recognize non-recurring income related to the remaining balance of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the note receivable upon receipt of cash. Other obligations of ASMI, including royalty payments, were also modified under the restructured agreement and new provisions were added. Royalties received from ASMI pursuant to the settlement agreement have not been, and are not expected to be, material. Other modifications and provisions have not in the past had, but may in the future have, a material favorable effect on Applied Materials’ results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 — Stockholders’ Equity

      Comprehensive Income  Applied Materials adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), “Reporting Comprehensive Income,” in the first fiscal quarter of 1999. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components, but does not impact net income or total stockholders’ equity. See the Consolidated Statements of Stockholders’ Equity for the components of comprehensive income, which are presented net of tax. Accumulated other comprehensive income/(loss) presented in the accompanying Consolidated Balance Sheets consists entirely of foreign currency translation adjustments.

      Stock Repurchase Program  Since March 1996, Applied Materials has systematically repurchased shares of its common stock in the open market to partially fund its stock-based employee benefit and incentive plans. In fiscal 1997, 2,654,000 shares were repurchased at an average price of $29.46 per share. In fiscal 1998, 4,863,000 shares were repurchased at an average price of $31.53 per share. In fiscal 1999, 550,000 shares were repurchased at an average price of $76.53 per share.

      Stockholder Rights Plan  In July 1999, after expiration of Applied Materials’ stockholder rights plan, the Board of Directors of Applied Materials (the Board) adopted a new stockholder rights plan. Under the new plan, the Board distributed one preferred stock purchase right (a “Right”) for each share of Applied Materials’ common stock outstanding on July 18, 1999, and authorized the distribution of one Right for each subsequently issued common share. Each Right entitles the holder to purchase one ten-thousandth of a share of a new series of preferred stock at a price of $375. The Board authorized the issuance of 110,000 preferred shares under this plan, none of which have been issued. The Rights will be exercisable only if a person or group acquires 20 percent or more of Applied Materials’ outstanding common stock, or announces a tender offer for 20 percent or more of Applied Materials’ outstanding common stock. In the event that any such acquiring person or group triggers the exercise provisions (other than as a result of a tender offer or exchange offer for all outstanding common stock at a price determined by the Board to be fair and adequate to the stockholders, and otherwise in the best interests of Applied Materials and its stockholders), each Right will entitle its holder to purchase, for $375, a number of shares of Applied Materials’ common stock having a market value of $750. In such event, any Rights held by the acquiring person or group will become null and void. A Board committee composed of independent directors will review the new rights plan at least every three years. This committee will communicate its conclusions, including any recommendation as to whether the plan should be modified or the Rights redeemed, to the full Board after each review. Unless earlier redeemed, the Rights will expire on July 6, 2009.

Note 10 — Employee Benefit Plans

      Stock Options  Applied Materials grants options to key employees and non-employee directors to purchase shares of its common stock, at future dates, at the fair market value on the date of grant. Options generally vest over one to four years, and generally expire no later than seven years from the date of grant. There were 12,445,000, 12,762,000 and 1,758,000 shares available for grant at the end of fiscal 1997, 1998 and 1999, respectively. At the March 2000 Annual Meeting of Stockholders, Applied Materials will ask

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

stockholders to approve additional shares for issuance under its stock option plan. Stock option activity was as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	1997	Price	1998	Price	1999	Price

	(In thousands, except per share amounts)

Outstanding, beginning of year	30,564	$10.05	34,057	$15.16	52,633	$22.10

Granted and assumed	13,324	21.21	26,848	29.14	13,458	67.37

Exercised	(7,744)	6.00	(4,041)	8.08	(10,726)	15.12

Canceled	(2,087)	12.82	(4,231)	24.29	(2,895)	26.42

Outstanding, end of year	34,057	$15.16	52,633	$22.10	52,470	$34.50

Exercisable, end of year	8,298	$8.51	12,772	$13.46	11,724	$19.14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes information with respect to options outstanding and exercisable at October 31, 1999:

	Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
	Number	Average	Remaining	Number	Average
	of Shares	Exercise	Contractual Life	of Shares	Exercise
Range of Exercise Prices	(In thousands)	Price	(In years)	(In thousands)	Price

$ 0.01 – $ 9.96	948	$7.37	3.2	871	$7.35

$ 9.97 – $19.93	11,985	13.53	3.6	6,443	13.28

$19.94 – $29.89	14,857	25.71	5.5	2,059	23.67

$29.90 – $39.85	13,243	32.89	5.2	1,920	33.12

$39.86 – $49.81	746	45.91	4.8	404	46.07

$49.82 – $89.81	10,691	73.21	6.9	27	55.85

	52,470	$34.50	5.2	11,724	$19.14

      During the first fiscal quarter of 1998, Applied Materials granted each employee (excluding officers) an option to purchase 200 shares of Applied Materials’ common stock, for a total grant of approximately 2,900,000 shares. This grant was made in recognition of Applied Materials’ 30th anniversary. Also, later in fiscal 1998, Applied Materials granted each employee (excluding officers and other executives) an option to purchase 200 shares of Applied Materials’ common stock, for a total grant of approximately 2,500,000 shares. This grant was made to address employee morale and retention concerns in light of the industry downturn and necessary restructuring actions taken by Applied Materials. Neither of these grants required stockholder approval.

      Employee Stock Purchase Plan  Applied Materials sponsors two employee stock purchase plans (ESPP) for the benefit of U.S. and international employees. The U.S. plan is qualified under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase Applied Materials’ common stock through payroll deductions at a price equal to 85 percent of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ESPP are limited to 10 percent of an employee’s eligible compensation, up to a maximum of $12,750, in any plan year. During fiscal 1997, 1998 and 1999, 1,697,000, 1,436,000 and 1,411,000 shares, respectively, were issued under the ESPP. In fiscal 1999, stockholders approved an additional 8,000,000 shares for issuance under the ESPP. At October 31, 1999, 10,684,000 shares were reserved for future issuance under the ESPP.

      Stock-Based Compensation Applied Materials has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for Applied Materials’ stock option and purchase plan activity. If compensation expense had been determined based on the grant date fair value for awards in fiscal 1997, 1998 and 1999 in accordance with the provisions of SFAS 123, Applied Materials’ net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	1997	1998	1999

	(In thousands, except per share amounts)

Net income as reported	$498,474	$230,902	$746,649

Pro forma net income	$466,395	$146,094	$635,252

Earnings per share as reported:

Basic	$1.37	$0.63	$1.99

Diluted	$1.32	$0.61	$1.89

Pro forma earnings per share:

Basic	$1.28	$0.40	$1.69

Diluted	$1.23	$0.39	$1.60

      The pro forma effects of applying SFAS 123 will not be fully reflected until fiscal 2000 since SFAS 123 is applicable only to stock options granted subsequent to December 15, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In calculating pro forma compensation, the fair value of each stock option grant and stock purchase right is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Stock Options			ESPP

	1997	1998	1999	1997	1998	1999

Dividend yield	None	None	None	None	None	None

Expected volatility	55%	55%	59%	55%	55%	59%

Risk-free interest rate	6.27%	5.33%	5.48%	6.39%	5.93%	4.75%

Expected lives (in years)	3.6	3.7	4.0	0.5	0.5	0.5

      According to the Black-Scholes option-pricing model, the weighted average estimated fair value of employee stock option grants was $10.96 for fiscal 1997, $13.54 for fiscal 1998 and $34.13 for fiscal 1999. The weighted average estimated fair value of purchase rights granted under the ESPP was $7.31 for fiscal 1997, $9.61 for fiscal 1998 and $10.16 for fiscal 1999.

      Employee Bonus Plans Applied Materials has various employee bonus plans. A profit sharing plan provides for the distribution of a percentage of pre-tax profits to substantially all Applied Materials employees not eligible for other performance-based incentive plans, up to a maximum percentage of compensation. Other plans award annual bonuses to Applied Materials’ executives and key contributors based on the achievement of profitability and other specific performance criteria. Applied Materials also has agreements with key technical employees that provide for additional compensation related to the success of new product development and achievement of specified profitability criteria. Charges to expense under these plans were $126 million for fiscal 1997, $111 million for fiscal 1998 and $204 million for fiscal 1999.

      Employee Savings and Retirement Plan The Employee Savings and Retirement Plan is qualified under Sections 401(a) and (k) of the Internal Revenue Code. Applied Materials contributes a percentage of each participating employee’s salary deferral contributions. Company matching contributions are invested in Applied Materials’ common stock and become 20 percent vested at the end of an employee’s third year of service, and vest 20 percent per year of service thereafter until becoming fully vested at the end of seven years of service. Applied Materials’ matching contributions under this plan were $13 million in fiscal 1997, $18 million in fiscal 1998 and $15 million in fiscal 1999.

      Defined Benefit Plans of Foreign Subsidiaries Several of Applied Materials’ foreign subsidiaries have defined benefit pension plans covering substantially all of their eligible employees. Benefits under these plans are based on years of service and final average compensation levels. Funding is limited by the local statutory requirements of the countries in which the subsidiaries are located. Expenses under these plans, consisting principally of service cost, were $7 million for both fiscal 1997 and 1998 and $9 million for fiscal 1999. At October 31, 1999, the aggregate accumulated benefit obligation was $35 million, the projected benefit obligation was $59 million, and the fair value of plan assets was $20 million.

      Post-Retirement Benefits On January 1, 1999, Applied Materials adopted a plan that provides medical benefits (including vision) to retirees who are at least age 55, and whose age plus years of service is at least 65 at date of retirement. An eligible retiree may elect coverage for a spouse or domestic partner under the age of 65. Coverage under the plan generally ends for both the retiree and spouse or domestic partner no later than age 65. This plan has not had, and is not expected to have, a material effect on Applied Materials’ financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 — Income Taxes

      The components of income from continuing operations before taxes and equity in net income/(loss) of joint venture were as follows:

	1997	1998	1999

	(In thousands)

U.S.	$678,049	$383,210	$965,775

Foreign	120,872	54,623	56,015

Income from continuing operations before taxes and equity in net income/(loss) of joint venture	$798,921	$437,833	$1,021,790

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The components of the provision for income taxes were as follows:

	1997	1998	1999

	(In thousands)

Current:

U.S.	$261,120	$133,852	$244,655

Foreign	60,594	44,267	62,440

State	31,276	20,144	12,495

	352,990	198,263	319,590

Deferred:

U.S.	(51,939)	(34,277)	12,298

Foreign	1,207	(5,456)	(3,755)

State	(1,811)	(9,667)	1,797

	(52,543)	(49,400)	10,340

Provision for income taxes	$300,447	$148,863	$329,930

      A reconciliation between the statutory U.S. federal income tax rate of 35 percent and Applied Materials’ actual effective income tax rate is as follows:

	1997	1998	1999

Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%

Non-tax deductible acquired in-process research and development expense	2.6	—	1.5

Effect of foreign operations taxed at various rates	0.8	1.3	0.8

State income taxes, net of federal benefit	2.4	1.6	0.9

Research tax credits	(0.8)	(1.9)	(1.4)

FSC benefit	(2.2)	(3.4)	(3.9)

Other	(0.2)	1.4	(0.6)

Provision for income taxes	37.6%	34.0%	32.3%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred income tax assets were as follows:

	1998	1999

	(In thousands)

Deferred income tax assets:

Inventory reserves and basis difference	$86,296	$81,284

Warranty and installation reserves	59,194	71,646

Accrued liabilities	153,923	140,301

Restructuring accrual	32,370	4,570

Other	6,123	26,223

Deferred income tax liabilities:

Depreciation	(638)	8,324

Purchased technology	(19,159)	(54,476)

Other	8,456	12,980

Net deferred income tax assets	$326,565	$290,852

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      U.S. income taxes have not been provided for approximately $74 million of cumulative undistributed earnings of several non-U.S. subsidiaries. Applied Materials intends to reinvest these earnings indefinitely in operations outside of the United States.

Note 12 — Industry Segment and Foreign Operations

      In fiscal 1999, Applied Materials adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosures About Segments of an Enterprise and Related Information,” which changes the way public companies report information about operating segments. SFAS 131, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities, whose operating results are reviewed by the chief operating decision maker, and for which discrete financial information is available. Applied Materials’ chief operating decision maker has been identified as the Office of the President, which reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Applied Materials operates in one segment for the manufacture, marketing and servicing of semiconductor wafer fabrication equipment. All material operating units qualify for aggregation under SFAS 131 due to their similar economic characteristics, nature of products and services, procurement, manufacturing and distribution processes, and identical customer base. Since Applied Materials operates in one segment, all financial segment information required by SFAS 131 can be found in the consolidated financial statements. For geographical reporting, revenues are attributed to the geographic location in which the customer is located. Long-lived assets consist primarily of property, plant and equipment, and are attributed to the geographic location in which they are located. During fiscal 1997 and 1998, no individual customer accounted for more than 10 percent of Applied Materials’ net sales. During fiscal 1999, one customer accounted for more than 10 percent of net sales.

		Long-lived
	Net Sales	Assets

	(In thousands)

1997:

North America*	$1,500,926	$811,539

Taiwan	696,312	41,536

Japan	749,706	125,299

Europe	600,227	65,575

Korea	333,380	52,020

Asia-Pacific	193,724	4,875

Total	$4,074,275	$1,100,844

1998:

North America*	$1,549,337	$998,508

Taiwan	816,730	39,548

Japan	677,737	135,051

Europe	645,570	83,038

Korea	166,511	42,825

Asia-Pacific	185,802	8,935

Total	$4,041,687	$1,307,905

1999:

North America*	$1,665,974	$965,238

Taiwan	997,206	34,444

Japan	817,919	142,074

Europe	765,354	103,218

Korea	316,937	26,983

Asia-Pacific	295,746	6,858

Total	$4,859,136	$1,278,815

*  Primarily the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 — Commitments and Contingencies

      Applied Materials leases some of its facilities and equipment under non-cancelable operating leases and has options to renew most leases, with rentals to be negotiated. Applied Materials also leases some office and general operating facilities in Santa Clara, California, under an agreement that provides for monthly payments based on LIBOR or the relevant commercial paper rate. In accordance with this agreement, Applied Materials must maintain compliance with covenants identical to those contained in its credit facilities. At the end of these leases, Applied Materials is required to acquire the properties at their original cost or arrange for these properties to be acquired by a third party. If the fair market value of the leased properties declines below original cost, Applied Materials will be contingently liable under 82 percent first-loss clauses for up to approximately $53 million. At October 31, 1999, Applied Materials believed that the fair market value of the leased properties exceeded original cost. Management believes that these contingent liabilities will not have a material adverse effect on Applied Materials’ financial condition or results of operations in the future.

      Total rent expense for fiscal 1997, 1998 and 1999 was $69 million, $71 million and $62 million, respectively. Future minimum lease payments at October 31, 1999 are: $66 million for fiscal 2000; $57 million for fiscal 2001; $41 million for fiscal 2002; $28 million for fiscal 2003; $26 million for fiscal 2004; and $85 million thereafter.

      Applied Materials has several agreements that allow it to sell accounts receivable from selected customers at a discount to various financial institutions. Receivable sales have the effect of increasing cash and reducing accounts receivable and days sales outstanding. Discounting fees were recorded in interest expense and were not material for fiscal 1997, 1998 or 1999. During fiscal 1997, 1998 and 1999, Applied Materials sold $303 million, $488 million and $945 million, respectively, of accounts receivable under these agreements. At October 31, 1999, $327 million of these receivables remained outstanding and subject to limited recourse provisions. Applied Materials does not expect these recourse provisions to have a material effect on its financial condition or results of operations.

  Legal Matters

      In April 1997, Applied Materials initiated separate lawsuits in the Northern District of California against AST Electronik GmbH and AST Electronik USA, Inc. (collectively “AST”) and AG Associates, Inc. (AG), alleging infringement of certain patents concerning rapid thermal processing technology. In October 1997, AST and AG each filed counterclaims alleging infringement by Applied Materials of patents concerning related technology. In February 1999, Applied Materials and AST resolved their dispute on mutually acceptable terms and conditions. In addition, on August 5, 1998, AG filed a lawsuit in California against Applied Materials alleging infringement of another patent relating to rapid thermal processing technology, and, on August 13, 1998, AG filed a lawsuit in Delaware against Applied Materials alleging infringement of two other patents concerning related technology. The Delaware case was subsequently transferred to California. In September 1999, the Court suspended each of these actions to allow the parties to engage in settlement discussions.

      As a result of the acquisition of Orbot, Applied Materials is defending a lawsuit brought by KLA Instruments Corp. (KLA) against Orbot. KLA alleges that Orbot infringes a patent for mask and reticle inspection equipment. Limited discovery has occurred and no trial date has been set.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      On June 13, 1997, Applied Materials filed a lawsuit against Varian Associates, Inc. (Varian), alleging infringement of several of Applied Materials’ patents concerning physical vapor deposition (PVD) technology. The complaint was later amended on July 7, 1997 to include Novellus Systems, Inc. (Novellus) as a defendant as a result of Novellus’ acquisition of Varian’s thin film systems PVD business. Applied Materials seeks damages for past infringement, a permanent injunction, treble damages for willful infringement, pre-judgment interest and attorneys’ fees. Varian answered the complaint by denying all allegations, counterclaiming for declaratory judgment of invalidity and unenforceability and alleging conduct by Applied Materials in violation of antitrust laws. On June 23, 1997, Novellus filed a separate lawsuit against Applied Materials alleging infringement by Applied Materials of three patents concerning PVD technology that were formerly owned by Varian. Varian also has filed a separate lawsuit against Applied Materials alleging a broad range of conduct in violation of federal antitrust laws and state unfair competition and business practice laws. Discovery has commenced in these actions. The Court has scheduled trial of all patent claims for the first half of 2001. No other trial dates have been set.

      During fiscal 1998, Applied Materials settled all outstanding litigation with ASM International N.V. (see Note 8 of Notes to Consolidated Financial Statements).

      Applied Materials is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, management does not believe that any of these legal matters will have a material adverse effect on Applied Materials’ financial condition or results of operations.

Note 14 — Acquisitions

      On December 11, 1998, Applied Materials acquired Consilium, a supplier of integrated semiconductor and electronics manufacturing execution systems and services, in a stock-for-stock merger accounted for as a pooling of interests. Due to the immateriality of Consilium’s historical financial position and results of operations in relation to those of Applied Materials, Applied Materials’ prior period financial statements have not been restated. Applied Materials issued 1.7 million shares of its common stock to complete this transaction, and recorded $5 million of transaction costs as a one-time operating expense. The Consilium acquisition did not have a material effect on Applied Materials’ financial condition or results of operations for fiscal 1999.

      On October 5, 1999, Applied Materials acquired Obsidian, a developer of fixed-abrasive chemical mechanical polishing solutions for the semiconductor industry, in a stock-for-stock merger accounted for as a purchase business combination. Applied Materials issued shares of its common stock having a market value of $150 million to complete this transaction. The allocation of the purchase price resulted in acquired in-process research and development expense of $35 million, a purchased technology asset of $36 million and a goodwill asset of $117 million. Purchased technology and goodwill will be amortized to expense over 7 years. Except for in-process research and development expense, the Obsidian acquisition did not have a material effect on Applied Materials’ financial condition or results of operations.

      On October 29, 1999, Applied Materials acquired the remaining 50 percent of AKT, a company that develops, manufactures and markets systems used to produce Flat Panel Displays. For further details, see Note 4 of Notes to Consolidated Financial Statements.

      If all of Applied Materials’ fiscal 1999 acquisitions had occurred as of the beginning of fiscal 1998, pro forma net sales, pro forma income from continuing operations, excluding net one-time expenses, and pro forma income from continuing operations per diluted share, excluding net one-time expenses, for fiscal 1998 and 1999 would not have been materially different from the amounts reported.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 — Unaudited Quarterly Consolidated Financial Data

	Quarter
					Fiscal
	First	Second	Third	Fourth	Year

	(In thousands, except per share amounts)

1998:

Net sales	$1,307,685	$1,176,316	$884,491	$673,195	$4,041,687

Gross margin	$629,441	$554,289	$394,389	$285,037	$1,863,156

Income/(loss) from continuing operations*	$228,893	$141,221	$47,517	$(165,733)	$251,898

Discontinued operations**	—	—	—	(20,996)	(20,996)

Net income/(loss)	$228,893	$141,221	$47,517	$(186,729)	$230,902

Earnings/(loss) per diluted share:

Continuing operations	$0.60	$0.37	$0.13	$(0.45)	$0.67

Discontinued operations	—	—	—	(0.06)	(0.06)

Total	$0.60	$0.37	$0.13	$(0.51)	$0.61

1999:

Net sales	$742,477	$1,117,626	$1,433,510	$1,565,523	$4,859,136

Gross margin	$321,103	$517,241	$698,615	$784,884	$2,321,843

Income from continuing operations*	$56,342	$140,457	$254,189	$274,665	$725,653

Discontinued operations**	(3,457)	1,182	(9,773)	33,044	20,996

Net income	$52,885	$141,639	$244,416	$307,709	$746,649

Earnings/(loss) per diluted share:

Continuing operations	$0.15	$0.36	$0.64	$0.69	$1.84

Discontinued operations	(0.01)	—	(0.03)	0.08	0.05

Total	$0.14	$0.36	$0.61	$0.77	$1.89

*	Income/(loss) from continuing operations for fiscal 1998 includes one-time items, on an after-tax basis, of: $31,530 of income for the first fiscal quarter, $23,100 of expense for the third fiscal quarter and $173,523 of expense for the fourth fiscal quarter. Income from continuing operations for fiscal 1999 includes one-time items, on an after-tax basis, of: $10,350 of income for the first fiscal quarter and $32,544 of expense for the fourth fiscal quarter.

**	As discussed in Note 4 of Notes to Consolidated Financial Statements, in fiscal 1999, Applied Materials reversed its fiscal 1998 decision to discontinue the operations of AKT. As a result, Applied Materials reclassified the prior period operating results of AKT to continuing operations and reversed its charge for discontinuing AKT’s operations. The reclassifications had no effect on Applied Materials’ net income or total earnings per share amounts as previously reported.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Applied Materials, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Applied Materials, Inc. and its subsidiaries at October 25, 1998 and October 31, 1999 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Applied Materials’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/  PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

San Jose, California

November 17, 1999

STOCK PRICE HISTORY

	Fiscal year

	1998				1999

	High		Low		High		Low

First quarter	38	7/16	26	1/8	63	3/16	31	7/8

Second quarter	38	7/8	30	1/4	68	11/16	51	7/8

Third quarter	39	1/2	27	3/16	78	9/16	53	1/16

Fourth quarter	35	1/8	22	3/8	89	13/16	63	15/16

      The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq National Market during the last two years.